Exhibit 99.1

Precision Drilling Corporation

Notice of 2019 Annual and Special Meeting of Shareholders

To be held on May 3, 2019 1:00 p.m. Mountain Daylight Time (MDT) Eighth Avenue Place 525 – 8th Avenue SW, Suite 410 Calgary, Alberta T2P 1G1	Management Information Circular March 21, 2019

What’s Inside

	1	Notice of our 2019 Annual and Special Meeting of Shareholders

	2	Letter to Shareholders

	4	About Precision

Welcome to our 2019 Management Information Circular This document includes important information about Precision and the business of our 2019 annual and special meeting. The summary starting on page 5 gives you an update on our performance for the year, our governance practices and the key elements affecting executive pay for 2018. Please take time to read the Management Information Circular (the Circular) and remember to vote. We look forward to seeing you on May 3, 2019.	5	Summary of 2018

	8	Message from the Chair of the Human Resources and Compensation Committee

	13	2018 Corporate Governance Highlights

	14	Governance Practices

	15	Management Information Circular

	16	A – The Annual and Special Meeting

		17	Voting

		19	Business of the Annual and Special Meeting

		26	About the Nominated Directors

		28	Director Profiles

		37	Committee Reports

		40	2018 Director Compensation

	42	B – Governance

		43	Our Approach to Governance

		44	Corporate Responsibility

		51	About the Board

		57	Expectations of Directors

	65	C – Executive Compensation

		66	Compensation Discussion and Analysis

		73	2018 Executive Compensation

		89	2018 Compensation Details

	98	D – Other Information

	101	Appendix – Board of Directors Charter

Notice of our 2019 Annual and Special Meeting of Shareholders

When	Where
May 3, 2019	Eighth Avenue Place
1:00 p.m. Mountain Daylight Time (MDT)	525 – 8th Avenue SW, Suite 410
Calgary, Alberta T2P 1G1

Items of Business

1. Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2018

2. Elect the directors

3. Appoint the auditors and authorize the directors to set the auditors’ fees

4. Participate in our ‘say on pay’ advisory vote

5. Approve amendments to and continuation of our shareholder rights plan

6. Other business

Your Vote is Important

The attached Management Information Circular includes important information about what the annual and special meeting will cover, how to vote, our governance practices and executive compensation at Precision Drilling Corporation.

If you cannot attend the meeting, you can listen to a live audio webcast on our website (www.precisiondrilling.com).

By order of the Board of Directors,

Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry.

Headquartered in Calgary, Alberta, Canada, we are a leading North American drilling company. We also have operations in the Middle East.

Our shares trade on the Toronto Stock Exchange under the symbol PD and on the New York Stock Exchange under the symbol PDS.

Veronica H. Foley Senior Vice President, General Counsel and Corporate Secretary Precision Drilling Corporation Calgary, Alberta March 21, 2019

2019 Management Information Circular	1

Letter to Shareholders

Dear Fellow Shareholders,

This year’s annual and special meeting of shareholders of Precision Drilling Corporation (Precision) will be held at 1:00 p.m. MDT on Friday, May 3, 2019 at Suite 410, 525 – 8th Avenue SW, Calgary, Alberta T2P 1G1. If you owned Precision shares on March 18, 2019, you are entitled to attend the meeting and vote your shares. This is your opportunity to meet the Board of Directors (the Board), senior management and fellow shareholders and to receive an update on our 2018 performance and plans for the future.

Please Read this Circular

This Management Information Circular includes important information about voting, the business of the meeting, the auditors, the nominated directors, our governance practices, director and executive compensation and the key elements that affected executive pay for 2018. This information will help you decide how to vote your shares.

This year we are asking you to elect nine directors to the Board for a term of one year. All of the nominees are qualified and experienced and have agreed to stand for election. You can read about each nominee beginning on page 28.

You will also have a say on executive pay at the meeting. We hold this advisory vote every year, so we can receive regular feedback from shareholders. You can read about executive compensation in the message from the chair of the Human Resources and Compensation Committee beginning on page 8 and the compensation discussion and analysis beginning on page 66. We appreciate the previous high levels of support we have received from shareholders on our ‘say on pay’ vote (89.8% in 2018, 91.9% in 2017, and 96.2% in 2016). We have always considered input from our shareholders in our overall approach to executive compensation. In 2018, we wrote to 150 of our largest shareholders, representing approximately 58% of our issued (and outstanding) shares, asking for input into our current approach. Shareholders were supportive of our compensation program, and we have not received any negative feedback to date. We welcome engagement with our shareholders and are always interested in hearing your concerns.

This Management Information Circular discusses Precision’s strong commitment to pay for performance, our alignment with shareholder interests and the Board’s decisions about executive compensation for 2018. Our compensation decisions are based on corporate, individual and relative performance. Precision’s incentive plans are carefully designed to support our high governance standards and pay for performance philosophy. A pay for performance analysis typically compares Precision’s performance and executive compensation against a group of peers to determine relative alignment. Crucial to this analysis is the selection of appropriate peers. Third party proxy advisory firms compare our total shareholder returns to a set of peers that includes only Canadian companies. These companies are not comparable to Precision in terms of business lines, size, complexity, operating regions and style of operations, and these advisory firms may conclude that there is a pay for performance disconnect. However, when comparing our pay and performance to an appropriate set of peers, we find significant alignment between executive pay and our company performance. You can read about the compensation program and decisions in detail beginning on page 67.

We have a thorough and disciplined approach to selecting our Compensation Peer Group (see page 69). We select companies in the oilfield services industry based on financial and operational attributes. We review factors such as revenue, EBITDA, assets, market capitalization, enterprise value, geographic footprint and complexity of services offered to ensure that our group contains companies that are very similar to Precision. Precision’s growth over the past several years and future growth plans have been primarily focused in the U.S. and our international regions, with 64% of our 2018 revenue coming from our U.S. and international businesses. Since 2015, approximately 85% of our expansion and upgrade capital spending, and over 80% of our new build drilling rigs, have been allocated to our U.S. and international businesses. Given this significant U.S. presence and the strategic importance of our U.S. growth, and alignment with the company’s long-term strategy, Precision’s leadership team, including Kevin A. Neveu, the President and Chief Executive Officer (the CEO), is based in Houston, Texas and paid in U.S. dollars. Accordingly, our Compensation Peer Group includes a majority of U.S. companies as well as comparable Canadian companies within the oilfield services industry.

The Board has approved several changes to Precision’s executive compensation program over the past few years to address the prolonged market downturn and support the achievement of Precision’s strategic priorities.

Led by the CEO, Precision’s leadership team has been executing the strategy we believe best positions the company to weather the challenging and volatile market environment and achieve long-term growth. We ask that you take some time to read the Circular and continue to support us with your vote ‘FOR’ our approach to executive compensation.

2	Precision Drilling Corporation

Your Vote Is Important

You can vote your shares in person at the meeting or use the enclosed proxy form or voting instruction form to vote by proxy. If you have any questions about voting, please contact our proxy solicitor, Kingsdale Advisors, at 1.888.518.1560 (toll free in North America) or 416.867.2272 (to call collect from outside North America). You may also send an email to contactus@kingsdaleadvisors.com.

In Closing

The past four years have been particularly challenging for the oilfield services industry, and we appreciate the hard work and dedication of people across the Precision organization. We are extremely proud of our standing as a leading North American drilling company with global diversification, a strong balance sheet and an excellent customer base. We have an experienced management team dedicated to growing Precision and delivering value to our shareholders.

Please remember to vote. We thank you for your continued confidence and look forward to seeing you on May 3, 2019. If you are unable to attend the meeting, a live audio webcast will be available on our website (www.precisiondrilling.com).

Sincerely,

Steven W. Krablin Chair of the Board of Directors	Kevin A. Neveu President and Chief Executive Officer

2019 Management Information Circular	3

About Precision

Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production (E&P) companies in the oil and natural gas industry.

Headquartered in Calgary, Alberta, Canada, we own and operate a fleet of drilling rigs in Canada, the U.S. and the Middle East that are designed and operated by us to make drilling for oil and gas safe and efficient.

From our founding as a private drilling contractor in the 1950s, Precision has grown to become one of the most active drillers in North America. Our competitive advantage is underpinned by five distinguishing features:

▪	a competitive operating model that drives efficiency, quality and cost control
▪	a culture focused on safety and field performance
▪	size and scale of operations that provide higher margins and better service capabilities
▪

a high-quality drilling rig fleet equipped with Process Automation Control technology built to deliver consistent, repeatable, high-quality wellbores while improving safety, performance and operational efficiency, and

▪	a capital structure that provides long-term stability, flexibility and liquidity that allows us to take advantage of business cycle opportunities.

The summary below gives a snapshot of Precision – what we do and what we do not do.

What we do	What we do not do
Make onshore drilling for oil and natural gas safer and more efficient	X	Transport, refine or store oil and natural gas
Design, construct and operate drilling rigs	X	Hydraulic fracturing
Operate drilling rigs and operations on our customer’s drilling sites	X	Own, lease or manage land where our rigs operate
Drill oil and natural gas wells at the direction of our E&P customers	X	Participate in downstream operations
Train field staff at two drilling technical centres, one in Nisku, Alberta and one in Houston, Texas	X	Pump water underground, or treat and dispose wastewater from sites
Develop rig technology focused on increasing efficiency and reducing our environmental footprint
Provide a full range of health, disability, retirement and educational assistance benefits for our employees
Employ approximately 5,000 people

4	Precision Drilling Corporation

Summary of 2018

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. Our mission is to deliver High Performance through passionate people supported by quality business systems, drilling technology, equipment and infrastructure designed to optimize results and reduce risks; and create High Value by operating safely and sustainably, lowering our customers' risks and costs while improving efficiency, developing our people, and generating superior financial returns for our investors. We work toward this vision and the two pillars that support it by defining and measuring our results against strategic priorities. Our 2018 strategic priorities and the effectiveness of our strategic initiatives are summarized below.

While global commodity prices strengthened in 2018, the year was beleaguered with extreme volatility, particularly in the Canadian market. In the U.S., WTI averaged US$64.88 per barrel and Henry Hub natural gas prices averaged US$3.12 per MMBtu, levels supporting unconventional resource development. However, a volatile and uncertain outlook on oil prices and renewed focus on free cash flow have encouraged conservatism in customer spending. In Canada, acute pipeline takeaway shortfalls and growing uncertainty in regulatory policy caused immense pressure on regional commodity prices and subsequent activity levels, particularly towards the end of the year. In early December the Alberta government instituted mandatory oil production curtailments as a vehicle to address regional price differentials relative to WTI.

2018 Strategic Priorities	2018 Results
Commercial deployment of Process Automation Controls and Directional Guidance Systems on a wide scale.

Added ten Process Automation Control (PAC) systems with a total of 31 systems deployed in the field at year-end, a 50% increase in installed base during 2018. Equipped both of our training rigs in Nisku and Houston with PAC technology.

Drilled 365 wells in 2018 utilizing PAC technology and drilled 119 wells utilizing our directional guidance system, over half of which were drilled without any directional drillers on location.

By year-end, Precision, its partners, customers and several third parties had 15 drilling performance Apps under development with several drilling Apps in field trials.

Completed Enterprise Resource Planning (ERP) system upgrade to position the organization to better handle increased data flows.

Enhance financial performance through higher utilization and improved margins.

Consolidated utilization days increased 14% year-over-year.

U.S. Drilling margins up 25%, Canadian Drilling margins up 4% and International Drilling margins remained stable.

Revenue was $1,541 million (17% higher than 2017) because of higher U.S. activity and improved day rates.

Adjusted EBITDA in 2018 was $375 million (23% higher than 2017), mainly due to the increase in U.S. activity.

Achieved highest market share on record in the U.S. of over 7.5%.

Reduce debt by generating free cash flow while continuing to fund only the most attractive investment opportunities.

▪Target $75 million to $125 million debt repayment in 2018.

▪Target $300 million to $500 million debt repayment by year-end 2021.

Generated $311 million in funds provided by operations representing a 69% increase year-over-year.

Precision’s 2018 debt repayments totaled $174 million, $49 million higher than the top end of Precision’s target 2018 debt repayment range.

In conjunction with debt repayments, Precision grew its cash balance by $32 million throughout the year.

Completed two new build rigs in the U.S. market while continuing rig upgrade program (not exceeding $3 million in upgrade cost per rig). Precision also began construction of our sixth new build rig in Kuwait.

Capital expenditures totaled $126 million, $9 million less than planned spending. Net capital expenditures totaled $102 million with $24 million of proceeds on sale of property, plant and equipment.

In this Circular, we use certain non-GAAP measures to assess our performance and provide important supplemental information to investors. Adjusted EBITDA, Funds from Operations, Return on Capital Employed and Operating Loss are non-GAAP measures and do not have standardized meanings as prescribed by International Financial Reporting Standards (IFRS), and therefore may not be comparable with similar measures presented by other issuers. For more information about these measures, see page 98 of this Circular or page 3 of our 2018 Annual Report on our website (www.precisiondrilling.com).

2019 Management Information Circular	5

Share Performance

Precision shares and the macro environment experienced persistent volatility in 2018. The graphs below show our total shareholder return (TSR). Please see page 88 for a comparison of our TSR to the total return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index and the TSR of our 2018 PSU Performance Peer Group.

-41% one-year TSR on the Toronto Stock Exchange

-46% one-year TSR on the New York Stock Exchange

6	Precision Drilling Corporation

In the previous five years, management and the Board have been mindful to set strategic priorities that are congruent with current market conditions. These market conditions have had a direct impact on our short- and long-term goals.

2018

In July, we announced the award of a new build drilling rig in Kuwait under a five-year contract with an optional one-year extension; we anticipate this new rig to commence operations in the third quarter of 2019.

In November, we negotiated a one-year extension of our Senior Credit Facility to November 2022.

During the year, we redeemed US$80 million and repurchased and cancelled US$3 million of our 6.5% senior unsecured notes due 2021 and purchased and cancelled US$49 million principal amount of our 5.25% senior unsecured notes due 2024.

2017

In January, we negotiated certain covenant relief provisions under our Senior Credit Facility and reduced the size of the facility from US$550 million to US$525 million.

In November, we closed a private offering of US$400 million of Senior Notes due 2026 to fund a tender offer (and redemption for portion not tendered) of our existing debt and extend our maturity profile while preserving our undrawn Senior Credit Facility.

In November, we further negotiated certain covenant relief under our Senior Credit Facility, reduced the size from US$525 million to US$500 million and extended the maturity to November 2021.

By year end, we reduced our long-term debt by $52 million.

2016

In February, we suspended our dividend.

In April, we negotiated certain covenant relief under our Senior Credit Facility.

In November, we closed a private offering of US$350 million of Senior Notes due 2023 to redeem and repurchase our existing debt and extend our maturity profile while preserving our undrawn Senior Credit Facility.

By year end, we reduced our long-term debt by $213 million.

2015

We leveraged our purchasing volume and achieved reduced pricing on key products and services during the year.

We negotiated certain debt covenant relief provisions under our Senior Credit Facility to ensure continued access to capital during the energy industry downturn. We successfully resolved longstanding legal and tax disputes.

2014

We increased our quarterly dividend to $0.07 per share.

We sold two non-core assets for cash and closed a private offering of US$400 million of Senior Notes due 2024.

2019 Management Information Circular	7

Message from the Chair of the Human Resources and Compensation Committee

Executive Compensation at Precision

The Human Resources and Compensation Committee (HRCC) is committed to Precision’s pay for performance philosophy. The volatility in oil prices over the past five years and weak natural gas prices have created a challenging market environment to attract and retain top talent for all companies in the drilling and oilfield services industry. I believe the HRCC has effectively and attentively navigated through this period to ensure our compensation program continues to align with our compensation philosophy and shareholders’ interests and is appropriately structured to engage and retain top talent. Our approach to executive compensation continues to balance market realities with the need to set solid financial and operational goals and motivate management to achieve those goals and generate positive short- and long-term impacts on shareholder returns.

We believe our ‘say on pay’ vote on executive pay is one of the most important assessments of our approach to executive pay. The Board has held this advisory vote every year since 2011. It is an important way to engage shareholders and an effective way to receive direct and regular feedback on our approach to executive compensation. We are encouraged by the consistently strong support we have received from shareholders over the years.

Shareholder Outreach

Shareholder engagement is important to both the Board and the HRCC. In 2017, the Board approved the creation of a formal shareholder outreach program to create a dialogue forum on executive compensation matters. We continue to seek input on our executive compensation approach through open and candid discussions with our shareholders. We use this feedback when we consider changes to our compensation practices.

We know that many of our shareholders invested in Precision because they believe in our strategy and our people. Precision’s compensation program motivates our executives to deliver on that strategy and to adapt it to challenging market conditions. The realized compensation of our executives is directly tied to our share price, which aligns with how our shareholders are rewarded for their investment in Precision.

As the Chair of the HRCC, I welcome the opportunity to discuss in person or by telephone any feedback you have on our approach to executive compensation. Please contact Carey Ford, Senior Vice President and Chief Financial Officer at 713.435.6247 or via email at investorrelations@precisiondrilling.com to set up a meeting.

8	Precision Drilling Corporation

Summary of Compensation Decisions (2014 to 2018)

With the Board’s approval, the HRCC implemented several key compensation changes between 2014 and 2018 aimed at supporting Precision’s top priorities of enhancing our cash position, reducing debt, and maintaining strong liquidity through the downturn.

Base Salary

In terms of fixed compensation (base salary), we froze all base salaries across the organization, with the exception for promotions and transfers, in 2015 and 2016, inclusive of executives. Adjustments to base salaries of executives were made in 2017 and 2018 to align their total direct compensation with the market 50th percentile, as is consistent with our compensation philosophy.

Short-term Incentives

In 2014, we shifted our short-term incentive plan (STIP) metrics’ weightings to focus more on our financial performance and reduce the individual component, resulting in financial performance making up 52% of the STIP scorecard. We maintained the weightings of the metrics in 2015 and introduced a cash flow metric to focus on cash conservation. In 2016, we reduced our individual component further, and adjusted our strategic operational objectives to increase the financial performance metrics to total 65% of the STIP scorecard. These changes were aimed at reinforcing the importance of strong financial performance while reducing the potential for strong operational performance to drive a high corporate performance score. We also redistributed the weightings of the operational metrics to highlight core areas of strategic focus.

Long-term Incentives

In 2017, shareholders approved the omnibus equity incentive plan allowing us the option to reward long-term incentive plan (LTIP) awards in shares or cash, which fosters increased share ownership by executives, so they have a greater vested interest in our future success and supports our objectives of conserving cash, aligning with shareholder interests.

In 2018, we increased the allocation of Performance Share Units (PSUs) to 70% to put a higher weighting on performance-based vesting and to continue tying executive’s earning potential to shareholder returns. We also introduced Restricted Share Units (RSUs) to the mix for executives, excluding the CEO, and reduced the number of stock options we granted under our omnibus equity incentive plan as a part of an effort to manage the dilutive impact of the plan.

Reward for Performance through STIP and LTIP

The foundation of our compensation philosophy is to reward our executives when specific financial and operational targets and strong share price performance are achieved. Consistent with this philosophy, we have designed a compensation program with a high proportion of “at-risk” pay through our short-term and long-term incentive plans.

Our STIP is designed to reward strong performance against our annual financial and operational objectives. The LTIP awards are designed to retain and motivate the CEO and executives to drive strong future performance through achievement of our strategic plan. In early 2018, the CEO was granted long-term incentive awards consisting of 70% PSUs and 30% stock options, consistent with our practice of emphasizing performance-based vesting. These awards are 100% at-risk compensation and their value is not guaranteed (all stock options granted from 2011 through 2017 were out-of-the-money as of December 31, 2018). The graph below compares our CEO’s targeted total direct compensation in 2018 against the average of our peer group, using the most recent year’s information disclosed.

In 2018, 83% of our CEO’s targeted total compensation was “at-risk” and, due to low share price performance, he realized less than half (47%) of his targeted total compensation for the year. During the weak share price performance period of 2015 to 2017, our CEO received 53% of his average total target compensation. Conversely, in 2013 and 2014, a period in which Precision produced strong financial results and share price performance, our CEO received 82% of his average targeted total compensation, illustrating strong alignment to our pay for performance philosophy.

2019 Management Information Circular	9

Alignment with Shareholders

Our financial, operational, and share price performance has a direct impact on executive pay. Our plan manages fixed compensation cost and aligns variable compensation with shareholder interests. From 2014 to 2018, our CEO had an average realized pay of 52% of his targeted total compensation, inclusive of base salary, short-term incentives, and long-term incentives. The chart below shows our CEO’s realized compensation compared to total shareholders’ returns during the same five year period, displaying our commitment to align our CEO’s compensation to shareholders’ returns. As illustrated (assuming $100 was invested in Precision shares on December 31, 2013, and dividends were reinvested over the period), as shareholders’ returns fell, our CEO’s compensation also fell significantly below his target pay.

(1)

Notes:

(1)

In 2016, the Board determined that Precision’s long-term growth strategy would be better served by relocating the CEO to Houston and increasing his focus on our U.S. and international operations. As a result, Mr. Neveu relocated to Houston as of March 1, 2016, and the Board adjusted his base salary to align with the median of our Compensation Peer Group over a two-year period, due to the challenging industry conditions, and to pay the CEO in U.S. dollars. In 2016, his first base salary alignment was adjusted to US$670,000. In March 2017, the Board adjusted the CEO’s base salary to US$800,000 as the second adjustment to align with the median of our Compensation Peer Group, coinciding with the beginning of his tenth year in the CEO role at Precision. The Board made no adjustments to the CEO’s compensation in 2018.

2019 Compensation

Looking ahead to 2019, the HRCC and management remain focused on continuing to align our programs with our Corporate goals of maintaining controllable costs, rewarding strong financial performance, and reducing debt in order to enhance shareholder value. We made necessary compensation adjustments for critical and marketable talent, with no adjustments for the CEO.

The STIP scorecard is weighted toward short-term financial and key operating metrics that are critical to the success of our High Performance, High Value strategy. No adjustments were made to our executive’s STIP target payout percentages in 2019.

In addition to relative total shareholder return, the HRCC introduced a second metric (Capital Structure) to our 2019 PSU plan to align our goal of debt reduction with long-term compensation. To reduce the impact of share dilution and support retention, we significantly reduced the granting of options for all executives and increased the granting of PSUs and RSUs to our executives. The changes to 2019 LTIP allows us to manage the plan’s dilution impact and support the retention of executives who are critical to the success of Precision’s long-term goals.

10	Precision Drilling Corporation

Third Party Advisory Service Firms

Some third-party advisory service firms continue to compare Precision’s pay and performance against a select group of Canadian-only companies. The HRCC and our independent consultant firmly disagree with this approach. Our long-term growth strategy remains focused on our U.S. and international operations, which accounted for 64% of our revenue in 2018. Since 2014, over 85% of our rig additions have been in the U.S. or international markets. Consistent with our long-term strategy, the Board requires all of our executive leadership team to be located in Houston and paid in U.S. dollars. Accordingly, our compensation peer group includes 16 oilfield service industry peers, 11 of which are U.S. companies. We have included our three main U.S. competitors (Helmerich & Payne, Inc. (HP), Nabors Industries Ltd. (NBR), and Patterson-UTI Energy, Inc. (PTEN)) in our peer group, and two of those also include Precision in their peer groups.

Utilizing our oilfield service industry peers(1), Precision’s annualized three-year total shareholder return ranks at the 31st percentile and our CEO’s average compensation for the last three years at the 38th percentile. Our pay and performance are strongly aligned.

() Peers: Diamond Offshore Drilling Inc (DO), Ensco PLC (ESV), Forum Energy Technologies, Inc. (FET), Helmerich & Payne, Inc. (HP), Nabors Industries Ltd. (NBR), Oil States International Inc. (OIS), Patterson-UTI Energy, Inc. (PTEN), RPC Inc. (RES), Rowan Companies plc (RDC), Superior Energy Services Inc. (SES), CES Energy Solutions Corp. (CEU), Ensign Energy Services Inc. (ESI), Secure Energy Services Inc. (SES), ShawCor Ltd. (SCL), Calfrac Well Services Ltd. (CFW), Noble Corp plc (NE), and Trinidad Drilling Ltd. (which has since been removed as it was acquired by Ensign Energy Services)

2019 Management Information Circular	11

Our Commitment to Shareholders

The HRCC is 100% independent. It is responsible for ensuring Precision’s compensation policies and practices do not encourage inappropriate risk taking and that proper policies and practices are in place to identify and mitigate potential risks. As a matter of principle, the HRCC does not gross up incentive awards to account for withholding taxes, grant discretionary bonuses, guarantee bonuses, guarantee annual increases in base salary, allow hedging of Precision shares, and does not backdate or re-price stock options. The Board must approve all decisions on executive pay.

The HRCC continues to monitor compensation practices, governance issues and industry developments and will recommend any changes to the Board over the coming year as appropriate.

The HRCC has reviewed and approved the executive compensation disclosure in this document and welcomes feedback from shareholders.

Sincerely,

Dr. Kevin O. Meyers

Chairman of the Human Resources and Compensation Committee

12	Precision Drilling Corporation

2018 Corporate Governance Highlights

2019 Management Information Circular	13

Governance Practices

We maintain high governance standards in all aspects of our business. We have governance charters, guidelines, policies and procedures and regularly monitor regulatory developments and governance best practices to ensure we maintain these standards.

Our Board is qualified, experienced, engaged and committed to overseeing our business affairs.

All nine nominated directors currently serve on our Board. Each nominee brings an appropriate mix of skills, experience and knowledge to the Board and their committee memberships, and each had a 100% attendance record during their term in 2018.

Key attributes of the proposed Board:

▪	100% have senior leadership experience
▪	100% have human resources or compensation experience
▪	89% have industry experience
▪	89% are independent
▪	78% have experience in finance or mergers and acquisitions.

We pay our directors a cash and equity retainer to compensate them for fulfilling their role and responsibilities as members of Precision’s Board. Our flat fee structure is competitive with the market and supports strong director engagement. The equity retainer is paid in deferred share units (DSUs) so our directors have a vested interest in Precision’s long-term success. We pay the cash retainer in U.S. dollars to help us attract and retain global talent to the Board which is aligned with our long-term growth strategy focused on U.S. and international operations.

You can read about this year’s nominees in detail beginning on page 28 and the Board’s role and responsibilities on page 51. A detailed discussion of director compensation begins on page 62.

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Fax: 403.264.0251

14	Precision Drilling Corporation

Management Information Circular	Management Information Circular

You have received this Management Information Circular because you owned Precision shares on March 18, 2019 and are entitled to vote your shares at our annual and special meeting on May 3, 2019 beginning at 1:00 p.m. MDT at Eighth Avenue Place, Suite 410, 525 – 8th Avenue, SW in Calgary, Alberta.

Management and our Board of Directors are asking for your vote (known as soliciting your proxy) and we are contacting shareholders electronically and by mail. We have retained Kingsdale Advisors (Kingsdale) to act as our strategic shareholder advisor and proxy solicitation agent and we are paying them approximately $65,000 for their services.

You can vote by proxy if you are unable to vote in person at the meeting. A live audio webcast of the meeting will be available on our website (www.precisiondrilling.com), and we will post the webcast details in advance on our website and provide them in a news release. We will also post the voting results and archive the webcast on our website after the meeting.

Our Board of Directors has approved the contents of this Circular and has authorized us to send it to each shareholder.

In this Management Information Circular:

∎  you and your mean holders of Precision’s common shares

∎  we, us, our and Precision mean Precision Drilling Corporation

∎  shares and Precision shares mean Precision’s common shares

∎  shareholder means a holder of Precision’s common shares

∎  Circular means this Management Information Circular.

All dollar amounts are in Canadian dollars, and all information is as of March 18, 2019, unless stated otherwise.

Our principal corporate and registered office is located at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta

Canada T2P 1G1

Phone: 403.716.4500

About Your Package of Materials

This year we are again using the notice-and-access provisions for registered and beneficial holders where possible to reduce our printing and mailing costs.

We can deliver our materials for the meeting electronically if you are:

▪a registered shareholder and consented in writing to receive the items electronically

▪a beneficial shareholder and asked not to receive printed copies of our materials.

Your package includes either a proxy form or a voting instruction form and information about the meeting and how you can access the materials online.

We have sent you a complete package of printed materials if you are:

▪a registered shareholder and did not consent in writing to receive the items electronically

▪a beneficial shareholder and asked to receive printed copies (we send materials to your financial intermediary—your bank, trust company, broker or trustee—to send to you).

Turn to page 18 to read more about registered and beneficial shareholders. If you have questions, please contact Kingsdale:

▪1.888.518.1560 (toll-free in North America)

▪416.867.2272 (collect, outside North America)

▪contactus@kingsdaleadvisors.com

2019 Management Information Circular	15

A – The Annual and Special Meeting	Management Information Circular

The annual and special meeting of shareholders is your opportunity to vote on the items of business, ask questions, and meet face to face with management and our Board.

This section discusses the items of business in detail and explains the voting process. It also tells you about the directors who have been nominated for election to the Board this year.

17	Voting
	17	Who Can Vote
	17	How to Vote
	18	Registered Shareholders

19	Business of the Annual and Special Meeting

26	About the Nominated Directors
	26	About the Nominated Directors
	27	2018 Meeting Attendance
	28	Director Profiles

37	Committee Reports
	37	Audit Committee Report

	38	Corporate Governance, Nominating and Risk Committee Report
	39	Human Resources and Compensation Committee Report

40	2018 Director Compensation

16	Precision Drilling Corporation

Voting

Who Can Vote

Only holders of Precision shares as of the close of business on March 18, 2019, have the right to vote at the annual and special meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. You need to contact our registrar and transfer agent, Computershare Trust Company of Canada (Computershare), at least 10 days before the meeting to request that your name be included on the list of shareholders who are entitled to vote at the meeting. Computershare’s contact information is on the following page.

Precision’s authorized share capital includes an unlimited number of common shares and preferred shares, issuable in series, up to half the issued and outstanding common shares at the time the preferred shares are issued.

As of March 18, 2019, we had 293,781,836 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

Our directors and executive officers are aware of one organization that owns, controls or directs (directly or indirectly) 10% or more of our outstanding shares.

Fidelity Investments, a U.S.-based multinational financial services organization, owns, through its affiliates, 33,998,972 Precision shares, or 11.57% of our outstanding shares.

We are not aware of any other person or company that beneficially owns, controls or directs (directly or indirectly) 10% or more of our outstanding shares.

How to Vote

You can vote by proxy, or you can attend the meeting and vote your shares in person. Note that the voting process is different for registered and beneficial (non-registered) shareholders.

You are a registered shareholder if you hold Precision shares in your own name and have an actual share certificate. Your package includes a proxy form.

You are a beneficial shareholder if your Precision shares are held in the name of a financial intermediary or nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee or financial intermediary votes your shares, but you have the right to tell them how you want them to vote. You need to do this as soon as possible using the voting instruction form in this package.

Precision may utilize the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their Common Shares over the telephone. Alternatively, Kingsdale may contact such beneficial Shareholders to assist them with conveniently voting their Precision shares directly over the phone.

Follow the instructions on the next page. If you still have questions about the voting process, you can contact Kingsdale:

Voting Results

Computershare is our transfer agent and registrar of Precision shares and counts and tabulates the votes for us.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedar.com and www.sec.gov) after the meeting and also post the results on our website and issue a news release with the results.

Phone:	1.888.518.1560 (toll free in North America)
416.867.2272 (outside North America)
Email:	contactus@kingsdaleadvisors.com

2019 Management Information Circular	17

Registered Shareholders Voting by Proxy
Beneficial Shareholders

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxyholder) the authority to attend the annual and special meeting and vote your shares for you. You can appoint a person or a company to be your proxyholder and to act on your behalf at the meeting. The person or company you appoint does not need to be a Precision shareholder.

Kevin A. Neveu, President and Chief Executive Officer, or in his absence, Steven W. Krablin, Chair of the Board, will automatically serve as your proxyholder if you do not appoint someone else. They will vote your Precision shares at the meeting according to the instructions you provide on your proxy form.

If you do not specify how you want to vote your shares, they will vote:

▪for electing each nominated director

▪for appointing the auditors

▪for our approach to executive compensation

▪for our shareholder rights plan.

Generally, you can send your voting instructions by mail, phone or on the internet. Each financial intermediary has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type.

Voting in Person

We do not have the names of our beneficial shareholders or a record of the specific number of shares each of them owns.

If you wish to attend the annual and special meeting and vote in person, then you must follow the directions provided on the voting instruction form in your package. Be sure to register with Computershare when you arrive at the meeting.

Changing Your Vote

Contact your intermediary for instructions on how to revoke or change the voting instructions you provided.

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Make sure the person is aware they must attend the meeting and vote your shares for you. Your proxyholder must vote for or against, or withhold your vote, according to your instructions. Your proxyholder will need to register with Computershare when they arrive at the meeting.

Computershare must receive your instructions by 1:00 p.m. MDT on May 1, 2019. If the meeting is postponed or adjourned, they must receive the instructions by 1:00 p.m. MDT two business days before the adjourned or postponed meeting is reconvened. The Chair of the Board has sole discretion to waive or extend the proxy cut-off time without notice.

Mail your completed proxy form to: Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1	Vote online or by phone using the 15-digit control number on the first page of your proxy form: Internet: www.investorvote.com Phone: 1.866.732.VOTE (8683)

You can also appoint a proxyholder online. Follow the online instructions if you want your proxyholder to vote for each item of business separately.

Voting in Person

Do not use your proxy form. When you arrive at the meeting, check in with Computershare to receive your ballots so you can vote at the meeting.

Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote. You can also decide to vote in person. You can do this at any time up, until the start of the meeting.

If you voted by phone or on the internet, you can submit a new vote. The new vote will revoke your earlier vote.

If you submitted your proxy form by mail, send a written notice by 1:00 p.m. MDT on May 1, 2019 to our registered office at:

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

If the meeting is postponed or adjourned, we must receive your notice by 1:00 p.m. MDT two business days before the postponed or adjourned meeting is reconvened or give your written notice to the chair of the meeting before the start of the meeting. The written notice will only apply to items of business that have not yet been voted on.

You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

18	Precision Drilling Corporation

Business of the Annual and Special Meeting

1. Receive the 2018 Consolidated Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2018 and report of the auditors (2018 Consolidated Financial Statements) will be presented at the meeting. The Board has approved the 2018 Consolidated Financial Statements and no vote is required. You will, however, have an opportunity to ask questions at the meeting.

Quorum

We must have two persons present who hold or represent by proxy at least 25% of the shares entitled to vote at the meeting for it to proceed.

Simple Majority

We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this meeting.

We mailed our 2018 Consolidated Financial Statements to all registered shareholders and to beneficial shareholders who requested them. You can find them and the management’s discussion and analysis (MD&A) in our 2018 Annual Report on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

2. Elect the Directors

You can vote on electing nine directors to our Board for a one-year term:

Michael R. Culbert William T. Donovan Brian J. Gibson	Allen R. Hagerman Steven W. Krablin Susan M. MacKenzie	Dr. Kevin O. Meyers Kevin A. Neveu David W. Williams

Our articles of incorporation state that we must have between one and 15 directors on our Board. The Board has decided that there will be nine directors this year. The Corporate Governance, Nominating and Risk Committee believes the nine nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our Board. All the nominees currently serve on the Board and you can read about each of them in the director profiles beginning on page 28.

All the nominees meet the Board’s independence criteria except for Mr. Neveu because of his role as our President and Chief Executive Officer.

You can vote for all the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy and do not appoint someone to serve as your proxyholder, the Precision representatives named in the proxy form will vote your shares for electing each nominated director unless you provided different instructions.

Each director will serve until the end of the next annual general meeting, unless he or she resigns, and a successor is elected or appointed. If a nominee withdraws his or her name, you or your proxyholder can vote for another nominated director.

The Board recommends that you vote FOR electing each nominated director.

Our policy on majority voting

A director who receives more withhold than for votes must offer to resign after the meeting. The Corporate Governance, Nominating and Risk Committee will review the matter and then recommend to the Board to accept or reject the resignation based on the best interests of Precision and any other factors it considers relevant. The Board will accept the director’s resignation unless there are exceptional circumstances. The director will not participate in any Board or committee deliberations on the matter.

The Board will decide whether to accept a resignation within 90 days of the meeting. If the Board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the meeting. A withhold vote is effectively the same as a vote against a director in an uncontested election.

2019 Management Information Circular	19

3. Appoint the Auditors

You can vote on reappointing the auditors and authorizing the Board to set their fees.

The Board recommends that KPMG LLP, Chartered Professional Accountants (KPMG), be appointed as our auditors until the next annual general meeting. Representatives of KPMG will be at the meeting to answer any questions. KPMG has been our auditors for more than five years, and we believe their re-appointment is in the best interests of Precision and our shareholders.

Auditor Independence

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform, and fee disclosure. We also comply with the provisions of the United States (U.S.) Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services that cannot be provided by external auditors.

The Audit Committee is responsible for overseeing the external auditors, and it meets with them every year to review their qualifications and independence. This includes reviewing formal written statements that describe any relationships with Precision that can have an impact on their independence and objectivity.

Audit Committee

You can find more information about the Audit Committee’s policies and procedures in our annual information form for the year ended December 31, 2018. It is available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Or contact our Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: 403.716.4500

Fax: 403.264.0251

Email: corporatesecretary@precisiondrilling.com

The Audit Committee recommends the terms of engagement and the auditors’ fees to the Board for approval and pre-approves any permitted non-audit services. Management collaborates with the external auditors every year to develop a list of proposed services for the Audit Committee’s review and pre-approval. The Audit Committee ensures auditor independence by prohibiting the external auditors from providing certain services, however, it believes the auditors are best equipped to handle certain other non-audit services in permitted categories, such as tax compliance.

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG in the last two fiscal years.

Year Ended December 31	2018	2017
Audit fees	$1,192,000	$1,551,000
for professional audit services
Audit-related fees	$173,000	—
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees
Tax fees	$540,000	$247,000
for tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns, and international tax advisory services
Total	$1,905,000	$1,798,000

The Board recommends that you vote FOR the appointment of KPMG as our auditors until the next annual general meeting and authorize the Board to set their fees.

4. Participate in Our ‘Say on Pay’ Advisory Vote

You can vote on our approach to executive compensation. The Board has held a ‘say on pay’ vote every year since 2011 when it adopted the policy to hold an annual advisory vote on executive compensation.

At the meeting, you will have the opportunity to vote for or against our approach to executive compensation through the following resolution:

Please take time to read about our executive compensation program, which starts on page 66. The compensation discussion and analysis explains our approach, how executive compensation aligns with shareholder interests, the different program components and the Board’s decisions about executive pay for 2018.

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2019 Annual and Special Meeting of Shareholders.”

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about executive compensation and governance matters.

The Board will take the voting results and other feedback into account when considering its approach to executive compensation in the future. If a significant number of shareholders oppose the resolution, the Board will meet with shareholders to understand their concerns and review our approach to compensation in the context of these concerns.

20	Precision Drilling Corporation

We have typically received strong support from our shareholders. Last year 89.8% of the votes were in favour of our approach to executive compensation. The Board and the Human Resources and Compensation Committee continue to monitor developments in executive compensation to ensure that our compensation practices and decisions and compensation risk oversight are appropriate.

The Board recommends that you vote FOR our approach to executive compensation as disclosed in this Circular.

5. Approve amendments to and continuation of our Shareholder Rights Plan

You will be asked to approve amendments to, and the continuation of, our shareholder rights plan agreement dated as of June 1, 2010, and as amended and restated as of May 8, 2013, between Precision and Computershare (the Rights Agent) as described more fully below.

For our shareholder rights plan to be amended and continue in effect after the meeting, we must receive an affirmative vote of a majority of the votes cast by Precision shareholders voting as a group, and the Precision shareholders who qualify as independent shareholders under our shareholder rights plan voting as a group. “Independent Shareholders” is defined in our rights plan and is, in effect, all holders of our shares, excluding any person who owns 20% or more of our shares, any person who has announced an intention to make or who is making a take-over bid, affiliates, associates and persons acting jointly or in concert with the excluded persons, or under any employee benefit plan, deferred profit sharing plan, stock participation plan and any similar plan for the benefit of our employees, unless the beneficiaries of the plan direct the manner in which their shares are to be voted or direct whether the shares are to be tendered to a take-over bid. We are not currently aware of any Precision shareholders who would not qualify as Independent Shareholders under our shareholder rights plan and accordingly the resolution will require the affirmative vote of a majority of the votes cast by Precision shareholders.

We are not proposing the amendments to and continuation of our shareholder rights plan in response to, or in anticipation of, a pending, threatened or proposed acquisition or take-over bid. It is also not intended as a means to prevent a take-over of Precision, secure our management team or the Board, or deter fair offers for Precision shares.

Proposed Amendments

On February 25, 2016, the Canadian Securities Administrators (CSA) announced amendments, effective May 9, 2016, to National Instrument 62-104 Take-over Bids and Issuer Bids (the take-over bid regime or NI 62-104). These amendments extended the minimum period a take-over bid must remain open from 35 days to 105 days, with the ability of the target company to voluntarily reduce the period to not less than 35 days. In addition, the minimum period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As a result, the only proposed substantive amendment to our shareholder rights plan is to extend the period of time a permitted bid must remain open to ensure the permitted bid definition in the plan aligns with the minimum period a take-over bid must remain open under the take-over bid regime. Additional non-substantive, technical and administrative amendments are also proposed.

The changes to our shareholder rights plan include:

▪

amending the definition of “permitted bid” to be outstanding for a minimum period of 105 days or a shorter period that a takeover bid must remain open for deposits of securities, in the applicable circumstances, pursuant to the take-over bid regime, and

▪

certain additional non-substantive, technical and administrative amendments, including: (i) to align the definition of a “competing permitted bid” to the minimum number of days as required under the take-over bid regime, and (ii) permit book entry form registration rights.

2019 Management Information Circular	21

Purpose of our Shareholder Rights Plan

Notwithstanding the amendments to the take-over bid regime, there continues to be a role for rights plans in preventing unequal treatment of shareholders. Some concerns include:

▪

protecting against “creeping bids” (the accumulation of more than 20% of the common shares through purchases exempt from the take-over bid regime, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of shares over a stock exchange without paying a control premium, or (iii) through other transactions outside of Canada that may not be formally subject to the take-over bid regime), and requiring the bid to be made to all shareholders; and

▪

preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in our shareholder rights plan.

The primary objectives of our shareholder rights plan are to ensure, to the extent possible, that all holders of our shares are treated equally if there is a take-over bid for our shares. Our shareholder rights plan addresses the issues relating to lock-ups and creeping bids described above and encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in our shareholder rights plan and described below), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness (including that the bid must remain open for acceptance for at least 105 days), or with the concurrence of our Board.

Summary of our Shareholder Rights Plan

The following is a summary of our shareholder rights plan. For greater certainty, the shareholder rights plan agreement, as amended and restated, will govern in the event of any conflict between the provisions of the agreement and this summary. The draft amended and restated shareholder rights plan agreement is available under our company profile on SEDAR (www.sedar.com) as a filing made on March 21, 2019, or you can ask for a copy by contacting our Corporate Secretary.

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Tel: 403.716.4500

Fax: 403.264.0251

Term and Expiration

Our shareholder rights plan expires at the Expiration Time, which is defined as the earliest of: (i) the date on which Rights (as defined below) are redeemed (the Termination Time), and (ii) the termination of the annual meeting of Precision shareholders in the year 2022 or, if the continued existence of our shareholder rights plan agreement is ratified at the annual meeting by resolution passed by a majority of votes cast by holders of Precision shares voting as a group and Independent Shareholders voting as a group, thereafter at the termination of every third annual meeting (unless continued existence of our shareholder rights plan agreement is ratified at such annual meeting by resolution passed by a majority of votes cast by holders of Precision shares voting as a group and Independent Shareholders voting as a group).

Issue of Rights

One right (a Right) was issued by Precision for each Precision share that was outstanding at the close of business June 1, 2010, the effective date of our shareholder rights plan (the Effective Date), and for each additional Precision share that has been issued since then. One Right will be issued for each additional Precision share issued following the continuation of our shareholders rights plan and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Precision share unless the Rights separate from the underlying Precision shares in connection with which they were issued and become exercisable or are exercised.

The issuance of the Rights will also not change the manner in which Precision shareholders currently trade their Precision shares and is not intended to interfere with Precision’s ability to undertake equity offerings in the future.

Rights Exercise Privilege

The Rights will separate from our shares, unless delayed by the Board, and will be exercisable 10 trading days (the Separation Time) after a person has acquired, or begun a take-over bid to acquire, 20% or more of our shares, other than by an acquisition pursuant to a take-over bid permitted by our shareholder rights plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of 20% or more of our shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void if a Flip-in Event occurs.

22	Precision Drilling Corporation

Each Right (other than those held by an Acquiring Person) entitles the holder to purchase additional Precision shares at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

▪	the bid must be made according to a formal take-over bid circular under applicable securities legislation
▪	the bid must be made to all registered holders of Precision shares (other than the offeror)
▪	the bid must be subject to irrevocable and unqualified provisions that:
–	the bid will remain open for acceptance for at least 105 days (amended from 60 days) from the date of the bid (or a shorter period as permitted by NI 62-104)
–	the bid will be subject to a minimum tender condition of more than 50% of the Precision shares held by Independent Shareholders
–	shares may be deposited to the bid at any time from the date of the bid until the date that shares may be taken up and paid for and shares may be withdrawn until taken up and paid for
–

the bid will be extended for at least 10 days (amended from 10 business days) if more than 50% of the Precision shares held by Independent Shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact).

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 105 days after the bid has started) as the Permitted Bid that is outstanding, will be considered to be a Permitted Bid for the purposes of our shareholder rights plan.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by reason of entering into an agreement (a Permitted Lock-Up Agreement) with a Precision shareholder under which the Precision shareholder (the Locked-Up Person) agrees to deposit or tender its Precision shares to a take-over bid (the Lock-Up Bid) made by that person, provided that the agreement meets certain requirements, including that:

▪	the terms of the agreement are publicly disclosed, and a copy is publicly available
▪	the Locked-up Person can terminate its obligation under the agreement in order to tender its Precision shares to another take-over bid or transactions where:
–

the offer price or value of the consideration payable is (A) greater than the price or value of the consideration per Precision share under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid

–

if less than 100% of the number of outstanding Precision shares held by Independent Shareholders are offered to be purchased under the Lock-Up Bid, the number of Precision shares offered to be purchased under the other take-over bid or transaction at an offer price not lower than pursuant to the Lock-Up Bid is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid

▪

if the Locked-Up Person fails to deposit its Precision shares to the Lock-Up Bid, no “break fees” or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another take-over bid or transaction, shall be payable to the Locked-Up Person.

Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by a legend imprinted on Precision share certificates representing Precision shares issued after the Effective Date.

From and after the Separation Time, Rights will be evidenced by separate certificates or book entries.

Before the Separation Time, Rights will trade together with, and will not be transferable separately from, the Precision shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable separately from the Precision shares.

Waiver

The Board, acting in good faith, may, before a Flip-in Event occurs, waive the application of our shareholder rights plan to a particular Flip-in Event where the take-over bid is made by a take-over bid circular to all holders of our shares. If the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for our shares made by a take-over bid circular to all holders of our shares prior to the expiry of any other bid for which our shareholder rights plan has been waived.

The Board may also waive the application of our shareholder rights plan for a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Precision shares within 14 days or a date determined the Board.

2019 Management Information Circular	23

With shareholder approval, the Board may waive the application of our shareholder rights plan to any other Flip-in Event prior to its occurrence.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid for which the Board has waived the application of our shareholder rights plan.

With shareholder approval, the Board may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Advisors, etc.

Investment advisors (for client accounts), mutual funds, trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Precision shares, are effectively exempted (through the definition of “beneficial ownership” under our shareholder rights plan) from triggering a Flip-in Event provided that they are not in fact making, either alone or jointly or in concert with any other person, a take-over bid.

Directors’ Duties

Our shareholder rights plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Precision. In the event of a take-over bid or any other such proposal, the Board will still have the duty to take such actions and make such recommendations to Precision shareholders it deems appropriate.

Amendments

Any amendments to our shareholder rights plan will be subject to the approval of a majority of Precision shareholders voting as a group, and Independent Shareholders voting as a group, in each case, in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Precision shareholders) make amendments that are necessary to maintain our shareholder rights plan’s validity as a result of changes in applicable legislation, rules or regulations.

Any amendments will also be subject to the approval of the TSX.

The Board recommends that you vote FOR the amendments to and continuation of our shareholder rights plan as disclosed in this Circular.

If our shareholder rights plan is not approved by shareholders at the meeting, all outstanding Rights will be redeemed at the redemption price of $0.00001, and the plan will subsequently terminate.

If the amendments to and continuation of our shareholder rights plan is approved, it will remain in effect, unless terminated in accordance with its terms, until our annual meeting of shareholders in 2022.

The text of the ordinary resolution, which remains subject to amendments, variations or additional text as may be approved at the meeting, is set forth below:

“BE IT RESOLVED, that:

1.

the shareholder rights plan agreement between us and Computershare Trust Company (as rights agent), dated June 1, 2010, as amended and restated on May 8, 2013 and as further amended and restated on May 3, 2019 (the 2019 Rights Plan) is hereby ratified, confirmed and approved

2.

any revisions made to the 2019 Rights Plan on or before May 3, 2019 that are required by the relevant stock exchange to conform our plan with most other shareholder rights plans for reporting issuers in Canada, as may be approved by any two of our officers, are hereby approved

3.	the 2019 Rights Plan, as amended in accordance with the immediately preceding bullet point, is hereby ratified, confirmed and approved
4.

any one director or officer of Precision is authorized to execute and deliver, whether under corporate seal or otherwise, any additional agreements, instruments, notices, consents, acknowledgements, certificates, and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

24	Precision Drilling Corporation

6. Other Business

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.

As of the date of this Circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

About Material Interests

None of our nominated directors or executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business except as disclosed herein.

No informed person or nominated director, or their associates or affiliates, had a direct or indirect material interest in a transaction or proposed transaction involving Precision in 2018, or up until March 18, 2019, that has had or will have a material effect on us or any of our subsidiaries.

.

2019 Management Information Circular	25

About the Nominated Directors

The Board has decided that nine directors will be elected to the Board this year. The Corporate Governance, Nominating and Risk Committee (CGNRC) believes they represent an appropriate mix of skills and experience and other qualities required for serving on our Board.

Precision’s articles of incorporation allow the Board to appoint one or more additional directors to the Board between annual meetings, but the number of additional directors cannot exceed one-third of the number of directors elected at our most recent annual meeting.

Mr. Neveu is the only non-independent director because of his role as our President and Chief Executive Officer.

Key Things to Know

Serving on Other Boards

Many of our nominated directors are active corporate directors and hold positions on other boards. The Board and the CGNRC have reviewed the board memberships and determined that the directors have consistently demonstrated that they are able to, and do, devote the necessary time and attention to Precision to carry out their duties effectively and act in Precision’s best interests.

All of our nominated directors have consistently met our expectations. All directors:

▪	have a comprehensive understanding of our business
▪	are always well prepared for Board and committee discussions
▪	make constructive contributions to all discussions
▪	are available to meet with management and fellow directors
▪	have maintained a 100% attendance record at Board and committee meetings.

Board Interlocks

Mr. Krablin and Dr. Meyers currently serve as independent directors on the board of Hornbeck Offshore Services, Inc. Mr. Culbert and Ms. MacKenzie currently serve as independent directors on the board of Enerplus Corporation. We do not believe these board interlocks affect the independence of these directors or their ability to perform their fiduciary obligations. None of our other directors currently serve together on any other public company boards.

26	Precision Drilling Corporation

2018 Meeting Attendance

The table below shows the number of Board and committee meetings held in 2018 and the director attendance record. We expect directors to attend all Board meetings, their committee meetings and the annual general meeting of shareholders. Directors may attend regular meetings by phone if circumstances require it.

Name	Board	Audit Committee	Corporate Governance, Nominating and Risk Committee	Human Resources and Compensation Committee	Overall Attendance
Michael R. Culbert	8 of 8 (100%)	5 of 5 (100%)	—	4 of 4 (100%)	17 of 17 (100%)
William T. Donovan	8 of 8 (100%)	5 of 5 (100%)	4 of 4 (100%)	—	17 of 17 (100%)
Brian J. Gibson	8 of 8 (100%)	5 of 5 (100%)	4 of 4 (100%)	—	17 of 17 (100%)
Allen R. Hagerman	8 of 8 (100%)	5 of 5 (100%)	—	4 of 4 (100%)	17 of 17 (100%)
Steven W. Krablin	8 of 8 (100%)	5 of 5 (100%)	4 of 4 (100%)	4 of 4 (100%)	21 of 21 (100%)
Susan M. MacKenzie	8 of 8 (100%)	—	4 of 4 (100%)	4 of 4 (100%)	16 of 16 (100%)
Kevin O. Meyers	8 of 8 (100%)	—	4 of 4 (100%)	4 of 4 (100%)	16 of 16 (100%)
Kevin A. Neveu	8 of 8 (100%)	—	—	—	8 of 8 (100%)
David W. Williams(1)	3 of 3 (100%)	1 of 1 (100%)	—	1 of 1 (100%)	5 of 5 (100%)

Notes:

(1)  Mr. Williams joined the Board in September 2018.

You can read about each nominated director in the profiles that follow.

Each director has provided information about the Precision shares he or she owns, or exercises control or direction over, and we used $3.19, the closing price of Precision’s shares on the TSX on March 18, 2019 to determine the current market value of their share ownership. We use the actual purchase cost of the shares or the current market value (whichever is higher) to determine whether a director has met the share ownership guidelines.

2019 Management Information Circular	27

Director Profiles

Resident of: Calgary, Alberta, Canada Citizenship: Canada Director since: December 2017

Michael R. Culbert (61) | Independent

B.Sc.

Michael Culbert is Vice Chairman of PETRONAS Energy Canada Ltd.(PECL), formerly Progress Energy Canada Ltd., a wholly owned subsidiary of PETRONAS, Malaysia’s integrated energy corporation. Prior to becoming Vice Chairman, Mr. Culbert served as President and CEO of PECL from 2001 to 2016. He also served as President of Pacific NorthWest LNG from 2014 to 2016 where he led an international consortium through a successful regulatory and consultation process. He served as Vice President of Marketing and Business Development at Encal Energy Ltd. from 1995 to 2001 and worked in various positions within Finance and Marketing at Home Oil Company Ltd.

Mr. Culbert currently serves on the Board of Directors of PETRONAS Energy Canada, Enerplus Corporation and Reserve Royalty and has also previously served on a number of other private and public energy company boards. Mr. Culbert is a past member of the Canadian Association of Petroleum Producers Board of Governors.

Mr. Culbert holds a Bachelor of Science degree in Business Administration from Emmanuel College.

Board and Committee Membership	2018 Meeting Attendance
Board of Directors	8 of 8 (100%)
Audit Committee	5 of 5 (100%)
Human Resources and Compensation Committee	4 of 4 (100%)
2018 Voting Results
Votes for: 166,583,246 (97.4%)	Votes withheld: 4,498,775 (2.6%)

Compensation			Director Share Ownership Guidelines
Total compensation received for 2018	US$195,000		Minimum two times annual	Meets Guideline
Amount received as DSUs	100% / US$195,000		retainer of US$195,000	Yes
Securities Held (as of March 18, 2019)	Number	Cost Basis ($)	Market Value ($)	TSX Closing Price
Precision shares	115,000	406,495	366,850	$3.19
DSUs	79,364	282,128	253,171
Total shares and DSUs	194,364	688,623	620,021
Other Public Company Boards and Committees in the last five years
Enerplus	Audit Committee, Corporate Governance and Nominating Committee, Compensation and Human Resources Committee (chair)			2014 - present

28	Precision Drilling Corporation

Resident of: North Palm Beach, Florida United States Citizenship: USA Director since: December 2008

William Donovan (67) | Independent

B.Sc., MBA

William Donovan is a private equity investor and has served as a director of several public and private companies in the United States, the United Kingdom and Russia. From 1997 to 2005, he served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities. Mr. Donovan was Chair of the Board of Rockland Industrial Holdings, LLC, a privately-held  entity in Wisconsin engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries from April 2006 to December 2013.

Mr. Donovan joined the board of Silgan Holdings in January 2018. Previously, he was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008.

Mr. Donovan previously served as President, Chief Financial Officer and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger and acquisition financing.

Mr. Donovan received a Bachelor of Science and an MBA from the University of Notre Dame.

Board and Committee Membership	2018 Meeting Attendance
Board of Directors		8 of 8 (100%)
Audit Committee		5 of 5 (100%)
Corporate Governance, Nominating and Risk Committee (chair)		4 of 4 (100%)
2018 Voting Results
Votes for: 166,590,627 (97.4%)	Votes withheld: 4,491,394 (2.6%)

Compensation			Director Share Ownership Guidelines
Total compensation received for 2018	US$210,000		Minimum two times annual	Meets Guideline
Amount received as DSUs	55% / US$115,000		retainer of US$210,000	Yes
Securities Held (as of March 18, 2019)	Number	Cost Basis ($)	Market Value ($)	TSX Closing Price
Precision shares	161,216	1,271,794	514,279	$3.19
DSUs	172,954	1,036,903	551,723
Total shares and DSUs	334,170	2,308,697	1,066,002
Other Public Company Boards and Committees in the last five years
Silgan Holdings Inc.	Audit Committee, Compensation Committee			January 2018 - present

2018 Management Information Circular	29

Resident of: Mississauga, Ontario Canada Citizenship: Canada Director since: May 2011

Brian J. Gibson (63) | Independent

B.Comm., MBA, CFA (CFA Institute), ICD.D (Institute of Corporate Directors)

Brian Gibson is currently Chief Executive Officer and Chief Investment Officer of TAVANI Relationship Investors Ltd., an investment management firm, a position he has held since August 2015. He was the Senior Vice President, Public Equities and Hedge Funds of Alberta Investment Management Corp. (AIMCo) from December 2008 until his retirement in May 2012. Previously, he served as President of Panoply Capital Asset Management Inc., a private investment firm, and as Senior Vice President, Equities of the Ontario Teachers’ Pension Plan. Mr. Gibson is a member of the advisory board of Kruger Inc., a private entity firm. He is a former director of Duff & Phelps, INFOR Acquisition Corp, MacDonald, Dettwiler and Associates Ltd., Viterra Inc., WestJet Airlines Ltd. and Westaim Corporation.

During his 38-year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. He has expertise in relationship investing and in corporate finance. Mr. Gibson has extensive experience in the analysis of public company financial statements and control standards and is Chair of the Corporate Disclosure Policy committee of the CFA Institute, which provides regulators with input and suggestions on potential changes in accounting standards and disclosure.

Mr. Gibson received a Bachelor of Commerce (Honours) from Laurentian University and an MBA from the University of Toronto. He is a Chartered Financial Analyst and a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Board and Committee Membership	2018 Meeting Attendance
Board of Directors		8 of 8 (100%)
Audit Committee		5 of 5 (100%)
Corporate Governance, Nominating and Risk Committee		4 of 4 (100%)
2018 Voting Results
Votes for: 168,774,348 (98.7%)	Votes withheld: 2,307,673 (1.3%)

Compensation			Director Share Ownership Guidelines
Total compensation received for 2018	US$195,000		Minimum two times annual	Meets Guideline
Amount received as DSUs	59% / US$115,000		retainer of US$195,000	Yes
Securities Held (as of March 18, 2019)	Number	Cost Basis ($)	Market Value ($)	TSX Closing Price
Precision shares	145,000	651,444	462,550	$3.19
DSUs	180,268	1,089,225	575,055
Total shares and DSUs	325,268	1,740,669	1,037,605
Other Public Company Boards and Committees in the last five years
INFOR Acquisition Corp.	Audit Committee (chair), Governance Committee			2015 – 2017

30	Precision Drilling Corporation

Resident of: Millarville, Alberta Canada Citizenship: Canada Director since: December 2006

Allen R. Hagerman, FCA (67) | Independent

B.Comm., MBA, CPA, CA, CF, ICD.D

Allen Hagerman is a private investor and corporate director with over 30 years of experience in the financial management of companies across the energy and mining industries. He served as Executive Vice President of Canadian Oil Sands Limited, an oil sands mining and upgrading entity, from 2008 until his retirement in 2014. He was previously Chief Financial Officer of Canadian Oil Sands Limited from June 2003 to April 2007. Prior to this, he held senior positions at Fording Canadian Coal Trust, Fording Inc., Hudson’s Bay Oil and Gas, Home Oil Company Limited and InterHome Energy Inc.

Mr. Hagerman is Chair of the Board of TransAlta Renewables Inc. In December 2016, he joined the Board of Directors of Tervita Corporation, an environmental solutions provider, and serves on the audit committee. He is a former member of the Financial Executives Institute and a past President of Financial Executives Institute, Calgary Chapter, as well as a past Chair of the Alberta Children’s Hospital Foundation. Previous board positions include Capital Power Income LP where he was Lead Director, Mongolia Minerals Corporation, Syncrude Canada Ltd., Calgary Exhibition and Stampede, and the University of Calgary. He is a Fellow of the Institute of Chartered Accountants of Alberta and recipient of its Distinguished Service Award.

Mr. Hagerman received a Bachelor of Commerce from the University of Alberta and an MBA from Harvard Business School. Mr. Hagerman is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Board and Committee Membership	2018 Meeting Attendance
Board of Directors	8 of 8 (100%)
Audit Committee (chair)	5 of 5 (100%)
Human Resources and Compensation Committee	4 of 4 (100%)
2018 Voting Results
Votes for: 165,377,697 (96.7%)	Votes withheld: 5,704,324 (3.3%)

Compensation			Director Share Ownership Guidelines
Total compensation received for 2018	US$210,000		Minimum two times annual	Meets Guideline
Amount received as DSUs	55% / US$115,000		retainer of US$210,000	Yes
Securities Held (as of March 18, 2019)	Number	Cost Basis ($)	Market Value ($)	TSX Closing Price
Precision shares	24,277	219,126	77,444	$3.19
DSUs	234,952	1,682,939	749,497
Total shares and DSUs	259,229	1,902,065	826,941
Other Public Company Boards and Committees in the last five years
Tervita Corporation	Audit Committee			2016 – present
TransAlta Renewables Inc.	Audit Committee, Special Committee			2013 – present

2019 Management Information Circular	31

Resident of: Spring, Texas United States Citizenship: USA Director since: May 2015

Steven W. Krablin (68) | Chairman of the Board | Independent

BSBA (Accounting), CPA, retired

Steven Krablin is a private investor and has over 30 years of experience as a corporate executive in the energy industry. Most recently, he served as President, Chief Executive Officer and Chairman of the Board of T-3 Energy Services, Inc., an oilfield services company that manufactured products used in the drilling, production and transportation of oil and gas, from March 2009 until January 2011.

Mr. Krablin is an experienced financial and operational leader with a broad understanding of business globally. He has also served as Chief Financial Officer of oil and gas service and manufacturing companies, including National Oilwell, Inc. and Enterra Corporation.

Mr. Krablin is currently a director of Hornbeck Offshore Services, Inc. and Chart Industries, Inc.

Mr. Krablin received a Bachelor of Science in Business Administration in accounting from the University of Arkansas and is a retired certified public accountant.

Board and Committee Membership	2018 Meeting Attendance
Board of Directors	8 of 8 (100%)
Audit Committee (1)	5 of 5 (100%)
Corporate Governance, Nominating and Risk Committee	4 of 4 (100%)
Human Resources and Compensation Committee	4 of 4 (100%)
2018 Voting Results
Votes for: 148,687,403 (87.0%)	Votes withheld: 22,394,591 (13.0%)

Compensation			Director Share Ownership Guidelines
Total compensation received for 2018	US$295,000		Minimum two times annual	Meets Guideline
Amount received as DSUs	100% / US$295,000		retainer of US$295,000	Yes
Securities Held (as of March 18, 2019)	Number	Cost Basis ($)	Market Value ($)	TSX Closing Price
Precision shares	25,000	99,859	79,750	$3.19
DSUs	236,317	1,016,425	753,851
Total shares and DSUs	261,317	1,116,284	833,601
Other Public Company Boards and Committees in the last five years
Chart Industries, Inc.	Audit Committee, Nominations and Corporate Governance Committee, Compensation Committee			2006 – present
Hornbeck Offshore Services, Inc.	Audit Committee, Nominating and Corporate Governance Committee			2005 – present
Penn Virginia Corporation (2)	Audit committee, Compensation and Benefits Committee, Nominating and Governance Committee			2010 – 2016

Notes:

(1)  The Board has determined that Mr. Krablin’s simultaneous service on the audit committees of two other public companies does not interfere with his ability to serve effectively on Precision’s Audit Committee.

(2)  On May 12, 2016, Penn Virginia filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Eastern District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors.

32	Precision Drilling Corporation

Susan M. MacKenzie (58) | Director

P.Eng., MBA, ICD.D

Susan M. MacKenzie is a corporate director. Most recently, she was an independent consultant. Previously, she served as Chief Operating Officer with Oilsands Quest Inc. and as Vice President of Human Resources and Vice President of In Situ Development and Operations at Petro-Canada prior to its merger with Suncor Energy Inc. Ms. MacKenzie was also employed with Amoco Canada, serving in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil exploration.

Ms. MacKenzie serves on several boards, including Freehold Royalties Ltd., TransGlobe Energy Corporation, and Enerplus Corporation. She previously served on the boards of FortisAlberta Inc., Safe Haven Foundation of Canada, Calgary Women’s Emergency Shelter and Foothills Academy Society.

Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University and a Master of Business Administration from the University of Calgary. She is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Resident of: Calgary, Alberta, Canada Citizenship: Canada Director since: September 2017

Board and Committee Membership	2018 Meeting Attendance
Board of Directors	8 of 8 (100%)
Corporate Governance, Nominating and Risk Committee	4 of 4 (100%)
Human Resources and Compensation Committee	4 of 4 (100%)
2018 Voting Results
Votes for: 166,076,736 (97.1%)	Votes withheld: 5,005,285 (2.9%)

Compensation			Director Share Ownership Guidelines
Total compensation received for 2018	US$195,000		Minimum two times annual	Meets Guideline
Amount received as DSUs	100% / US$195,000		retainer of US$195,000	Yes
Securities Held (as of March 18, 2019)	Number	Cost Basis ($)	Market Value ($)	TSX Closing Price
Precision shares	64,500	226,504	205,755	$3.19
DSUs	72,675	263,603	231,833
Total shares and DSUs	137,175	490,107	437,588
Other Public Company Boards and Committees in the last five years
Enerplus Corporation	Audit Committee, Reserves Committee, Safety and Social Responsibility Committee (chair), Compensation and Human Resources Committee			2011 – present
Freehold Royalties Ltd.	Governance, Nominating and Compensation Committee (chair), Reserves Committee			2014 – present
TransGlobe Energy Corporation	Compensation, Governance and Human Resources Committee (chair), Reserves, Health, Safety, Environment and Social Responsibility Committee			2014 – present

2019 Management Information Circular	33

Resident of: Anchorage, Alaska, United States Citizenship: USA Director since: September 2011

Dr. Kevin O. Meyers (65) | Independent

B.A., Ph.D. (Chemical Engineering)

Kevin Meyers is an independent energy consultant and corporate director. He currently serves on the boards of Denbury Resources Inc., Hess Corporation, and Hornbeck Offshore Services, Inc.

Dr. Meyers has over 35 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas. Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance.

Prior to joining ConocoPhillips in 2002, he served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska.

Dr. Meyers has also served on several non-profit boards, including the board of regents of the University of Alaska and the Nature Conservancy of Alaska.

Dr. Meyers received a Bachelor of Arts in chemistry and mathematics from Capital University and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Board and Committee Membership	2018 Meeting Attendance
Board of Directors	8 of 8 (100%)
Corporate Governance, Nominating and Risk Committee	4 of 4 (100%)
Human Resources and Compensation Committee (chair)	4 of 4 (100%)
Management Committee Membership	2018 Meeting Attendance
Safety Council	4 of 4 (100%)
2018 Voting Results
Votes for: 148,383,173 (86.7%)	Votes withheld: 22,698,848 (13.3%)

Compensation (1)			Director Share Ownership Guidelines
Total compensation received for 2018	US$222,000		Minimum two times annual	Meets Guideline
Amount received as DSUs	52% / US$115,000		retainer of US$210,000	Yes
Securities Held (as of March 18, 2019)	Number	Cost Basis ($)	Market Value ($)	TSX Closing Price
Precision shares	44,500	292,311		141,955	$3.19
DSUs	152,097	897,080		485,189
Total shares and DSUs	196,597	1,189,391		627,144
Other Public Company Boards and Committees in the last five years
Denbury Resources Inc.	Audit Committee, HSE and Reserves Committee (chair), Lead Technical Director, Compensation Committee			2011 – present
Hess Corporation	Audit Committee and Health, Safety and Environment Committee			2013 – present
Hornbeck Offshore Services, Inc.	Compensation Committee			2011 – present
Bill Barrett Corporation	Audit Committee, Reserves Committee, Governance Committee			2011 – 2016

Note:

(1)  Dr. Meyers also attends meetings of the Safety Council and is compensated for his participation as a Board representative. In 2018, he attended four council meetings and received $6,000 as meeting fees.

34	Precision Drilling Corporation

Resident of: Houston, Texas, United States Citizenship: Canada Director since: August 2007

Kevin A. Neveu (58) | President and Chief Executive Officer | Not Independent

B.Sc. (Mechanical Engineering), P.Eng. (APEGA)

Kevin A. Neveu is President and Chief Executive Officer and a director of Precision Drilling Corporation and has held these positions since joining the company in 2007.

Mr. Neveu has 37 years of experience in the oilfield services sector holding technical, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu is a former director of Finning International Inc., Bonanza Creek Energy, Inc. and RigNet, Inc. He is also a former member of the Advisory Board for the Heart and Stroke Foundation of Alberta. Presently, Mr. Neveu is an Advisor for the University of Calgary’s School of Public Policy and the Chairman of the International Association of Drilling Contractors.

Mr. Neveu holds a Bachelor of Science degree, is a graduate of the Faculty of Engineering at the University of Alberta and is a registered Professional Engineer in the province of Alberta. He has also completed the Harvard Advanced Management Program.

Board and Committee Membership	2018 Meeting Attendance
Board of Directors	8 of 8 (100%)
2018 Voting Results
Votes for: 169,919,315 (99.3%)	Votes withheld: 1,162,706 (0.7%)

Compensation			Share Ownership Guidelines (2)(3)
Total compensation received for 2018	(see page 83)		Minimum five times salary	Meets Guideline
Amount received as DSUs (1)	nil		of US$800,000	Yes
Securities Held (as of March 18, 2019) (3)	Number	Cost Basis ($)	Market Value ($)	TSX Closing Price
Precision shares (3)	970,411	7,309,513	3,095,611	$3.19
DSUs (1)	nil	nil	nil
Total (3)	970,411	7,309,513	3,095,611
Other Public Company Boards and Committees in the last five years
Finning International Inc.			Audit Committee. Safety, Environment and Social Responsibility Committee	2013 – 2018
Bonanza Creek Energy, Inc. (4)			Audit Committee, Compensation Committee, Governance Committee	2011 – 2017
RigNet, Inc.			Compensation Committee, Governance Committee	2004 – 2014

Notes:

(1)  As an officer of Precision, Mr. Neveu is not compensated for his services as a director and does not participate in the DSU plan. Mr. Neveu’s compensation is described in the Compensation Discussion and Analysis beginning on page 66.

(2)  As CEO, Mr. Neveu must meet share ownership guidelines of five times his annual base salary calculated using the actual purchase cost or the current market price, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his base salary to Canadian dollars using the March 18, 2019 exchange rate of 1.3344. See CEO Compensation on page 83 for more information about Mr. Neveu’s compensation.

(3)  Does not include PSUs or stock options.

(4)  On January 4, 2017, Bonanza Creek Energy, Inc. (Bonanza Creek) and certain subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware to pursue a plan of reorganization. On April 28, 2017, Bonanza Creek emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Neveu is no longer a director of Bonanza Creek.

2019 Management Information Circular	35

Resident of: Houston, Texas, United States Citizenship: United States Director since: September 2018

David W. Williams (61) | Independent

B.B.A. (Marketing)

David W. Williams served as Chairman, President and Chief Executive Officer of Noble Corporation from January 2008, until January 2018. Prior to Noble, he served as Executive Vice President of Diamond Offshore Drilling, Inc. and has more than 35 years in the offshore drilling industry.

During his career, Mr. Williams was a member of the Executive Committee and past Chairman of the International Association of Drilling Contractors and a board member of the American Petroleum Institute, where from 2012 to 2013 he served as Chairman of the General Membership Committee and as a member of the Executive Committee. He served as a director of the Well Control Institute and was a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. Mr. Williams currently serves as a member of the Houston Museum of Natural Science Board of Trustees, on the Board of Spindletop International, a Houston-based charitable organization, and on the Board of National Ocean Industries Association.

Mr. Williams attended Texas A&M University, where he earned a Bachelor of Business Administration degree in Marketing. In 2009, he was named as an Outstanding Alumni by the Mays Business School at A&M for his many career achievements and service to the school.

Board and Committee Membership	2018 Meeting Attendance
Board of Directors	3 of 3 (100%)
Audit Committee	1 of 1 (100%)
Human Resources and Compensation Committee	1 of 1 (100%)
2018 Voting Results
Votes for: N/A	Votes withheld: N/A

Compensation			Director Share Ownership Guidelines (1)
Total compensation received for 2018	US$58,290		Minimum two times annual	Meets Guideline
Amount received as DSUs	59% / US$34,376		retainer of US$210,000	No
Securities Held (as of March 18, 2019)	Number	Cost Basis ($)	Market Value ($)	TSX Closing Price
Precision shares	10,000	33,260	31,900	$3.19
DSUs	18,181	45,868	57,997
Total shares and DSUs	28,181	79,128	89,897
Other Public Company Boards and Committees in the last five years
Noble Corporation	Chairman			2008 - 2018

Notes:

(1)  Mr. Williams has four years from his appointment to the Precision Board to meet our director share ownership guidelines.

36	Precision Drilling Corporation

Committee Reports

Audit Committee Report

Allen R. Hagerman (chair)

Michael R. Culbert, William T. Donovan, Brian J. Gibson, Steven W. Krablin and David W. Williams

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Culbert, Mr. Donovan, Mr. Gibson, Mr. Hagerman and Mr. Krablin are considered audit committee financial experts under the SEC rules because of their training and experience.

The Audit Committee has three main areas of responsibility:

 Financial Reporting

Oversees the quality and integrity of financial reporting and reviews the following to provide recommendations to the Board for approval:

▪	annual audited financial statements and MD&A
▪	quarterly financial statements and MD&A.

 Internal Control Systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls. The Audit Committee receives reports annually on the following:

▪	our disclosure controls and practices
▪	our internal controls over financial reporting
▪	the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings
▪	the work product of our internal audit group.

 External Auditors

Responsible for critical audit matters and oversees the external auditors (currently KPMG LLP):

▪	appoints the lead audit partner
▪	reviews the external auditors’ annual audit plan, fees, qualifications, performance and independence
▪	pre-approves all auditing services and non-audit services that the external auditors provide to ensure they remain independent
▪	reviews results of all reports of the external auditors, including the external auditors’ report to shareholders.

The Audit Committee is also responsible for overseeing:

▪	compliance with laws and regulations relating to financial reporting
▪	compliance with the provisions of the Code of Business Conduct and Ethics relating to financial reporting matters
▪	certain financial risks delegated by the Board.

You can find more information about the Audit Committee in our Annual Information Form, filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The Audit Committee met five times in 2018 and met in camera without management present at every meeting. It also met separately with the Director of Audit Services and with KPMG at these meetings.

The Audit Committee also reviewed and approved its charter.

2019 Management Information Circular	37

Corporate Governance, Nominating and Risk Committee Report

William T. Donovan (chair)

Brian J. Gibson, Steven W. Krablin, Susan M. MacKenzie and Dr. Kevin O. Meyers

The Corporate Governance, Nominating and Risk Committee is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing best governance practices, and overseeing our approach to enterprise risk management. It is also responsible for conducting director assessments and developing director compensation programs.

Board Operations

Oversees the Board operations from a governance perspective:

▪	assesses the size and composition of the Board
▪	assesses the committees and composition
▪	ensures directors have access to continuing education programs
▪	oversees directors’ compliance with our Code of Business Conduct and Ethics.

Director Compensation

Develops a competitive director compensation package with advice from an independent external consultant (Mercer Canada Ltd. (Mercer)):

▪	reviews director compensation every year
▪	recommends director compensation to the Board for approval.

Board and Director Assessment

Assesses the overall effectiveness of the Board and committees:

▪	develops and implements an evaluation process for continuous improvement in the performance of the Board and committees
▪	assesses the skills appropriate for an effective Board and identifies any gaps in skills or experience when recruiting new director candidates
▪	maintains a Board succession plan that meets our needs and the interests of shareholders.

Director Nominations

Recommends to the Board suitable director candidates for nomination for election:

▪	assesses each director’s competencies and skills and reviews the ideal qualities and skills for an effective Board
▪	assesses new candidates on merit against criteria approved by the Board
▪	recommends the most qualified people to the Board for consideration
▪	oversees an orientation program for new directors.

Corporate Governance Principles

Carries out corporate governance initiatives:

▪	evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements
▪	assesses and implements evolving good governance practices and standards
▪	reviews key corporate policies including the Code of Business Conduct and the Insider Trading and Disclosure policies
▪	oversees corporate responsibility strategy
▪	assesses management’s annual diversity report
▪	reviews the Board and committee charters and position descriptions for the Chair of the Board, CEO and committee chairs.

Enterprise Risk Management

Ensures Precision actively evaluates its business risks:

▪	evaluates our approach to enterprise risk management to ensure we assess risks that may impede achievement of our business objectives
▪	reviews our risk insurance programs
▪	reviews our emergency response plan
▪	oversees our foreign anti-bribery and anti-corruption practices
▪	oversees our cyber security risk management
▪	reviews our processes to mitigate risks and manage risks within acceptable tolerances, as established by management and reviewed with the CGNRC.

The CGNRC met four times in 2018 and met in camera without management present at every meeting.

The CGNRC also reviewed and approved its charter.

38	Precision Drilling Corporation

Human Resources and Compensation Committee Report

Dr. Kevin O. Meyers (chair)

Michael R. Culbert, Allen R. Hagerman, Steven W. Krablin, Susan M. MacKenzie and David W. Williams

The HRCC is responsible for human resources and compensation governance, employee-wide programs and all matters relating to executive compensation.

Executive Compensation

Consults with management and seeks advice from an independent external consultant (currently Mercer) to develop our general philosophy on compensation and reviews all compensation policies and programs for our executives and recommends them to the Board for approval.

The HRCC’s review and recommendations include:

▪	the annual corporate goals and objectives for the CEO and other executive officers
▪	assessment of their performance against those goals and objectives
▪	the compensation for the CEO based on the HRCC’s assessment
▪	the compensation for the executive officers based on the CEO’s evaluations
▪	a review of our compensation program for the CEO and other executive officers
▪	employment contracts with the executive officers.

The HRCC is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including incentive and equity-based plans.

Talent Management and Succession Planning

Monitors succession planning for the CEO and other key roles:

▪	reviews the succession planning process for the CEO, executive officers and all key positions
▪	develops a contingency plan, identifying replacements who can immediately step into those positions in an emergency
▪	identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development in our talent management system.

Other Major Human Resources Programs

The HRCC is responsible for overseeing the development and implementation of programs aimed at:

▪	employee recruitment and retention
▪	employee development, including performance management, training and development, and talent management
▪	administration of pensions and benefits.

The HRCC is responsible for reviewing and approving the executive compensation disclosure that management prepared for this Circular.

The HRCC met four times in 2018 and met in camera without management present at every meeting.

The HRCC also reviewed and approved its charter.

2019 Management Information Circular	39

2018 Director Compensation

We pay directors a combination of cash and share-based compensation (deferred share units or DSUs) so they have a vested interest in Precision’s long-term success. A DSU is a phantom unit equal to the fair market value of a Precision share. Directors can choose to receive all or some of their annual cash retainer and other fees in DSUs (see page 62 for more about our director compensation program).

The table below shows the fees we paid to directors for the year ended December 31, 2018. Mr. Neveu does not receive director compensation because he is a management director and is compensated in his role as President and CEO.

Share-based awards is the portion of the annual retainer, meeting and other fees received as DSUs, and does not include any DSUs granted as dividend equivalents for dividends paid on Precision shares. In February 2016, we suspended our dividend as a result of a debt covenant restriction in our note indentures.

Directors are also reimbursed for travel expenses relating to Precision business.

Name	Cash Fees Earned (1)	Share-based Awards (1)	Option-based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total (1)
Michael R. Culbert	—	$252,837	—	—	—	—	$252,837
William T. Donovan	$123,177	$149,109	—	—	—	—	$272,286
Brian J. Gibson	$103,728	$149,109	—	—	—	—	$252,837
Allen R. Hagerman	$123,177	$149,109	—	—	—	—	$272,286
Catherine J. Hughes (2)	—	$94,466	—	—	—	—	$94,466
Steven W. Krablin	—	$382,497	—	—	—	—	$382,497
Stephen J.J. Letwin (2)	$38,755	$55,711	—	—	—	—	$94,466
Susan M. MacKenzie	$40,843	$213,939	—	—	—	—	$254,782
Kevin O. Meyers	$138,736	$149,109	—	—	—	—	$287,845
David W. Williams (3)	$31,007	$44,572	—	—	—	—	$75,579

Note:

(1)	Directors’ fees are paid in U.S. dollars. We used an average exchange rate of 1.2966 to convert the fees to Canadian dollars.
(2)	Amounts for Ms. Hughes and Mr. Letwin are for their service as directors until they retired from the Board on May 16, 2018.
(3)	Mr. Williams joined the Board in September 2018.

40	Precision Drilling Corporation

Outstanding Share-based Awards

DSUs are granted quarterly, vest immediately on the day they are granted and become available to the directors upon retirement or death. The table below shows all outstanding share-based awards for each non-management director as of December 31, 2018. We calculated the market or payout values using US$1.74, the closing price of Precision shares on the NYSE on December 31, 2018, the final trading day of the fiscal year and an annual average exchange rate of 1.2966.

Non-management directors do not participate in our stock option plan, so they do not have any outstanding option-based awards.

Name	Number of DSUs that have not Vested (#)	Market or Payout Value of DSUs that have not Vested ($)	Market or Payout Value of Vested DSUs not Paid Out or Distributed
Michael R. Culbert	–	–	$179,052
William T. Donovan	–	–	$390,199
Brian J. Gibson	–	–	$406,700
Allen R. Hagerman	–	–	$530,071
Catherine J. Hughes (1)	–	–	–
Steven W. Krablin	–	–	$533,151
Stephen J.J. Letwin (1)	–	–	–
Susan M. MacKenzie	–	–	$163,961
Kevin O. Meyers	–	–	$343,144
David W. Williams	–	–	$41,018

Note:

(1)  Ms. Hughes and Mr. Letwin retired from the Board on May 16, 2018.

Value Vested or Earned During the Year

The table below shows the value vested or earned on all share-based awards for each non-management director during the year ended December 31, 2018. We calculated the market or payout values using US$1.74, the closing price of Precision shares on the NYSE on December 31, 2018, the final trading day of the fiscal year and an annual average exchange rate of 1.2966.

DSUs vest immediately on the day they are granted. The value vested does not include additional units granted as we suspended our dividend in February 2016 as a result of a debt covenant restriction in our note indentures.

Name	DSUs – Value Vested During the Year
Michael R. Culbert	$166,485
William T. Donovan	$98,185
Brian J. Gibson	$98,185
Allen R. Hagerman	$98,185
Catherine J. Hughes (1)	$50,175
Steven W. Krablin	$251,865
Stephen J.J. Letwin (1)	$29,591
Susan M. MacKenzie	$139,236
Kevin O. Meyers	$98,185
David W. Williams	$41,018

Note:

(1)	Ms. Hughes and Mr. Letwin retired from the Board on May 16, 2018.

2019 Management Information Circular	41

B – Governance	Management Information Circular

We are committed to strong corporate governance and believe it is fundamental to generating long-term shareholder value.

This section discusses our governance policies and practices and the role and functioning of our Board and our expectations of directors.

43	Our Approach to Governance
	43	Standards and Practices
	44	Corporate Responsibility

51	About the Board
	52	Independence
	52	Avoiding Conflicts of Interest
	53	Board Priorities
	55	Board Effectiveness
	56	Board Succession
	56	Communicating with the Board

57	Expectations of Directors
	57	Integrity
	57	Attendance and Responsibilities
	57	Serving on Other Boards
	58	Skills and Experience
	60	Director Development and Continuing Education
	62	Director Compensation

42	Precision Drilling Corporation

Our Approach to Governance

Standards and Practices

Precision is a public company and our shares are listed on the TSX and NYSE.

We comply with corporate governance guidelines for Canadian companies listed on the TSX, and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the U.S.

Our corporate governance practices meet or exceed the guidelines adopted by the CSA set out under National Policy 58-201 – Corporate Governance Guidelines and the SEC rules that apply to us.

The only major differences between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the NYSE relate to shareholder approval of equity compensation plans and the external auditor. You can find an explanation in the investor relations section of our website (www.precisiondrilling.com).

Maintaining High Standards

Our transparent culture of governance and ethical behaviour is fundamental to the way we do business.

We monitor regulatory developments and governance best practices and adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and governance practices that are appropriate for us.

The Board reviews our governance charters, guidelines, policies and procedures regularly to ensure they are appropriate and that we maintain high governance standards.

Our following governance charters and policies are posted on our website:

▪	articles of amalgamation
▪	by-laws (including our advance notice policy)
▪	majority voting policy
▪	board and committee charters
▪	corporate governance guidelines
▪	position descriptions for the Chair of the Board, committee chairs and the President and Chief Executive Officer
▪	code of business conduct policy
▪	a summary of the main differences between the NYSE corporate governance standards and our governance charters and policies.

The governance disclosure in this Circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley Act, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved this disclosure on the recommendation of the Corporate Governance, Nominating and Risk Committee.

Disclosure

We issue timely, fair and accurate disclosure of all material information relating to Precision to keep shareholders and the public informed about our affairs and activities.

Our Disclosure Policy is critical to maintaining our integrity. Each director, executive officer and employee has an obligation to make sure we conduct ourselves according to the policy and its objectives. We review the policy regularly and update it as appropriate.

2019 Management Information Circular	43

Corporate Responsibility

Overview

As an energy industry leader, we maintain the highest ethical standards and operate with great care in the communities where we live and work. We are committed to generating profit in an ethical way. Corporate Responsibility is an integral part of Precision’s culture, vision, mission and strategy.

Notes:

(1)	See definition of TRIR and Triple Target Zero Days in the Health, Safety and Environment section on page 46.

This year, we completed many strategic actions to advance our Corporate Responsibility initiatives, including an assessment based on the industry standard framework as set forth by the International Petroleum Industry Environmental Conservation Association, the American Petroleum Institute and the International Association of Oil and Gas Producers to evaluate our impact. This assessment identified the key aspects of Corporate Responsibility that we believe are most significant to our internal and external stakeholders. Precision also developed a multi-year Corporate Responsibility Reporting Strategy that guides us toward the goal of progressively increasing transparency regarding environmental, social and governance (ESG) matters.

Ethics

We believe ethical behavior is fundamental to the way we do business. Our Code of Business Conduct and Ethics (the Code) ensures every director, executive officer, employee and contractor represents Precision’s values. Our full Code of Business Conduct and Ethics policy is available on www.precisiondrilling.com.

We have a robust, proven corporate governance system that is effective in ensuring a transparent culture. It allows for ethical issues to be reported, assessed and resolved in a timely manner. This system employs a strong body of policies, enforcement mechanisms and a closed-loop resolution process of each and every ethical issue reported.

The Code addresses the following key areas, among others:

▪financial reporting and accountability ▪maintaining confidentiality ▪avoiding conflicts of interest ▪complying with laws ▪safeguarding corporate assets ▪reporting illegal or unethical behaviour	▪	▪fair dealing ▪disclosure ▪anti-retaliation ▪data and privacy security ▪bribery and corruption ▪harassment and discrimination.

Every director, executive officer and employee must acknowledge annually that they have read, understood and will abide by the Code. Each member of the senior management team must also certify quarterly whether they are aware of any breaches of the Code. In-person and online training is provided annually to all permanent employees and covers an array of topics related to business conduct and ethics.

A hotline is available for anyone at Precision and outside the Corporation to report, confidentially and anonymously, any suspected illegal conduct or breach of our policies. With the oversight of the Audit Committee, there were no reportable ethics incidents in 2018 and 100% of the issues reported through the ethics hotline were reviewed and resolved. An independent third party operates the hotline and notifies the Audit Committee Chair immediately upon receiving a complaint. Reports are reviewed by our legal, internal audit and human resources groups, investigated by the appropriate department based on the allegation, and reported quarterly to the Audit Committee, or the HRCC, depending on the nature of the allegation.

44	Precision Drilling Corporation

Anti-Bribery and Anti-Corruption

We recognize that we operate in some countries with low ranking on the Corruption Perception Index, as compiled by Transparency International. To this extent, Precision has an Anti-Bribery and Anti-Corruption Policy that sets out the Corporation’s standards for detecting and preventing corruption. Our compliance department provides mandatory, comprehensive training annually on issues dealing with bribery and corruption for certain groups of employees. Additionally, in-person training is delivered throughout the organization as needed. There have been no internal or external investigations regarding non-compliance with anti-bribery and corruption laws or our policies and there are currently none underway.

Insider Trading

Our Insider Trading Policy applies to all directors, executive officers and employees. Reviewed every year by the Corporate Governance, Nominating and Risk Committee, the policy:

▪	sets out our obligations to stock exchanges, regulators and investors
▪	prohibits “tipping” or the purchase or sale of Precision shares while in possession of undisclosed material information
▪	establishes a regular black-out calendar
▪	prohibits short-term trades, purchases on margin, short sales, trading in derivatives, or hedging the value of Precision shares through specific financial instruments
▪	requires insiders to pre-clear trades of Precision shares
▪

prohibits insiders from participating in equity monetization transactions involving any unvested equity awards under our long-term incentive plans or Precision shares that constitute part or all our terms for meeting our minimum share ownership guidelines.

Clawbacks

Our senior leadership team must be accountable for their decisions. As such, we have designed our compensation program so that any consequences stemming from our policies, employment agreements and incentive plans align with Precision’s best interests.

Our clawback policy entitles us to recoup some or all the incentive compensation awarded or paid to our senior leadership team, including our CEO, both past and present, if:

▪	there was a restatement of our financial statements for a fiscal year or fiscal quarter when they were with Precision
▪	there was an error in calculating executive compensation during their time with Precision, or
▪	the member of the senior leadership team engaged in misconduct, including fraud, non-compliance with applicable laws and any act or omission that would entitle an employee to be terminated for cause.

The policy was revised in 2017 to include our ability to recoup incentive compensation from members of our senior leadership team that engaged in alleged or proven misconduct.

The policy applies to all forms of incentive awards including bonuses, restricted share units, performance share units and stock options.

Avoiding Conflicts of Interest

The Board is committed to making all decisions in the best interests of Precision and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

From time to time, directors will face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the Chairman of the Board, abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting.

Our employees are also required to disclose any additional or potential conflicts of interest. The conflicts disclosed are reviewed by our Audit and Compliance departments until they are resolved to management’s satisfaction.

2019 Management Information Circular	45

Health, Safety and Environment

The health and safety of our employees is a core value at Precision, and daily we work to set the standard for safety in our industry. We know that by investing in state-of-the-art technologies, maintaining clean and organized work sites, and doing our job the right way, we are protecting our people, the environment, our customers and our neighbors.

We recognize that climate change is an important global issue and actively monitor developments in this space that have the potential to affect our business.

Our Global Quality Health, Safety and Environmental Management System is strongly integrated into our culture to help ensure our practices are consistent throughout our operations. We also have a Safety and Corporate Responsibility Council that assists our Board of Directors in fulfilling its role of overseeing these functions by reviewing, reporting and making recommendations on our policies, standards and practices.

Precision fosters our safety culture through strong leadership, technical and compliance training, and proven support systems. Every day, we invest in our employees to prepare them for any and every situation on the rig. Our Technical Support Centre training facilities are located in Houston, Texas, and Nisku, Alberta, where more than 6,145 employees were trained in 2018 on Precision’s culture, rig personnel and responsibilities, tools and equipment, safety and environmental protocol and procedures, leadership and team-building.

Environment and Climate Change

We are conscious that advances in technology play a critical role in meeting global energy demand and we do our part to conduct business in a manner that is compatible with the environmental and economic needs of the communities in which we operate. We are continuously investing in improving our rig technology. Our advanced technology makes our operations more efficient, safer for our employees and significantly reduces our impact on the environment. Our modern fleet and digital enablement strategy allows operators to rely on data driven insights and real time automation to make faster and smarter decisions. This digital transformation limits energy use, maximizes output and drives more productivity. We continually explore new technologies and standardize operating procedures to improve our equipment life cycle management while maximizing our overall performance to minimize waste and our environmental footprint, including reduced greenhouse gas emissions. In 2018, 20% of Precision’s fleet was configured to be powered by natural gas, which releases fewer greenhouse gas emissions than diesel, therefore reducing Precision’s, and our customers’, environmental footprint. Our customers aggregate and report fuel usage with respect to greenhouse gas emissions and we believe our efforts help reduce these emissions.

Precision commits to operating in a way that reduces our impact on the environment and minimizes greenhouse gas emissions. We strive to minimize potentially negative environmental impacts by:

▪	using bi-fuel systems (29 in Canada, 16 in the U.S.) to reduce greenhouse gas emission
▪	using natural gas engines that burns lower carbon fuel
▪	working with operators on solutions to mitigate noise pollution in and around highly populated areas
▪	using industry best practice processes to ensure spill prevention
▪	designing our rigs to require fewer truckloads to mobilize, move or deploy our rigs
▪	enhancing drilling technologies to focus on improved drilling efficiencies, allowing us to drill wells faster and move in and out of a location sooner
▪	improving technology and investing in leading the industry with Process Automation Control to reduce our environmental footprint by improving drilling efficiencies
▪	designing our rigs to use pad walking systems to reduce our environmental footprint by improving drilling efficiencies.

Performance Indicators

We have bold Health, Safety and Environmental goals devoted to achieving what we call Triple Target Zero Days, our internal scorecard that recognizes injury-free performance, safe driving behavior and zero spills that could impact the environment. Precision had an improvement in our Total Recordable Incident Rate (TRIR), an industry standard metric for safety performance and benchmarking; however, every year we strive to achieve better results.

46	Precision Drilling Corporation

Our HSE Management Systems at Work

In 2017, we formed a Hand Injury Prevention Committee. The Committee created and implemented a hand injury prevention plan, including an awareness campaign, which resulted in a decrease in recordable hand injuries in 2018. The successful tactics of this initiative are now being integrated into normal business procedures.

Emergency Preparedness

Precision continually improves our plans and procedures to be prepared in case an emergency occurs. In 2018, we created  Corporate Crisis Management and Crisis Communication Plans to coordinate with our customers worldwide. To validate this plan’s effectiveness, we conducted global training and tabletop drills to prepare our employees and the leadership team for various emergency scenarios.

Additionally, we strengthened our regional and business unit emergency response plans, including a thorough review and update of our Disaster Recovery Plan and Business Continuity Plan. These plans have successfully been in place for many years and have ensured effective and efficient response during emergency events.

Talent Management

Precision invests in our people, and we strive to have high-performers throughout every level of our company. We implement systems and processes that help us execute our talent management strategy to maintain a well-trained, competent, highly capable talent pool with a broad range of business experience throughout market cycles.

In 2018, we developed the Precision Drilling University Resource Center (PD University), a central online hub where employees can learn more about our competencies, training resources, and education assistance. PD University is divided into two segments: the School of Toughnecks and the School of Leadership. The School of Toughnecks focuses on the development and dissemination of training to develop the best crews in the industry, ensuring that our field employees have the skills they need to deliver our High Performance commitment. The School of Leadership is focused on developing our next leaders. The curriculum is based on workshops delivered by our executives and supported by our learning and development professionals.

Our proactive talent management strategy helps us maintain a strong workforce when the industry experiences manpower shortages during peak operating periods. In 2018, we onboarded over 2,500 new employees. Between Precision’s technical centres and seven field coaches, we have trained more than 6,100 employees and performed approximately 3,500 rig-based competency assessments.

Our talent management strategy enables Precision to:

▪	retain experienced field personnel during market cycles
▪	support targeted recruitment initiatives
▪	reward the achievement of our short-term and long-term strategic objectives.

Precision manages a comprehensive summer internship program. In 2018, we hosted 66 interns from 24 universities working throughout 19 departments in Canada and the U.S. We believe our summer internship program provides an important talent pool for our permanent hires and provides participants with practical experience in the oil and natural gas industry that cannot be obtained in the classroom.

As part of our employee engagement strategies, we offer company-supported social activities to promote collaboration, work-life balance and interaction with the families of our employees. We also hold annual wellness campaigns to support the health and well-being of our employees and hold ticket draws to concerts, sporting events, and other entertainment to provide employees with social opportunity incentives.

2019 Management Information Circular	47

Diversity and Inclusion

We believe in building a team of exceptional employees who bring a wide range of ideas, perspectives, skills and cultures to our company. Precision has made a commitment to be a workplace free from discrimination, harassment, workplace violence and retaliation. Our diversity and inclusion policy prohibits discrimination of any kind and promotes diversity and inclusivity among our employees, management team and board members.

We adopted a diversity and inclusion policy in 2015 that considers gender, race and other factors with the objective of promoting diversity and inclusion among our employees, management team and the Board to foster an environment where we can draw on the widest range of knowledge, skills, perspectives and experience. As a company with operations in several countries, we place high importance on ensuring that we have a geographically diverse board and management team.

We aim to create a workplace free from discrimination by posting gender-neutral job listings for positions throughout the organization. We encourage female applicants who meet the criteria to apply.

Board Diversity

When recruiting new directors, the CGNRC considers candidates on merit. It considers our vision and business strategy, the skills and competencies of the current directors, any gaps in Board skills, and the attributes, knowledge and experience new directors should have to best enhance our business plan and strategies. The CGNRC also considers diversity as part of this process, including the level of female representation on the Board.

We have not adopted targets for female directors because we believe that merit of the candidate and the needs of the organization must remain paramount. We believe that our process of reviewing candidates on a variety of factors is more appropriate because it includes gender as well as ethnicity, geographic location and other experience.

In the last five years, two of five of our new directors have been women. We are firmly committed to gender diversity and are mindful of the need to pursue qualified female candidates. The CGNRC ensures that the list of potential director candidates includes qualified women, but the Board’s decision to appoint or nominate a director is based on the qualifications of the candidates and the particular needs of the Board at that time. The Board believes that it must also have the flexibility to add qualified board members when they become available, and this may mean appointing male or female directors, as appropriate.

Management Diversity

Increasing diversity at the management level is essential to maintaining our competitive advantage and is a factor in managing our talent pool and making strategic hires.

The executive leadership team reviews the talent pool regularly and considers the individual’s development, industry experience, background, race, gender and other factors before recommending management appointments to the Board for approval. The Board also considers the representation of women and geographic diversity, amongst other factors, in executive positions when reviewing the management succession plan and approving executive appointments. We do not have specific gender targets because we believe the merit of the candidate and needs of the organization must be paramount.

48	Precision Drilling Corporation

Reporting and Accountability

The human resources department reviews the structure, size and composition of our workforce annually and prepares a report for the Chief Administrative Officer and the President and Chief Executive Officer. Similarly, the executive leadership team meets regularly to assess its optimum composition, and annually provides a report to the CGNRC.

The CGNRC also monitors Board diversity and prepares an annual report for the Board that includes information about factors to consider when recruiting new candidates for a director position.

Philanthropy & Community Engagement

We are proud to invest in causes that are important to our employees, customers and communities where we work. Through Precision’s corporate giving program, we contribute to a number of exceptional health and human services organizations and youth programs.

Throughout Precision’s history, our proudest partnership has been with the Shock Trauma Air Rescue Services (STARS) Foundation, which operates emergency air ambulances in Canada and has the ability to support our remote field operations in western Canada. We have supported STARS since 1991 and continue to maintain our contribution and involvement through economic downturns.

In 2018, we established a multi-year partnership with the Heritage Park Society of Calgary to support the Natural Resources Project, “Keeping Alberta’s Story Alive”. The Heritage Park Society will restore, build and create programs in the Natural Resources Area for the education, enlightenment and enjoyment of over 600,000 annual visitors and over 60,000 school children at Heritage Park.

A few of our other financial commitments in 2018 included:

▪	Kids Cancer Care Foundation of Alberta to provide programs to meet the needs of the whole family at each stage of the cancer journey, from diagnosis through treatment and beyond
▪

Unlocking Potential Foundation of Calgary to provide unparalleled education and community outreach programs to equip individuals with the knowledge and skills to deal with issues and live life to its’ fullest

▪

Fraser Institute to improve the quality of life for Canadians, their families, and future generations by studying, measuring, and broadly communicating the effects of government policies, entrepreneurship, and choice on their well-being

▪

Spindletop Charities of Houston to provide aid programs targeting child abuse prevention, pediatric medical research, drug and alcohol abuse prevention and rehabilitation, education and scholarships, school safety, therapeutic services and after-school programs, and family health

▪	Protect Colorado to promote responsible oil and natural gas development
▪	Girls, Inc. of Greater Houston to advocate on behalf of girls and deliver life-changing programs and experiences
▪	Make A Wish Foundation to strengthen and empower children battling critical illnesses.

Volunteering in the Community

We understand the value of volunteering and have a desire to do more in the communities where we work. We continue to find new ways to obtain and attract new talent and establish a more purpose-driven and engaged workforce. We encourage our employees to participate in company-sponsored volunteer opportunities. In 2018, 600 employees volunteered over 2,500 hours of time towards numerous organizations aligned with our giving philosophy. A few of our high impact initiatives in 2018 included:

▪	Donation drives for the Houston Food Bank and the Calgary Foodbank to provide nutritious food to school-aged children at-risk of hunger and to families and individuals facing crisis
▪	Completed the annual spring clean-up at Camp Kindle for the Kids Cancer Foundation of Alberta to create camp experiences for children with cancer
▪	Participated in the MS150, an annual bike ride from Houston to Austin raising funds for the National Multiple Sclerosis Society
▪	Held blood drives for Calgary Blood Services to ensure life-saving blood products are delivered to hundreds of people across the country each day
▪	Prepared meals and donated funds to Inn from the Cold in Calgary for shelter residents
▪

Held an annual hockey tournament for employees and customers in Calgary with proceeds donated to the Highbanks Society to provide affordable housing and a nurturing community where young families can learn and grow

▪	Donated backpacks filled with school supplies to children through the Calgary Board of Education and the Houston YMCA
▪	The 2018 participants of our Leadership Development Program assembled bikes for underprivileged children
▪	Held clothing drives to obtain lightly used professional wear to support people in need who are re-entering the work force
▪	Provided presents to seniors and families in shelters and care facilities so they can enjoy the holiday season.

2019 Management Information Circular	49

Scholarship Program

Precision recognizes the value of post-secondary education and supports the children of our employees in their efforts to further their education. Precision has a long-standing scholarship program to assist children of employees who plan to continue their education journey in college or vocational school programs. Precision partners with Scholarship America to administer the application process and all scholarships are granted without regard to race, color, creed, religion, sexual orientation, age, gender, disability, or national origin. In 2018, scholarships were provided to the children of 30 of our employees. Precision also recognizes the legacy of numerous long-serving employees who have retired from the company by supporting annual scholarships with several education institutions across North America in the name of the retiree.

Public Policy & Lobbying

Precision is politically neutral and does not engage in political activities or make political contributions. We may not use company funds or assets for political purposes. However, we are active members of various associations that conduct lobbying on behalf of the oil and gas industry, and we allow lobbying on behalf of Precision’s interests, in accordance with all federal and provincial regulations. The President and CEO must approve all such requests for financial support for these associations.

Our employees are required to inform the Chief Compliance Officer of any company communication with government officials, including elected officials and bureaucratic staff. This does not, however, include dealings with regulators on ordinary matters (Alberta’s Energy and Resources Conservation Board, Occupational Health & Safety officials and other regulators in Canada and the U.S. that interact with us in the ordinary course of business), unless their actions raise questions under our policies.

Feedback

We welcome engagement with our stakeholders on our Corporate Responsibility disclosures. Please contact us at investorrelations@precisiondrilling.com with your feedback.

50	Precision Drilling Corporation

About the Board

The Board of Directors oversees the conduct of our business, provides direction to management and ensures that all major issues affecting our business and affairs are given proper consideration. It believes in respect, trust and candour and fosters a culture of open dialogue.

You can read more about the Board duties in the Board charter on our website (www.precisiondrilling.com) and in the Appendix starting on page 101.

The Board has established three independent standing committees to help it carry out its responsibilities effectively. It may also create special ad hoc committees from time to time to deal with other important matters. It may also delegate certain responsibilities to management from time to time, as permitted by law.

Each committee has a charter and terms of reference, and each committee chair has a position description which is approved by the Board. Led by the committee chair, each committee sets annual goals with its members and management, taking into account the committee charter, our strategic vision, the annual business plan and issues raised through our engagement with shareholders or governance organizations.

 You can read more about the committees beginning on page 37 and find the committee charters and position descriptions on our website (www.precisiondrilling.com).

2019 Management Information Circular	51

Independence

A majority of the directors must be independent for the board to carry out its duties and responsibilities effectively. Eight of our nine current directors (89%) are independent.

The Board determines whether each director is independent, using criteria that meet the CSA’s standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201 and the NYSE corporate governance standards. The Board has determined that only Mr. Neveu is not independent because of his role as President and Chief Executive Officer.

A director is considered independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably be expected to interfere with a director’s ability to exercise independent judgment.

Strong and Committed Board

▪  The majority of our directors are independent

▪  All directors have senior leadership experience and they represent a diverse mix of skills and experience

▪  All directors attended all board meetings and their respective committee meetings in 2018.

Directors must give the CGNRC information about their business and other relationships they have with Precision (and our affiliates) and senior management (and their affiliates) when they join the Board. They must advise the CGNRC if there is a material change to their circumstances or relationships that could affect the Board’s independence assessment. In 2018, the CGNRC did not determine that any material relations exist between Precision and the independent directors based on the completed questionnaires about employment history, affiliations, and family and other relationships.

Independent Chair

Steven Krablin has served as the Chair of our Board since May 2017 and is an independent non-executive director. Mr. Krablin has been a Precision director for approximately four years – you can read more about Mr. Krablin in his profile on page 32.

The Chair provides leadership to the Board, is responsible for its effective functioning and is the primary liaison between the Board and management. Duties include:

▪ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently

▪setting the agenda for Board and shareholder meetings, presiding as Chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting

▪ensuring the Board receives timely and relevant information

▪ensuring the Board reviews and approves corporate strategy developed by management

▪monitoring the implementation of our corporate strategy.

The Board approved a written position description for the Chair and reviews it every year. The position description is available in the corporate governance section of our website (www.precisiondrilling.com).

Meeting In Camera

The independent directors meet without management at every Board and committee meeting. The Board met eight times in 2018. Board and committee meetings do not run for a fixed length of time, so directors have sufficient time for open and frank discussions about the agenda items and any issues of concern.

Avoiding Conflicts of Interest

The Board strives to make all decisions in the best interests of Precision and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

From time to time, directors will face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the Chair and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting.

52	Precision Drilling Corporation

Board Priorities

Strategy and Budget	+	Risk Oversight	+	Internal Controls	+	CEO Oversight	+	Succession Planning	=	Board Priorities

Strategy and Budget

The Board is responsible for our strategic direction and approves our strategic plan.

Management develops the strategic plan and assesses strategic issues with the Board throughout the year. We hold an annual strategic planning session with the Board and management to review the strategic plan, discuss strategic issues like corporate opportunities and the material risks facing our business. We also do a look-back assessment of key strategic initiatives and revise the strategic plan based on our progress, and then establish our annual corporate goals and objectives.

The Board also holds an annual budget planning meeting with management to review and approve the business plan and the operating and capital budgets for the coming year.

The Board must approve all significant transactions, including key borrowing and financing decisions.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, cybersecurity, compensation, strategic and reputational risk (you can read more about our risks in our Annual Information Form, and a discussion of compensation risk on page 67).

Management is responsible for identifying the principal risks of our business and implementing systems to manage risk effectively.

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk Responsibilities
Audit	Oversees financial risks
Human Resources and Compensation	Oversees compensation risk and talent management and succession risk
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework

We continually manage and assess risk, and management provides regular comprehensive updates on risk to the Board and committees regularly.

You can read about the specific activities of each committee beginning on page 37.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems, and delegates oversight responsibility for the controls over accounting and financial reporting systems to the Audit Committee.

Quarterly reporting to the Board and Audit Committee provides reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for and our assets are safeguarded:

▪	Management establishes and maintains an adequate system of internal control over financial reporting, and updates the Audit Committee quarterly
▪	the Chief Financial Officer presents our financial results and forecasts to the Audit Committee quarterly
▪	we conduct an enterprise-wide certification process quarterly to reinforce risk accountability and compliance at all levels. Management reviews these results and updates the Board every quarter.

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2018. KPMG audited our internal controls over financial reporting as of that date and provided an unqualified opinion. It also provided an unqualified opinion on our consolidated financial statements for the 2017 and 2018 fiscal years.

2019 Management Information Circular	53

CEO Oversight

The CEO is appointed by the Board and is responsible for leading our business and affairs day to day. His key responsibilities include articulating our vision, developing and implementing a strategic plan that is consistent with our vision, and focusing on creating value for shareholders.

The CEO’s annual objectives are specific, quantifiable goals. The HRCC recommends the CEO’s annual objectives to the Board for approval and assesses the CEO’s performance against these objectives at the end of the year.

The Board has approved a position description for the CEO, which is available in the corporate governance section of our website (www.precisiondrilling.com).

The Board has established clear limits of authority for the CEO. These mainly relate to his financial authority, approval of significant or material transactions and any departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance every year.

Succession Planning

The HRCC oversees succession planning for the CEO and other key roles and has an emergency succession plan if something unexpected happens.

Management provides annual updates to the HRCC, and the CEO meets in camera with the HRCC every year to review the depth of the talent pool and succession capacity for critical roles.

Our succession strategy is a combination of promotion from within and external recruitment for key positions. This ensures a smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership and maintains consistency in business strategy, practices and culture.

The Board considers a range of skills, experience and diversity, including the proportion of female executives, when considering executive appointments. We have not, however, established gender targets because we believe the merit of the candidate and needs of the organization are the most critical factors in making leadership decisions. We believe the potential for strong leadership skills begins early in a person’s career, fostered by exposure to a broad variety of business opportunities, life experience, and leadership roles with increasing levels of scope and responsibility.

Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. Developing our people and filling most vacant positions from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside the company.

Management focuses its attention on all levels of management to ensure that there is a well-trained, highly capable talent pool, who have a broad range of business and functional experience and can contribute to a collaborative culture and support our values for building a sustainable and productive organization.

  Talent Management Strategy

∎   Acquire and retain high potential people early in their career

∎   Selectively hire seasoned executives and senior managers

∎   Identify and assess high performers and develop those with potential

∎   Engage talent while monitoring employee development to drive high performance and retention

∎   Provide high potential candidates with opportunities to present to the Board and invite them to Board functions where they can interact with directors and senior executives informally.

54	Precision Drilling Corporation

Board Effectiveness

The Corporate Governance, Nominating and Risk Committee implements a comprehensive process for assessing board, committee and director effectiveness annually. This is a key mechanism for board renewal because it involves evaluating the performance, skills and contribution of each director. Through action plans, feedback and monitoring of progress, the CGNRC and Board can ensure continuous improvement of the Board’s effectiveness.

Important Things to Note

Shareholders elect directors to the Board for a one-year term that expires at the end of the next annual general meeting or when a successor is elected or appointed to the Board.

Tenure and Term Limits

We have a dynamic and effective board, with directors who understand our business and possess a broad mix of skills and experience. The Board has therefore decided not to establish term limits or a mandatory retirement policy at this time to avoid the possibility of prompting higher turnover and forcing experienced members to leave the Board prematurely, causing the Board to lose continuity and momentum.

The CGNRC reviews the Board’s position on term limits and a mandatory retirement age periodically.

The average tenure of our directors is approximately seven years. This successful and voluntary Board refreshment continues to support our decision not to establish term or age limits. Over the past five years, five directors have retired, and four new directors have joined the Board. Through regular assessment of our needs and active refreshment over the past several years, we have assembled a Board with a strong mix of industry experience (you can read more about the Board’s skills and experience beginning on page 58).

2019 Management Information Circular	55

Board Succession

The CGNRC is responsible for recruiting new directors and qualified candidates are identified by the Board, management and shareholders from time to time.

The CGNRC assesses candidates against criteria approved by the Board, the qualities and skills of the current Board and any gaps in the current mix. It approaches the strongest candidates to determine their level of interest and recommends the most qualified people to the Board for consideration.

The CGNRC assesses candidates based on merit, examining their industry knowledge, financial acumen, leadership skills, depth of exposure to various markets and understanding of our business and customers. It also considers diversity factors such as gender, age, ethnicity and geographic background so the Board benefits from the broader exchange of perspectives through diversity of thought, background, skills and experience. You can read about the Board’s skills on page 58 and our diversity policy on page 48.

The CGNRC is also responsible for the orderly succession of the Board Chair position. The CGNRC uses its director assessment, review of the skills matrix and results of the Board assessment process to identify the most suitable candidates for assuming the role of Board Chair in the future. The new Board meets following the annual general meeting to review the outcome of the meeting and to elect its new Chair.

Nominating Directors

The Board nominates directors for election (or appoints them to the Board between annual meetings) if they have an appropriate mix of skills, knowledge and business experience and a history of achievement.

A shareholder can nominate a candidate for election by submitting the person’s name, background, qualifications and experience to our Corporate Secretary. Our by-laws require shareholders to give us advance notice of any proposal to nominate a director for election to the Board, if the nomination is not made by requesting a meeting, or by making a shareholder proposal following the procedures set out in the Business Corporations Act (Alberta):

▪

 Annual shareholders’ meeting – we must receive notice 30 to 65 days before the meeting. If the meeting will be held 50 days after we announce the meeting date, notice must be given within 10 days of the announcement of the meeting.

▪	Special shareholders’ meeting called to elect directors (that is not also an annual general meeting) – notice must be given within 15 days of the announcement.

The notice must include information about the proposed nominee and the shareholder making the proposal.

This requirement ensures all Precision shareholders (including shareholders voting by proxy and those voting in person at the meeting) receive adequate notice and information about each nominated director so they can make an informed voting decision.

All nominations are forwarded to the chair of the CGNRC to present to the CGNRC for consideration.

Communicating with the Board

The Board believes in the importance of ongoing engagement with shareholders to understand their concerns and sentiment and having a constructive dialogue about governance, executive compensation and other matters.

The annual advisory vote on ‘say on pay’ is one way we receive formal feedback on executive compensation matters.

We expect the nominated directors to attend the annual general meeting of shareholders, and to be available at the meeting to speak to shareholders.

Shareholders can contact the Board, the Chair of the Board, or any of the committees or directors through the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

corporatesecretary@precisiondrilling.com

Fax: 403.264.0251

Shareholder Outreach

The Board adopted a formal shareholder outreach program in 2017 to encourage more dialogue on executive compensation matters. We are in the process of meeting with our shareholder base to discuss our approach to executive compensation. Shareholders have been supportive of our compensation programs and, to date, we have not received any negative feedback.

The Board also meets with shareholders, governance organizations and others on request. Shareholders can contact the Board through our Corporate Secretary. The chair of the HRCC leads these sessions and you can read more about the shareholder outreach program in 2018 in his letter beginning on page 8.

56	Precision Drilling Corporation

Expectations of Directors

Integrity

We expect our directors to be engaged, fulfill their responsibilities to the Board and their committees and to always act in our best interests with the highest ethics and integrity.

This means:

▪	complying with our Code of Business Conduct and Ethics policy, including our conflict of interest disclosure requirements
▪	developing and maintaining an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance
▪	diligently preparing for each Board and committee meeting by reviewing all meeting materials in advance
▪	actively and constructively participating in each meeting and seeking clarification from management and outside advisors when necessary to understand the issues being considered
▪	refreshing their skills by attending continuing education programs
▪	keeping abreast of changing governance issues and requirements and regulatory matters affecting the energy industry.

Attendance and Responsibilities

We believe that an active and engaged Board governs more effectively. We expect directors to attend all Board meetings, their committee meetings and the annual general meeting of shareholders in person. Directors may attend regular meetings by phone if circumstances require. All our directors had 100% attendance in 2018 (see page 27 for details).

Serving on Other Boards

We do not limit the number of other public company boards our directors can serve on, but the CGNRC discusses our expectations with potential candidates so they understand the time commitments and expectations before agreeing to be nominated as a director.

Members of the Audit Committee can serve on the audit committee of up to three other public companies as long as the Board determines that the other commitments will not limit the director’s ability to effectively serve on our Audit Committee. Michael Culbert, Brian Gibson, Allen Hagerman and Steven Krablin serve on the audit committees of other public companies and the Board has determined that those committee memberships do not interfere with their ability to serve effectively on our Audit Committee.

Board Interlocks

We do not have a policy on interconnecting directorships. Mr. Krablin and Dr. Meyers currently serve as independent directors on the board of Hornbeck Offshore Services, Inc. Mr. Culbert and Ms. MacKenzie currently serve as independent directors on the board of Enerplus Corporation. We do not believe these board interlocks affect the independence of these directors or their ability to perform their fiduciary obligations. None of our other directors currently serve together on any other public company boards.

2019 Management Information Circular	57

Skills and Experience

Our Board must have the appropriate mix of skills and experience in order to provide appropriate direction to management, and to ensure that all major issues affecting our business and affairs are given proper consideration.

The CGNRC uses a comprehensive skills matrix to assess Board composition and recruit new director candidates as part of Board succession. The skills matrix is based on our vision, strategy and five-year plan and is summarized on the following pages.

Director Skills and Experience	Minimum Preference	M. Culbert	W. Donovan	B. Gibson	A. Hagerman	S. MacKenzie	K. Meyers	S. Krablin	K. Neveu	D. Williams
LEADERSHIP – with companies of a scale similar to Precision
Senior Leadership Experience

Experience within the last 15 years driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth

	5 or more	✓	✓	✓	✓	✓	✓	✓	✓	✓
CEO Experience
Experience within the last 15 years working as a CEO of a public company. This includes establishing ongoing concern processes, measuring business objectives and executive performance accountability	2 or more	✓	✓					✓	✓	✓
Strategic Planning and Focus

Experience with planning, evaluation, and implementation of a strategic plan. This includes a demonstrated ability to focus on longer term goals and strategic outcomes, as separate from day-to-day management and operations

	2 or more	✓	✓	✓	✓	✓	✓	✓	✓	✓
Business Development
Experience developing and implementing an organization's vision or strategy as well as augmenting sales and marketing to improve customer acquisition and retention	3 to 4	✓	✓	✓	✓		✓	✓	✓	✓
INDUSTRY EXPERIENCE – within the last 15 years
Oilfield Service

Senior executive experience leading an oilfield service company combined with a strong knowledge of Precision's strategy, markets, competitors, financials, operational issues, regulatory concerns and technology

	3 to 4	✓	✓					✓	✓	✓
Oil and Gas
Senior executive experience in the oil and gas industry combined with a robust understanding of Precision's customers, markets, operational challenges, strategies, regulatory matters and technology	3 to 4	✓	✓		✓	✓	✓	✓	✓	✓
Land Rig Manufacturing/Technology Expertise
Significant knowledge of manufacturing or a technical expertise regarding land drilling rigs, well service rigs and associated oilfield equipment	1 to 2	✓					✓	✓	✓	✓
FINANCIAL LITERACY – within the last 15 years
Accounting

Executive experience in financial accounting and reporting and knowledge of other considerations and issues associated with the auditing requirements of public companies. Familiarity with internal financial controls

	3 to 4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Finance/Mergers and Acquisitions
Senior executive experience in corporate finance with significant experience and a demonstrated knowledge of debt and equity markets as well as mergers and acquisitions	2 to 3	✓	✓	✓	✓			✓	✓	✓

K

58	Precision Drilling Corporation

Director Skills and Experience	Minimum Preference	M. Culbert	W. Donovan	B. Gibson	A. Hagerman	S. MacKenzie	K. Meyers	S. Krablin	K. Neveu	D. Williams
BUSINESS EXPERIENCE – within the last 15 years
International

Senior executive experience working in an organization with global operations where Precision is or may be active. Has a thorough understanding of different cultural, political and regulatory requirements

	2 to 3	✓	✓	✓		✓	✓	✓	✓	✓
Information Technology Expertise

Executive experience leading an information technology organization or within an organization leading the information technology division. Experience with planning, evaluation, and implementation of an information technology system

	1 to 2						✓	✓	✓
HR and Compensation

Executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation and agreements including specific expertise in executive compensation programs, incentives, equity and perquisites

	1 to 2	✓	✓	✓	✓	✓	✓	✓	✓	✓
Health, Safety, Environment and Social Responsibility
Thorough understanding of industry regulations and public policy related to workplace health, safety, environment and social responsibility. Demonstrated commitment to Precision's HSE values	1 to 2	✓	✓	✓	✓	✓	✓	✓	✓	✓
Legal
Experience in corporate securities and mergers acquisitions, litigation, contract law, international law, intellectual property, regulatory/public policy	1 to 2	✓	✓	✓	✓			✓	✓	✓
BOARD EXPERIENCE
Governance/Board and Committees
Prior or current experience as a board member of a major organization (public, private or non-profit) as well as serving on board committees	3 to 4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Assessment
Experience in the process of identifying principal corporate risks and to ensure that management has implemented the appropriate systems to manage risk	3 to 4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government Relations
Experience in strategic government relations and effective communications for public sector, private sector and not-for-profit boards	1 to 2	✓	✓	✓	✓	✓	✓	✓	✓	✓
Board Certifications
Possesses Board certifications from NACD, ICD or similar institutions	1 to 2			✓	✓	✓
OTHER TRAITS
Teamwork

An executive who supports and cultivates a collaborative environment so that other members may freely express differing opinions and engage in discussions on the complex issues which bear heavily on the future of Precision

	All	✓	✓	✓	✓	✓	✓	✓	✓	✓
Devil’s Advocacy

An executive who fosters an environment of congenial controversy in an effort to minimize "groupthink" and increase open-mindedness, improve problem solving, and allow for better integration of diverse views

	1 to 2	✓	✓	✓	✓	✓	✓	✓	✓	✓

2019 Management Information Circular	59

Director Development and Continuing Education

Continuing education helps our directors strengthen their skills, deepen their understanding of our business and operations and stay current with emerging issues that affect our business, governance and compensation practices. It also helps directors keep abreast of governance developments and requirements and understand the issues we face in the context of our business. Every quarter, we facilitate continuing education programs that cover a wide range of diverse topics that directors are required to attend in order to help them accomplish these goals.

Directors receive a board package with pre-reading materials in advance of regularly scheduled meetings. Management provides regular updates on relevant topics and quarterly updates on emerging governance and regulatory matters. Management also makes in-house presentations on specific topics and invites industry experts from time to time to provide briefings on market and industry trends. We also encourage directors to attend external educational events as appropriate. Management informs directors of governance and industry conferences and seminars that may be of interest. We reimburse directors for memberships in organizations dedicated to corporate governance and ongoing director education.

Below is a list of the educational programs attended by our directors in 2018.

2018 Director Education Program Topic	Presented by
Audit, Finance and Risk Management
Panel on National Instrument 52-108 – Auditor Insight	Alberta Securities Commission
Optimizing Value from your Auditor	Institute of Corporate Directors (ICD)
Energy Financing – Crystal Balls and Capital Markets	Tudor Pickering Holt – Resolutions Series
Blockchain & Cryptocurrencies – What’s all the Buzz about	Burnet Duckworth & Palmer
Market, Economic and Business Disruption	ICD
Corporate Governance
Proxy Season Review	Agenda
Boldness in the Boardroom	ICD
Digital Director	ICD
Blockchain	ICD
Executive Brainstorming Session	ICD
Board Transformation	ICD
The Intersection of Board, Strategy and Social Purpose	ICD
Shareholder Activism	Evercore
Guidance for Directors – Obligation under AIM Rules for Companies	Canaccord Genuity
Understanding Canadian Cyber Risk	Willis Tower Watson
Director and Officer Insurance/Policy Presentation	Gallagher Energy Risk Services & Blakes Law Firm
Human Resources and Compensation
Harassment ICD Director in Resident	ICD
New Developments in Executive Compensation	Mercer
Executive Pay Trends and Issues	Hugessen
Leading Effective CEO Succession	ICD
2018 Proxy Season Hot Topics	National Association of Corporate Directors (NACD)
Executive Compensation – Current Issues for Directors	Meridian
Executive Pay in Private Companies	ICD
Executive Compensation Trends	ICD
Industry and Markets
Shifting Global Systems	Deloitte
Energy Changing Focus	ICD
M&A in Canada – What Directors Need to Know	Osler, Hoskin & Harcourt LLP
Canadian Crude Differentials	Tudor Pickering Holt – Resolutions Series
U.S. Mineral and Royalty Market Perspectives	RBC Capital Markets
North American Natural Gas Market Dynamics	RBC Capital Markets
Canadian Institutional Investment	Mawer
Canadian Energy Capital Markets Update	Peters & Co.
Oil Strategy: Brave New World	RBC Capital Markets
National Energy Board Expert Witness Hear Preparation	Dentons
Energy Visions 2018	PWC
Infrastructure in the 21st Century	Changing Fortunes
Women on Board	NACD
United Way World Conference	United Way
Big Data, Analytics & AI Trends in Capital Markets & Business and Implications for Oilfield Services	Brodie Woods – BMO
Capital Efficiency & Enhanced Returns	Daniel Brown – Anadarko
ARC Energy Research Institute	Jackie Forrest

60	Precision Drilling Corporation

Director Orientation

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry and our expectations of directors. New directors meet with management and receive a comprehensive orientation of the business. They receive an orientation manual with information about the industry and Precision, including our values and strategic plan, policies and governance guidelines, talent and performance management, succession planning and our annual operating and capital budgets. The CGNRC reviews the orientation manual to make sure the content is current and appropriate.

New directors receive a copy of the charter of each committee they serve on and access to our electronic board portal where they can review historical information presented and minutes of previous meetings. New directors also meet with each committee chair and with key management representatives for each committee to discuss recent activities and any issues or concerns relating to that aspect of our business or governance practices.

2019 Management Information Circular	61

Director Compensation

Our director compensation program is based on four principles:

▪align director interests with Precision’s long-term success

▪attract and retain highly-qualified directors who have a sufficient range of skills, expertise and experience

▪compensate directors appropriately for their knowledge and contributions

▪be competitive with comparable public companies.

Director compensation is paid only to non-management directors. Mr. Neveu is compensated in his role as CEO (see page 83) and does not receive additional compensation for his role as a management director on the Board.

Aligning Director and Shareholder Interests

Our directors have a substantial financial interest in Precision because they:

∎   receive part of their retainer in deferred share units, which tracks the performance of Precision shares

∎   can choose to receive all or some of their cash compensation in DSUs

∎   must meet share ownership requirements within four years of joining the Board.

Our CEO does not receive director compensation.

You can read more about each director’s share ownership beginning on page 28.

Approach

The Board generally sets compensation at or slightly below the median (50th percentile) of a compensation peer group of public companies in the broader oilfield services industry. The Human Resources and Compensation Committee (HRCC) uses this same group to benchmark executive compensation (see page 68).

We pay directors a cash and an equity retainer. The equity retainer is paid as deferred share units (DSUs) so our directors have a vested interest in Precision’s long-term success.

The CGNRC is responsible for reviewing director compensation every year and recommending the appropriate level and mix to the Board for approval. It considers the responsibilities, time commitment, risks, complexity of decision-making, best practices and general market trends in director compensation. It also refers to published compensation surveys and receives independent advice from an external consultant (currently Mercer, the same consultant the HRCC uses for executive compensation).

The retainer covers all Board and committee memberships and meeting fees as well as other committee meetings directors attend as guests. The CGNRC conducted a comprehensive review of director compensation to determine an appropriate level of retainer that reflects the scope of the duties and time commitment of our non-management directors. The Chair of the Board receives a higher retainer to reflect the scope of the role and increased responsibilities. Directors who serve as a committee chair receive a higher amount to recognize their increased responsibilities and time commitment.

We introduced the new compensation structure, which included a modest increase in the equity retainer, in October 2016 as a result of the HRCC’s compensation review.

The 2016 changes brought our director compensation more in line with the typical director pay mix but continues to position us slightly below the median of the peer group, which we believe is appropriate in light of the industry environment.

We pay the annual cash retainer in U.S. dollars to help us attract and retain strong global talent to the Board, which supports Precision’s long-term growth strategy towards U.S. and international operations. The flat fee streamlines the compensation structure, caps director fees and makes the program easier to administer. It also supports strong director engagement and is a common corporate governance practice. Directors can choose to receive all or some of the cash retainer in DSUs. They are not eligible to receive incentive awards.

The table below shows the current director fee schedule. No changes were made to director compensation in 2018.

in US$
2018 Fixed Annual Retainer	Cash	Equity
Chair of the Board	$180,000	$115,000
Board member who serves as a committee chair	$95,000	$115,000
Board member	$80,000	$115,000

62	Precision Drilling Corporation

About DSUs

Form of award	Notional share-based awards (granted in accordance with the DSU plan, the DSU plan is potentially dilutive)
Who participates	Non-management directors
Purpose	Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders, and to help directors meet our share ownership guidelines
Vesting

▪Vest when granted

▪Units earn dividend equivalents at the same rate as dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units). In February 2016, we suspended our dividend as a result of a debt covenant restriction in our note indentures

Payout	Settled in cash or shares after the director retires or in the event of death
Assignment	Cannot be assigned

DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the NYSE for the five trading days before the payment date (generally the last business day of each quarter) to calculate the number of DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares. No dividends were paid in 2018.

DSUs vest immediately and can only be redeemed for cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares) when a director retires from the Board. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the NYSE for the five trading days prior to the payout date, and then deduct any withholding taxes. Shares are either purchased on the open market by an independent broker using cash that would otherwise have been paid to the director (after deducting any withholding taxes) or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

Directors can receive their payment any time up until December 15 of the year following their retirement, as long as the date does not fall within a blackout period. Payment can be a lump sum or in two payments. If a director has not specified a redemption date, their DSUs issued will be redeemed on one date, six months after their retirement date.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate upon death according to the terms of the plan.

If a director also becomes an employee of Precision or an affiliate, he or she can no longer participate in the DSU plan as of that date but can participate again when employment ends.

The CGNRC and the Board review the DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

Granting DSUs

The total number of Precision shares available for issue from treasury to directors under the current DSU plan is limited to:

▪	a maximum of 1% of the issued and outstanding shares
▪

not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury

▪

not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury.

Directors received DSUs under the old plan until the end of 2011 and the plan remains in place until all outstanding DSUs under the old plan have been redeemed.

At December 31, 2018, based on the total balance of DSUs in the directors’ accounts:

▪	a total of 1,053,635 Precision shares were issuable under the current DSU plan
▪	total of 93,173 Precision shares were issuable under the old plan.

You can read more about the plans under Equity Incentive Plan Information on page 93.

2019 Management Information Circular	63

Director Share Ownership Guidelines

We believe that director share ownership is a good governance practice because it ensures directors have a stake in our future success and aligns their interests with those of our shareholders. Our directors are required to own at least two times the amount of their annual retainer in Precision shares within four years of joining the Board. Directors can count shares (held directly or beneficially through a nominee) and DSUs towards meeting the guidelines.

We use the actual purchase cost or the current market price (whichever is higher) to calculate share ownership. All directors met our ownership guidelines in 2018, with the exception of David Williams, who joined the Board in 2018, and has four years from his appointment date to meet the guidelines.

64	Precision Drilling Corporation

C – Executive Compensation	Management Information Circular

‘Pay for performance’ is a core principle of our compensation program. Our program is designed to support our strategic objectives, drive High Performance, High Value services to our customers, and create shareholder value over the long term.

This Compensation Discussion and Analysis (CD&A) was prepared by management and reviewed and approved by the Board’s Human Resources and Compensation Committee. It includes information about compensation governance, our executive compensation program, and the decisions affecting executive pay for 2018 and 2019.

66	Compensation Discussion and Analysis
	66	Compensation Governance
	67	Compensation Design and Decision-making

73	2018 Executive Compensation
	83	CEO Compensation
	88	Share Performance
	88	Cost of Management

89	2018 Compensation Details
	89	Summary Compensation Table
	91	Equity-based Compensation
	93	Equity Incentive Plan Information
	95	Pension Benefits
	95	Termination and Change of Control

2019 Management Information Circular	65

Compensation Discussion and Analysis

Compensation Governance

We have designed our executive compensation programs to align with our pay for performance philosophy, support our corporate strategy, and drive shareholder value over the long term. The Board has final approval of all decisions about executive compensation.

The HRCC is tasked with ensuring that our compensation policies, plan designs and compensation decisions are consistent with our high governance standards and support our pay for performance philosophy.

The HRCC is 100% independent and is responsible for our human resources policies, employee programs, and every aspect of executive compensation. This includes assessing corporate and individual performance and making compensation recommendations for our most senior executives to the Board for its review and approval. The HRCC also reviews and approves the compensation disclosure in this Circular.

Qualified and Experienced Committee

All six members (Kevin Meyers, Michael Culbert, Allen Hagerman, Susan MacKenzie, David Williams and Steven Krablin, our Chair of the Board) are highly qualified and represent a diverse mix of skills to effectively carry out its duties and responsibilities on behalf of the Board and Precision’s shareholders.

Mr. Hagerman and Ms. MacKenzie are graduates of the Directors’ Education Program sponsored by the Institute of Corporate Directors Canada.

Our Compensation Practices

∎   The Board has final approval of all decisions about executive compensation.

∎   The HRCC consists entirely of independent directors.

∎   The HRCC retains an external advisor to receive independent advice, research and analysis about executive compensation.

∎   Compensation decisions are made using a formal assessment process and pre-established metrics.

∎   The Board can use its discretion to adjust incentive plans based on its overall assessment.

∎   Executives are encouraged to own Precision shares through our share ownership guidelines and employee stock purchase plan, so they have a vested interest in our future success.

∎   The HRCC and the Board discuss the incentive plan metrics and individual executive performance quarterly.

∎   The HRCC conducts regular compensation risk assessments.

66	Precision Drilling Corporation

Skills and Experience	Number of Committee Members
Business or industry experience	6 of 6
Financial background	5 of 6
Human resources or compensation experience (including compensation committees of other public companies or organizations)	6 of 6
Senior leadership experience	6 of 6

The average HRCC member tenure is 3.6 years as of December 31, 2018. The HRCC operates independently of management and sets aside time at every meeting to meet without management present. You can read more about each director beginning on page 28 and the HRCC’s activities in 2018 on page 39.

Independent Advice

The HRCC retains Mercer, an external consultant for advice, research and analysis about executive compensation. Our HRCC has worked with Mercer since 2006. Mercer provides insights on general compensation issues, competitiveness of pay levels, risks relating to compensation design, insights into market trends, and advice about technical matters. The HRCC takes this information into account but ultimately makes its own recommendations and decisions.

The table below shows the total fees paid to Mercer in the last two years.

Year Ended as of December 31	2018	2017
Executive compensation-related fees (HRCC)	$116,846	$79,433
All other fees (pension and benefits consulting)	$38,932	$100,616
Total fees	$155,778	$180,049

Managing Compensation Risk

The HRCC monitors governance issues and industry developments and conducts an on-going internal risk assessment using Mercer’s framework. It also engages Mercer to conduct a formal compensation risk assessment every two years as part of its regular oversight and in response to changes to Canadian and U.S. regulatory requirements and the increasing scrutiny of governance practices generally.

In 2018, Mercer reviewed seven areas of compensation risk and did not identify any material risks that could reasonably have a material adverse effect on Precision. The review confirmed our compensation policies, program structure and components are

  Seven Areas of Compensation Risk

1.     Pay mix

2.     Incentive plan funding, leverage and   caps

3.     Performance period

4.     Performance measures

5.     Pay for performance

6.     Amount of incentive payouts

7.     Plan governance and risk mitigation.

sound and did not identify any areas of material risk.

Compensation Design and Decision-making

Executive compensation at Precision is designed to support our corporate strategy and pay for performance philosophy. Decisions about executive pay are a direct result of our corporate, individual and share performance.

Our compensation program must be competitive to attract and retain high performing, global executives. Executive compensation must also be appropriate and defensible in the eyes of regulators, shareholders and industry groups.

Our compensation program:

▪	aligns the interests of our executives and shareholders by focusing on increasing shareholder value over the long term
▪	supports the achievement of our short- and long-term strategic objectives and priorities
▪	balances both corporate and individual objectives to support our strategic priorities and collaborative culture without subjecting Precision to excessive or unnecessary risk
▪

creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable (at-risk) pay that is competitive with the market and ties potential future income to our share performance.

Executives participate in the same compensation programs as our other salaried employees. However, a higher portion of executive pay is at risk and not guaranteed.

2019 Management Information Circular	67

Compensation Highlights

The HRCC has developed a compensation framework that aligns the interests of our executives and shareholders. The HRCC values any input or feedback it receives from shareholders and other stakeholders to ensure that the framework continues to be appropriate and reflect good governance practices. The summary below sets out what we do and what we do not do.

What we do	What we do not do
Align pay with financial, strategic operational, and individual performance results	X	Grant discretionary bonuses
Risk assessment every two years	X	Tax gross-ups
Engage with an independent compensation consultant	X	Guarantee bonuses
Annual review of executive compensation as compared to our Compensation Peer Group	X	Guarantee annual increases in base salary
Establish share ownership guidelines	X	Allow hedging of Precision shares
Double-trigger vesting in the event of a change-in-control	X	Reprice options
Engage with shareholders for feedback regarding our approach to executive compensation
Allow for clawbacks, per our policies

Benchmarking

We benchmark executive compensation with the aim to attract and retain global talent and remain competitive in markets where we operate. The HRCC works with Mercer and our human resources group to review market data and establish a peer group of public companies that we compete with for executive talent. We also look at these companies to assess compensation trends and market practices.

Total compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, collaboration, experience, education, succession planning considerations, competitive pressures and internal equity.

We set our targets for base salaries at or slightly below the median (50th percentile) of our Compensation Peer Group. Targets for total direct compensation (base salary plus short-term and long-term incentives) are set at the median for solid performance, and at the 75th percentile or higher for exceptional corporate and individual performance.

Compensation Peer Group

Our Compensation Peer Group includes similar companies, including contract drilling, well servicing and offshore drilling companies, that have been carefully selected based on their comparability to Precision – comparable business lines and similar in size, complexity, operating regions and style of operation. Our Compensation Peer Group also includes companies from the broader oilfield services sector that we compete with for global talent, market share and customers.

Our growth over the last several years, as well as our future growth plans, are primarily focused in the U.S. and our international regions. In fiscal 2018, 64% of our revenue was from our U.S. and International operations, and 36% was from our operations in Canada. In 2019, the majority of our capital expenditures will be focused on the U.S. and International operations. Due to this shift in focus, we have centralized all of our leadership team in Houston, Texas and compensate them in U.S. dollars. With assistance from Mercer, we review the companies included in our Compensation Peer Group annually and include Canadian and U.S. based companies. Establishing a peer group that consists of a mix of Canadian and U.S. based companies reinforces our strategy of attracting and retaining the best talent in the drilling services market to drive value to shareholders over the long term.

The HRCC works with Mercer on the peer group analysis, examining eight metrics that provide a reasonable assessment of comparability to establish a peer group of companies that is relevant and appropriate:

▪revenue ▪EBITDA ▪assets ▪total employees	▪market capitalization ▪enterprise value ▪geographic footprint ▪complexity of service offerings.	We use a different peer group to assess our relative TSR performance under our PSU plan. This group consists of companies we compete with for investors (see page 80 for details).

For benchmarking purposes, Mercer reviews the proxy materials of peer companies and gathers third party compensation survey data and relevant information from other companies in the energy services sector that have revenue of a similar size if compensation data for equivalent executive positions is not publicly available.

The HRCC reviews our Compensation Peer Group every year (more frequently if there are mergers, acquisitions or other industry developments) to ensure the group is appropriate for compensation planning purposes.

68	Precision Drilling Corporation

2018 Compensation Peer Group

We benchmarked compensation levels for 2018 against the following 17 companies.

▪Calfrac Well Services Ltd.

▪CES Energy Solutions Corp.

▪Diamond Offshore Drilling, Inc.

▪Ensco PLC

▪Ensign Energy Services, Inc.

▪Forum Energy Technologies, Inc.

▪Helmerich & Payne, Inc.

▪Nabors Industries Ltd.

▪Noble Corp.

▪Oil States International, Inc. ▪Patterson-UTI Energy, Inc. ▪RPC, Inc. ▪Rowan Companies PLC ▪Secure Energy Services, Inc. ▪Shawcor Ltd. ▪Superior Energy Services, Inc. ▪Trinidad Drilling Ltd.

The Board is confident that our Compensation Peer Group is appropriate. Aligned with our philosophy of targeting the median for setting compensation, we also aim to target the median for the metrics we compare. Among the metrics used to determine comparability are revenue (36th percentile), EBITDA (53rd percentile), assets (56th percentile), market capitalization (14th percentile), enterprise value (46th percentile), employee count (71st percentile), geographic footprint and complexity of service offerings. Of the financial factors listed, in 2018, Precision was on average at the 41st percentile of our compensation peer group.

2019 Compensation Peer Group

The HRCC reviewed our 2018 Compensation Peer Group with assistance from Mercer and feedback from management and made one change for 2019. Trinidad Drilling Ltd. was removed because it was acquired by Ensign Energy Services, Inc.

The 16 companies listed below will be used to benchmark executive compensation for 2019:

▪Calfrac Well Services Ltd.

▪CES Energy Solutions Corp.

▪Diamond Offshore Drilling, Inc.

▪Ensco PLC

▪Ensign Energy Services, Inc.

▪Forum Energy Technologies, Inc.

▪Helmerich & Payne, Inc.

▪Nabors Industries Ltd.

▪Noble Corp. ▪Oil States International, Inc. ▪Patterson-UTI Energy, Inc. ▪RPC, Inc. ▪Rowan Companies PLC ▪Secure Energy Services, Inc. ▪Shawcor Ltd. ▪Superior Energy Services, Inc.

Third Party Advisory Service Firms

In previous years, some proxy advisory service firms have compared Precision’s pay and performance against a select group of Canadian-only companies, a limited number of which are direct peers mixed with a larger group of less relevant Canadian industrial companies. Our peer selection process is thorough and disciplined and involves input and analysis by the HRCC’s independent compensation consultant. We believe that a comparator group only consisting of Canadian companies, that includes companies we do not compete with in the drilling and oilfield services industries, is not relevant or appropriate. Precision’s long-term growth strategy is focused on our U.S. and international operations, which in 2018 accounted for 64% of our revenue. Since 2014, over 85% of our rig additions have been in our U.S. or International markets. Based on these facts, and to support our long-term strategy, all of our leadership team is based in Houston and paid in U.S. dollars. Accordingly, our 2018 Compensation Peer Group of 17 publicly traded companies includes a majority of comparable U.S. companies.

2019 Management Information Circular	69

Components of Executive Compensation

Total direct compensation for executives includes a mix of fixed and variable (at-risk) pay. In 2017, shareholders approved a new Omnibus Equity Incentive Plan (Omnibus Plan), which allows the Board to settle the short- and long-term incentive awards in cash, shares (issued from treasury or purchased on the market) or a combination of both.

	Compensation Component	Target Weighting	Form	Performance Period	Payout
Fixed	Base Salary	20-30%	Cash	One year	∎ Fixed
Variable or “at-risk”	Short-term incentive	20%	Cash	One year	∎ Variable ∎ Value is based on corporate and individual performance
	Long-term incentive	50-60%	Performance share units (PSUs)	Three years (cliff vest)	∎ Variable ∎ Value is based on our relative performance – our TSR against our PSU Performance Peer Group ∎ Settled in cash, equity or a combination of both(1)
			Stock options	Seven years (one-third vests each year over three years)	∎ Variable ∎ Value depends on the appreciation in our share price relative to the strike price ∎ Dilutive plan
			Restricted share units (RSUs)	Three years (one-third vests each year)	∎ Variable ∎ Amount depends on our share price when the units vest ∎ Settled in cash, equity or combination of both(1)

Note:

(1)  PSUs and RSUs granted under the Omnibus Plan may be settled in cash, equity (common shares) or a combination of both. PSUs and RSUs that were granted before we adopted the Omnibus Plan are settled in cash.

Compensation Pays Out Over Time

Our compensation program emphasizes at-risk pay and realized pay over the longer term to support the creation of long-term shareholder value. Incentive awards account for the majority of executive pay and pay out over time, based on performance. The short-term incentive accounts for approximately 20% of total direct compensation, while long-term incentives account for 50% to 60% depending on the position of the executive.

Compensation decisions are based on both corporate and individual performance, demonstrating the strong link between pay and performance. Long-term incentives are equity-based, aligning with shareholder interests because the ultimate value of the award is based on share performance.

70	Precision Drilling Corporation

Share Ownership Guidelines

We encourage our executives to own Precision shares, so they have a vested interest in our long-term success.

Executives are expected to build their equity ownership to meet the share ownership guidelines within five years of assuming their position. They cannot count RSUs, PSUs or stock options toward meeting the guidelines.

Our CEO is required to hold five times his annual base salary while the other named executive officers (NEOs) aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher).

See page 73 for information about the share ownership of each NEO.

2019 Management Information Circular	71

Decision-making Process

We have a formal process for reviewing the compensation program, setting targets and objectives, assessing performance and making final decisions on executive pay each year.

Link to strategy

Our corporate objectives and incentive plan metrics are tied to our corporate strategy and annual business plan.

Each executive has annual personal objectives and is compensated based on a combination of corporate and individual performance.

The CEO recommends the corporate performance targets and personal objectives for himself and the senior executive team to the HRCC. These are reviewed and approved by the Board.

Performance assessment

The Board reviews corporate performance at the end of each quarter and its impact on incentive compensation.

At the end of the year, the HRCC completes an assessment of corporate performance, our share performance, executive base salaries, and short-term and long-term incentives, consulting with its external consultant as needed. Once the HRCC completes the review and considers the external environment and other factors, it recommends the final compensation decisions to the full Board for its review and approval.

At the same time the CEO prepares a self-assessment of his performance for the year against targets and objectives that were approved at the beginning of the year. He also reviews the self-assessments prepared by each senior executive and evaluates their leadership in advancing our short and long-term strategic plans. The Chief Administrative Officer (CAO) assists the CEO in developing the recommendations and supporting materials for the HRCC's review and discussions.

Pay for performance

The Board does a comprehensive review of corporate and individual performance to make sure all proposed compensation decisions align with performance.

This includes:

- determining the corporate and individual performance scores for the short-term incentive plan
- deciding whether to use discretion and apply the corporate modifier to the short-term incentive plan
- determining the payout of any performance share unit and restricted share unit awards that are vesting
- approving any base salary adjustments
- deciding on new grants of long-term incentive awards.

Feedback

Once the Board completes its review and considers the external environment and other factors, it approves all compensation decisions for the executive team.

72	Precision Drilling Corporation

2018 Executive Compensation

This section describes our executive compensation program for 2018 and the key decisions affecting executive pay for our CEO, Senior Vice President and Chief Financial Officer (CFO), and the three next most highly compensated NEOs for 2018, all of which are based in the U.S.

Kevin A. Neveu | President and Chief Executive Officer

Kevin Neveu is President and Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since joining the company in 2007. Mr. Neveu has 37 years of experience in the oilfield services sector holding technical, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Owns 970,411 Precision shares

Carey Ford | Senior Vice President and Chief Financial Officer

Carey Ford was appointed to his current position in April 2016. He joined Precision in May 2011 and served as Vice President, Finance & Investor Relations and Senior Vice President, Finance Operations before being named Interim Chief Financial Officer in March 2016. Mr. Ford has an MBA from the University of Texas at Austin and holds a Chartered Financial Analyst designation. Prior to joining Precision, Mr. Ford spent seven years as an investment banker, serving clients in the oilfield service sector.

Owns 127,356 Precision shares

Gene C. Stahl | President, Drilling Operations

Gene Stahl was appointed to his current position in 2009 and assumed responsibility for Precision’s global drilling operations in January 2017. He began his career with Precision in 1993 on the drilling rigs in southern Alberta, while studying Economics and Business at the University of Calgary. Mr. Stahl began full-time in field sales in 1996 and progressed through a number of roles with increasing responsibility including several executive roles before assuming his current position.

Owns 108,254 Precision shares

Shuja Goraya | Chief Technology Officer

Shuja Goraya joined Precision in July 2018. He has over 24 years of experience in the oil and gas industry, working in technology management and drilling operations roles at Schlumberger Ltd. in the United States, Canada, Africa, and Asia. He most recently served as Vice President of the North American Drilling Group responsible for directional drilling, drilling tools, fluids, bits, integrated projects and land rigs. Mr. Goraya holds a Bachelor of Science degree in Electrical Engineering.

Owns 33,119 Precision shares

Veronica Foley | Senior Vice President, General Counsel and Corporate Secretary

Veronica Foley joined Precision in 2010 and is responsible for managing Precision’s legal and compliance departments. Ms. Foley has over 15 years of experience in the energy business and prior to joining Precision, spent over seven years working at an international law firm. Ms. Foley holds a Bachelor of Arts degree in psychology and French from Baylor University and a Doctor of Jurisprudence degree from South Texas College of Law.

Owns 64,568 Precision shares

Note:

Share ownership is as of March 18, 2019. We use the actual purchase cost or the current market value of the shares (whichever is higher) to calculate whether they meet the share ownership targets. Executives cannot count RSUs, PSUs or stock options toward meeting their requirement. See page 71 for more about our share ownership guidelines for executives. Executives have five years from becoming a NEO to meet the share ownership guidelines.

2019 Management Information Circular	73

Total Direct Compensation for 2018

The table below provides key elements of our pay for performance philosophy and includes 2018 targeted total direct compensation (base salary + targeted STIP + targeted LTIP), the amount at-risk, and 2018 realized or realizable total direct compensation.

Named Executive	Targeted Total Direct Compensation(1)	Amount At-risk	Realized or Realizable Total Direct Compensation(2)	Realized or Realizable as a % of Targeted Total Direct Compensation
Kevin Neveu	$6,233,280	83%	$2,912,930	47%
Carey Ford	$2,072,939	67%	$1,152,530	56%
Gene Stahl	$2,131,286	66%	$1,297,966	61%
Shuja Goraya(3)	$2,155,738	58%	$554,115	26%
Veronica Foley	$1,591,577	65%	$961,137	60%

Notes:

(1)

The 2018 targeted total direct compensation includes base salary, target short-term incentive, and target long-term incentives set in U.S. dollars and converted to Canadian dollars utilizing the 2018 average exchange rate of 1.2966.

(2)

Realized or realizable total direct compensation includes base salary earned, actual 2018 short-term incentive award, and the long-term incentive payout value of the 2016 PSU award, one-third of the 2016 – 2018 RSU award, and option awards using the volume weighted average price of Precision shares for the five trading days prior to December 31, 2018 on the NYSE of $1.73 and a PSU multiplier of 0.44x, converted to Canadian dollars utilizing the 2018 average exchange rate of 1.2966.

(3)

On July 23, 2018, Mr. Goraya joined Precision Drilling as Chief Technology Officer. Pursuant to the terms of Mr. Goraya’s letter of employment, his starting base salary was US$350,000, the value of his long-term incentive grant for 2018 would be US$325,000, which represents a prorated annual grant due to commencing employment in Q3 of 2018. Mr. Goraya’s employment terms also provided for a one-time sign on grant with a targeted grant value of US$700,000 consisting of 193,400 RSUs. The value of the sign on grant was determined based on Mr. Goraya’s skills and experience in the industry and in rig technology, which is one of Precision’s ongoing strategic priorities. The decision to provide the sign on grant in RSUs instead of cash was made to immediately align Mr. Goraya’s long-term interests with those of our shareholders. The Company also entered into standard employment agreement provisions with Mr. Goraya.

Base Salary

Executives receive a base salary as fixed pay for performing day-to-day responsibilities. The amount is based on each executive’s experience, education, time in the role, performance, internal equity and market competitiveness (see page 68 for information about benchmarking and our Compensation Peer Group). The table below shows the 2018 base salaries in $US dollars for our NEOs and adjustments that have been approved for 2019.

Named Executive	2018 ($US)	2019 ($US)	% change
Kevin Neveu	$800,000	$800,000	0.0%
Carey Ford	$385,000	$415,000	7.8%
Gene Stahl	$425,000	$425,000	0.0%
Shuja Goraya	$350,000	$350,000	0.0%
Veronica Foley	$330,000	$360,000	9.1%

We froze base salaries across the company in 2015 and 2016, except for promotions, relocations and international transfers, to support our cost management efforts. As the outlook for the oilfield services industry improved in 2017, we recognized the need to retain and attract key talent and adjusted base salaries where necessary. Mr. Neveu’s base salary was adjusted to US$800,000 from US$670,000 effective March 1, 2017. This adjustment was the final step of the Board’s decision to align the CEO’s base salary at the 50th percentile of our Compensation Peer Group over a two-year period. Mr. Ford and Ms. Foley received adjustments in 2019 as part of a multi-year process to closer align their base salaries to the 50th percentile of our Compensation Peer Group. We utilized the same approach to base salaries in 2019 as in the previous year to remain competitive in the market while maintaining our focus on cost management. Base salary adjustments typically go into effect in March.

Short-term Incentive Plan (STIP)
Form	Annual cash bonus(1)
Who participates	Salaried, non-overtime employees, based on job roles and responsibilities
Purpose	Variable compensation tied directly to annual performance objectives
Target award	Target award is based on the executive’s role and level, and expressed as a percentage of base salary
Final award

▪The actual or “realized” award is based on corporate (85%) and individual (15%) performance

▪The Board can adjust the corporate result by +/- 25 percentage points (corporate modifier)

▪Capped at 200% of the executive’s target

Board discretion

The Board can also use discretion to increase or decrease the STIP awards based on our performance for the year, including the achievement or failure of strategic initiatives, or extenuating circumstances

Forfeiture	See Termination and Change of Control on page 95

Notes:

(1)	The Omnibus Plan allows us to pay bonuses in common shares.

74	Precision Drilling Corporation

The STIP Scorecard

The STIP scorecard includes a balance of financial, strategic operational and individual metrics that focus executives on our financial and operational performance as well as the successful execution of our strategic initiatives – all of which are critical to the success of our High Performance, High Value strategy.

Corporate Performance Metrics (85%)

The HRCC sets financial and operational metrics at the beginning of each year based on our business objectives, management’s recommendations and market conditions. Each metric has a weighting and a threshold, target and maximum (stretch objective).

At the end of the year, the HRCC assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 170% of the STIP target.

Corporate Modifier

The Board can use its discretion to apply a corporate modifier to the corporate performance score, adjusting it up or down by 25%. The corporate modifier was introduced in 2015 to enhance transparency if the Board exercises its use of discretion.

The Board bases its adjustment on our progress on strategic deliverables that support our five-year strategic plan, as reported on a quarterly basis to the Board and are not quantified in the STIP scorecard, and any extenuating circumstances. If the corporate modifier is applied, the total corporate performance score cannot exceed 170%.

Individual Performance Component (15%)

Individual performance reflects how well each participant performs his or her day-to-day duties and achieved the objectives set with their leader at the beginning of the year.

At the end of the year, the HRCC reviews the CEO’s self-evaluation, his assessment of each executive’s self-evaluation and his recommended performance ratings. The HRCC recommends the final performance ratings for the CEO and executives to the Board for approval.

2018 STIP Payouts

The table below shows the 2018 STIP payouts for each NEO, which were paid on March 12, 2019.

Named Executive	2018 STIP Eligible Base Salary(1)	STIP Target %	Corporate Performance	Corporate Modifier	Individual Performance	STIP Payout(1)
Kevin Neveu	$1,037,280	100%	116.23%	0%	22.50%	$1,439,019
Carey Ford	$491,855	75%	116.23%	0%	30.00%	$539,430
Gene Stahl	$543,719	75%	116.23%	0%	30.00%	$596,311
Shuja Goraya	$201,417	75%	116.23%	0%	15.00%	$198,240
Veronica Foley	$421,590	75%	116.23%	0%	30.00%	$462,369

Notes:

(1)

All the NEOs are based in the U.S. They receive their compensation, including their STIP awards, in U.S. dollars. The STIP awards were converted to Canadian dollars using the 2018 average bank exchange rate of 1.2966.

2019 Management Information Circular	75

2018 Corporate Performance Score and Corporate Modifier

Financial Performance 97.61%	+	Operational Performance 18.62%	+	Corporate Modifier 0.00%	=	Final Corporate Performance 116.23%

After a comprehensive review of the scorecard and results, the Board decided not to apply the corporate modifier to the calculated score.

2018 Corporate performance score	Threshold 0%	Target 85%	Maximum 170%	Actual	=	Weighted score
Financial performance (65%)						97.61%

EBITDA (1) (35%)	$299,600,000	$332,900,000	$449,400,000	$375,131,000		47.69%
Measures our growth
Return on capital employed (2) (10%)	0.00%	0.50%	5.00%	0.70%		10.44%
Measures our profitability
Net Debt Reduction (3) (20%)	$1,633,438,000	$1,593,438,000	$1,493,438,000	$1,496,058,000		39.48%
2018 strategic objective of reducing debt with free cash flow
Operational performance (20%)						18.62%
Safety performance (8%)
Key to our operations and ensures we maintain a strong focus on keeping employees safe
■ Total Recordable Incident Rate (TRIR)	1.43 - 1.14	1.14 - 1.00	<0.88	0.81		6.00%
■ % of facilities recordable free	96 - 98%	98 - 99%	>99%	Q1: 97.98		1.50%
				Q2: 97.97
				Q3: 97.80
				Q4: 97.64
■ Triple Target Zero	78 – 82%	82 - 84%	>84%	Q1: 75.56		0.75%
				Q2: 80.22
				Q3: 79.35
				Q4: 80.43
Mechanical downtime (5%)
Low unplanned mechanical downtime lowers costs and increases revenue and supports our High Performance, High Value customer service
■ Canada	0.61%	0.58%	0.44%	0.47%		3.57%
■ U.S.	1.25%	1.00%	0.75%	1.16%		1.36%
■ International	1.05%	0.95%	0.85%	0.93%		1.20%
Strategic initiatives (5%)
Measures performance against strategic initiatives for the year
■ Directional Guidance System (DGS) Deployment	For DGS and Rig Technology, performance measured on pre-determined metrics, including rig count, profit % and/or EBITDA targets			Below Threshold		0.00%
■ Rig Technology				Below Threshold		0.00%
■ International EBITDA (4)	$33,396,800	$41,746,000	$50,095,200	$45,426,812		2.88%
Employee retention (2%)
A key factor supporting our future growth and High Performance, High Value customer service	87.00%	90.00%	94.00%	88.09%		1.36%

Corporate performance score						116.23%
Corporate modifier (+/- 25%)						0%

Notes:

(1) Adjusted EBITDA (earnings before income taxes, loss or gain on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of property, plant and equipment, impairment of goodwill, and depreciation and amortization), as reported in our Consolidated Statements of Loss, is a useful supplemental measure because it gives us and our investors an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, non-cash impairment, decommissioning, depreciation and amortization charges.

(2) Return on capital employed does not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe return on capital employed is a useful metric to measure the effectiveness of management’s use of Precision’s capital in the generation of earnings.

(3) Net Debt Reduction was a 2018 strategic financial objective to reduce debt by generating free cash flow. Net Debt Reduction is calculated by taking Opening Net Debt minus Resultant Net Debt. Opening Net Debt is calculated as the total debt outstanding as of December 31, 2017 minus cash as per the Statement of Financial Position. Resultant Net Debt is calculated as the total debt outstanding as at December 31, 2018 minus cash as per the Statement of Financial Position using the same Canadian to U.S. dollar exchange rate used as at December 31, 2017.

(4) International EBITDA’s threshold, target, maximum and actual results are shown in U.S. dollars in the table above.

76	Precision Drilling Corporation

2018 Individual Performance Scores Scores are based on a five-point rating scale used in our performance management system:

Rating Scale	Performance Score
Exceptional performance	30.0%
Strong performance	22.5%
Solid performance (target)	15.0%
Striving performance	7.5%
Improved performance required	0.0%

Long-term Incentive Award

Our long-term incentive awards are granted at the beginning of each year to motivate executives and key employees to deliver strong future performance and achieve our strategic plan. It is specifically designed to:

▪	align the interests of participants with those of our shareholders
▪	reward our people for growth in shareholder value
▪	retain them in a competitive and highly cyclical environment.

We determine the value of the long-term incentive award for each position based on the target compensation mix relative to comparable positions in our Compensation Peer Group, as well as internal equity and overall market competitiveness.

Generally, the more senior the position, the greater the weighting placed on long-term incentives in overall total target direct compensation. Since 2014, the total value of the award for our most senior executives has been allocated 60% PSUs and 40% options (50% PSUs and 50% options before 2014). In 2018, we adjusted the mix to reduce the number of stock options granted, increase the proportion of PSUs, and introduce RSUs to the NEOs, allowing us to tie incentive payouts to our performance over mid- and long-term time horizons. The new mix also puts a higher weighting on performance-based vesting and aligns more closely with our pay for performance philosophy and industry practice, as well as shareholder interests because the ultimate value of PSUs, RSUs and options is driven by our share performance.

Long-term incentive awards can be forfeited in certain circumstances – see Termination and Change of Control on page 95 for more information. PSUs and RSUs cannot be assigned. Options can only be assigned or transferred as permitted by law.

The HRCC and the Board do not consider previous grants of long-term incentive awards when determining new grants, except to consider the total limit on stock option awards and individual limits, as part of the HRCC’s responsibilities for administering the Omnibus Plan. Stock options may be granted to new eligible participants at other times of the year, apart from the annual grants. These situations are generally reviewed and approved quarterly.

All stock option awards granted from 2012 to 2018 were out of the money as of December 31, 2018, and therefore had no value.

The award can be allocated to three kinds of long-term incentives, which are similar to those offered by large issuers in our industry:

▪	performance share units (PSUs)
▪	restricted share units (RSUs)
▪	stock options.

 Each has different vesting and eligibility criteria as described in the table below.

2019 Management Information Circular	77

	Performance Share Units	Restricted Share Units	Stock Options
Form of Award	∎ Notional share-based awards ∎ Potentially dilutive(1)	∎ Notional share-based awards ∎ Potentially dilutive(1)	∎ Option to buy Precision shares at a price that is at least the fair market value on the grant date ∎ Plan is dilutive
Who Participates	∎ Senior executives, including the CEO and CFO, and key corporate and operational employees ∎ Not open to non-management directors	∎ RSUs were awarded to NEOs beginning in 2018, with the exception of the CEO	∎ Senior executives, including the CEO and CFO ∎ Not open to non-management directors
Vesting

∎    Cliff vest at the end of three years

∎    Units earn dividend equivalents at the same rate as dividends declared and paid on our shares (dividend equivalents are notionally reinvested as additional units)

∎    One-third vest each year over three years

∎    Units earn dividend equivalents at the same rate as dividends declared and paid on our shares (dividend equivalents are notionally reinvested as additional units)

∎    One-third vest each year beginning on the first anniversary of the grant date

∎    Expire after seven years

∎    If the holder cannot exercise his or her stock options within ten business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it

Payout	∎ Settled in cash, equity or a combination of both based on the formula on page 80(1)

∎    Redeemed for cash based on the volume weighted average price of Precision shares for the five trading days prior to the vesting date on the TSX (Canadian units) or on the NYSE (U.S. units), or settled for equity or a combination of cash and equity(1)

∎    Based on fair market value (strike price) when the options are exercised

∎    The strike price is the volume weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date

∎    Options only have value if the price of Precision shares increases above the strike price

Note:

(1)   PSUs and RSUs granted under the Omnibus Plan may be settled in cash, equity (common shares issued from treasury or purchased on the market) or a combination of both. PSUs and RSUs granted prior to adoption of the Omnibus Plan are settled in cash.

78	Precision Drilling Corporation

2018 Long-term Incentive Award

The table below shows the 2018 long-term incentive award, which was granted on February 14, 2018 to the NEOs. The award was granted at target and allocated 70% to PSUs and 30% to stock options for the CEO, and 60% to PSUs, 25% to stock options and 15% to RSUs for the other NEOs.

The table also shows the 2019 long-term incentive award, which the Board approved on February 14, 2019 and allocated 70% to PSUs, 20% to RSUs and 10% to stock options for the CEO and NEOs. Under the Omnibus Plan, the Board has the flexibility to settle the 2018 and 2019 grants in shares, cash, or a combination of both.

	2018 long-term incentive award (1)	Allocation						2019 long-term incentive award (2)
		PSUs		RSUs		Stock Options
Named Executive		$	#	$	#	$	#
Kevin Neveu	$3,995,420	$2,750,701	606,400	—	—	$1,244,719	630,300	$4,203,078
Carey Ford	$1,151,658	$681,325	150,200	$170,558	37,600	$299,775	151,800	$1,313,618
Gene Stahl	$1,120,427	$663,180	146,200	$165,568	36,500	$291,679	147,700	$1,182,123
Shuja Goraya (3)	$1,373,030	$256,301	52,800	$1,002,877	206,600	$113,852	53,350	$853,796
Veronica Foley	$809,479	$479,014	105,600	$119,753	26,400	$210,712	106,700	$919,544

Notes:

(1)  Grant values are based on the volume weighted average price of Precision shares for the five trading days prior to the start of the performance period of February 1, 2018 for the PSUs and RSUs of US$3.69, and a Black-Scholes value for the stock options (see Black-Scholes pricing model below for 2018 grants). The grant amounts have been converted to Canadian dollars using the following exchange rates on the grant date: 1.2293 (January 31, 2018 for PSUs and RSUs) and 1.2659 (February 23, 2018 for stock options) for Mr. Neveu, Mr. Ford, Mr. Stahl and Ms. Foley. For Mr. Goraya, the grant amounts were converted using the following exchange rates: 1.3155 (July 24, 2018 for PSUs and RSUs initial grant) and 1.2985 (August 8, 2018 for stock options).

(2)  The 2019 grant values are based on the volume weighted average price of Precision shares for the five trading days prior to the grant date for the PSUs and RSUs of US$1.95, and the Black-Scholes value for the stock options. The grant values have been converted to Canadian dollars using the January 31, 2019 exchange rate of 1.3135.

(3) On July 23, 2018, Mr. Goraya received a one-time sign-on grant of 193,400 RSUs. The grant amount was converted to Canadian dollars using the exchange rate of 1.3165    (July 23, 2018).

2018 Stock option grant values were based the Black-Scholes option pricing model using the following assumptions, as calculated by Mercer:

Assumptions	Canadian	U.S.
Share price	$4.35	$3.44
Expected life	5 years	5 years
Risk free rate of return	1.6%	2.1%
Volatility (capped at 50%)	50.0%	50.0%
Dividend yield	0.0%	0.0%
Black-Scholes multiple	44.7%	45.4%
Black-Scholes value	$1.94	$1.56

2019 Management Information Circular	79

More About PSU Awards

PSUs vest at the end of a three-year performance period. PSUs awarded in 2018 will vest on January 31, 2021. The amount the executives ultimately receive depends on our three-year TSR relative to our PSU Performance Peer Group, and our share price at the end of the vesting period. We believe relative TSR is an important measure of performance because it reflects our ability to outperform companies affected by similar market conditions and aligns with shareholder interests.

Number of PSUs Granted	x	Payout multiplier 0 – 2x based on relative TSR performance	x	Five-day volume weighted average price of Precision shares[1]	=	Final PSU payout

Note:

(1)  Cash settlement for PSUs will be based on the five-day volume weighted average price of Precision’s shares prior to the vesting date. PSUs settled in shares will result in a number of Precision shares to be issued from treasury (or purchased on the open market) equal to the number of PSUs granted multiplied by the payout multiplier.

At the end of the three-year performance period, the HRCC’s compensation consultant (Mercer) assessed Precision’s three-year TSR against the TSR of our PSU Performance Peer Group using the scale below. TSR is adjusted to reflect dividends paid over the period, and the multiplier is interpolated if our performance falls between ranges.

TSR Ranking	Multiplier
75% or higher	2.0 times payout
50% (median)	1.0 times payout
35%	0.4 times payout
Below 35%	zero payout

The HRCC reviews Mercer’s assessment, along with other relevant factors, and recommends a multiplier (ranging from zero to two) to the Board for approval.

PSU Performance Peer Group

Our PSU Performance Peer Group is made up of companies with similar business operations (land-based drilling services and completion and production services) that we compete with for investors. It is slightly different from our Compensation Peer Group, which includes comparable companies that we compete with for executive talent (see page 69).

The HRCC reviews our PSU Performance Peer Group at the beginning of every year to make sure it is relevant and appropriate. Mercer assists the HRCC in its review, and follows four key principles for establishing the group:

▪	chooses companies with similar business operations (i.e. land-based drilling services and completion and production services)
▪	includes companies that we regularly compete with for investors
▪	includes several peers from our Compensation Peer Group so that pay is directionally aligned with corporate performance
▪	selects at least 12 peers to provide statistically valid results.

The HRCC reviewed our PSU Performance Peer Group in response to changes in the industry, to make sure we continue to assess our relative performance against a representative group of companies. The following 14 companies make up our PSU Performance Peer Group for assessing relative shareholder return performance for the 2018 PSU awards:

▪Calfrac Well Services Ltd. ▪CES Energy Solutions Corp. ▪Ensign Energy Services, Inc. ▪Helmerich & Payne, Inc. ▪Nabors Industries Ltd	▪Parker Drilling Co. ▪Patterson-UTI Energy, Inc. ▪Pioneer Energy Services Corp. ▪RPC, Inc. ▪Secure Energy Services, Inc.	▪Shawcor Ltd. ▪Superior Energy Services, Inc. ▪Total Energy Services, Inc. ▪Trican Well Services Ltd.
Notes: (1) Trinidad Drilling Ltd. was removed from the 2018 PSU Peer Group because it was acquired by Ensign Energy Services, Inc.

80	Precision Drilling Corporation

In early 2019, Mercer carried out a review of our PSU Performance Peer Group and:

▪assessed current and potential peer companies by revenue, EBITDA, assets, employees, market capitalization, enterprise value, and beta. (Beta measures the sensitivity of a company’s share price to the overall fluctuation of the S&P 500 Index price for U.S. companies, or the S&P/TSX Composite Index price for Canadian companies, over a five-year period or two years if five-year data is not available)

▪conducted back-testing of our TSR performance from 2015 to 2018 against our new PSU Performance Peer Group to ensure the recommended changes were appropriate.

Based on this analysis, and the review and approval by the HRCC and the Board, our PSU Performance Peer Group for 2019 was adjusted with the following changes:

▪added Independence Contract Drilling, Inc., Nine Energy Services, Inc., Select Energy Services, Inc., and Unit Corporation

▪removed Parker Drilling Co.

Payout of 2016 PSU Awards

The 2016 PSU awards vested on January 31, 2019 and were paid out on March 12, 2019.

The table below shows the difference between the grant value and the payout value for each NEO, illustrating the at-risk nature. The NEOs received a final PSU payout that was 25% of the grant value of the award.

Named Executive	Grant Value(1)	Number of PSUs Granted	Payout Multiplier	Five-day Weighted Average Price(2)	Final PSU Payout(3)	Payout Percentage of Grant Value
Kevin Neveu	$1,981,267	442,500	0.44x	$1.95	$498,690	25%
Carey Ford	$422,670	94,400	0.44x	$1.95	$106,387	25%
Gene Stahl	$591,470	132,100	0.44x	$1.95	$148,874	25%
Shuja Goraya	—	—	—	—	—	—
Veronica Foley	$193,873	43,300	0.44x	$1.95	$48,798	25%

Notes:

(1)  Grant values were based on the volume weighted average price of Precision shares for the five trading days prior to the February 10, 2016 grant date: $4.51 on the TSX for Canadian units and US$3.18 on the NYSE for U.S. units.

(2)  Volume weighted average price of Precision shares for the five trading days prior to the January 31, 2019 vesting date: $2.61 on the TSX for the CEO’s Canadian units and US$1.95 on the NYSE for the remaining NEOs’ U.S. units.

(3)  The number of PSUs that vested for payout includes additional units received as reinvested dividend equivalents up until February 2016 when we suspended dividends on our common shares. PSU payouts for Mr. Neveu, Mr. Ford, Mr. Stahl, and Ms. Foley were converted to Canadian dollars using the January 31, 2019 exchange rate of 1.3135.

How We Calculated the Payout Multiplier

Our TSR for the three-year period from February 1, 2016 to January 31, 2019 ranked 36% compared to our PSU Performance Peer Group for the 2016 PSU awards:

▪Calfrac Well Services Ltd. ▪Ensign Energy Services, Inc. ▪Helmerich & Payne, Inc. ▪Nabors Industries Ltd.	▪Parker Drilling Co. ▪Patterson-UTI Energy, Inc. ▪RPC, Inc. ▪Secure Energy Services, Inc.	▪Superior Energy Services, Inc. ▪Trican Well Service Ltd. ▪Western Energy Services Corp.

Notes:

(1)	Trinidad Drilling Ltd. was removed from the 2016 PSU Performance Peer Group because it was acquired by Ensign Energy Services, Inc.

Mercer provided a report of their assessment of our relative TSR ranking at the end of the three-year period. The HRCC reviewed our TSR performance and recommended a multiplier of 0.44x to the Board for review and approval.

The Board approved the multiplier and believes the payouts are appropriate, considering the original grant values, market conditions and our relative share performance over the three-year period ending January 31, 2019.

New in 2019 for PSU Grants

The Committee has approved the addition of Capital Structure (a debt reduction focused metric) as a second metric for the PSU awards starting in 2019. The Committee and management view debt reduction as having an important part in our long-term strategy to increase shareholder value.

2019 Management Information Circular	81

Retirement Benefits

The NEOs participate in the same retirement plans as our other salaried employees, and participation is voluntary.

The Canadian program has three components:

▪	a defined contribution pension plan where we match participants’ contributions up to 5% of their base salary
▪	a group registered retirement savings plan
▪	a registered tax-free savings account.

Our U.S. program includes a 401(k) plan where we match participants’ contributions up to 5% of their cash compensation (base salary plus their STIP award). This plan is not considered a pension plan under Canadian law.

Employee Share Purchase Plan

Our employee share purchase plan encourages employees to become Precision shareholders and helps us attract and retain people. The plan is open to Canadian and U.S. employees who have completed one full year of employment. All of the NEOs are eligible to participate in the plan.

Participants contribute up to 10% of their regular base salary through payroll deduction to purchase Precision shares, and we match 20% of the employee’s contribution. The employer contribution is a taxable benefit to the employee. All Precision shares purchased under the plan are acquired on the secondary market.

Any dividends paid are automatically reinvested to purchase more Precision shares. In February 2016, we suspended our dividend.

Participants can change their contribution rate and/or stop contributions up to two times per calendar year. No vesting conditions apply, so participants can sell or transfer their shares at any time (subject to the provisions of our Insider Trading Policy) and are required to pay the associated administrative fees.

as of December 31	2018	2017	2016
Number of shares purchased	1,189,297	1,006,178	700,399
Number of shares outstanding	293,781,836	293,238,858	293,238,858
Burn rate	0.40%	0.34%	0.24%

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining employees.

Our Canadian, U.S. and international benefits programs offer competitive comprehensive coverage and cost sharing, and the NEOs participate in the same programs as our other employees. The programs consist of:

▪	basic, optional and dependent life insurance
▪	basic, optional, accidental death and dismemberment insurance
▪	extended health, vision and dental care
▪	short-term and long-term disability insurance
▪	employee assistance plan
▪	out-of-country emergency medical plan.

The NEOs also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites that are consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each NEO receives a company vehicle (including operating costs) or a car allowance. Other perquisites, such as business club memberships and executive medical programs, vary by position.

See the Summary Compensation Table on page 89 for more information.

82	Precision Drilling Corporation

CEO Compensation

Based in Houston, Texas CEO since 2007

Kevin A. Neveu (58) | President and Chief Executive Officer

“Our High Performance, High Value strategy is focused on providing safe, highly efficient and reliable field-level results through our people, technology and systems with the goal to create value for our customers and investors.”

Over the last decade, Mr. Neveu has strengthened Precision’s market position by transforming our drilling fleet through new-build and upgraded Super Series drilling rigs, diversifying our revenue base by expanding into the U.S. and international markets, and making strategic investments in training, safety and employee development. These investments have resulted in our internal promotion and retention statistics ranking at the top of the industry and focused the organization on generating free cash flow and balancing debt repayments with growth opportunities. Mr. Neveu has also driven Precision to be recognized as an industry leader in technology. Through vendor partnerships and internal support, beta-testing of various technologies centered around rig automation and optimization are near completion. Once commercial, Precision will be able to further enhance its High Performance, High Value strategy and drive market share gains and enhance returns.

During his tenure, Mr. Neveu diversified Precision’s revenue base from 100% exposure to Canada, to 36% to Canada, and 64% to our United States and international operations in 2018. During the same period, we added 149 new-build or upgraded drilling rigs, bringing our total Super Series rig count to 236.

2018 Contributions and Accomplishments

Although commodity prices generally improved in 2018, extreme volatility existed across commodity benchmarks throughout the year and relative weakness persisted in the Canadian market as takeaway capacity constraints plagued the Western Canadian Sedimentary Basin (WCSB). Given the disparity in the U.S. and Canadian markets, Mr. Neveu led several strategic maneuvers to enhance performance throughout the year. Mr. Neveu heightened the company’s focus on our U.S. business by mobilizing two Super Triple rigs from Canada and completing two new build Super Triple rigs for U.S. deployment. As the primary growth avenue for Precision in the current macro environment, we have allocated the vast majority of upgrade and expansion capital to the U.S. as customer demand has shifted to the most technically capable and operationally efficient rigs, a trend that benefits Precision. In 2018, customer demand in the U.S. for Precision’s Super Triple rigs hit levels not experienced since 2014. Precision continued to successfully demonstrate the value proposition of its Super Series rig fleet, evidenced in margin expansion and growing U.S. market share beyond 7.5% for the year.

While the Canadian market continues to face pressures from acute pipeline takeaway shortfalls and growing uncertainty in regulatory policy, Precision is in a unique position with ample scale and ability to generate free cash flow even in a constrained environment. We expect to continue to maintain our leading market share in key basins in the WCSB including the Duvernay, Montney, Deep Basin and Heavy Oil plays.

Internationally, Precision was awarded its sixth new build rig destined for Kuwait in mid-2019. In line with prior new builds, the rig has attractive internal return metrics and a payback period within the initial five-year contract term. The rig addition allows us to leverage our existing scale in the country with no additional overhead required to support the expanded fleet.

Mr. Neveu has been committed to focusing on business activities we can control in what has become an extremely volatile market: operational excellence with a high-spec rig fleet, leveraging scale and managing costs, in conjunction with repaying debt and improving financial flexibility. Mr. Neveu has also implemented a focus on non-core asset sales having generated proceeds of $24 million in 2018. Precision has maintained a strong and flexible balance sheet through the cycles which has provided ample liquidity to manage its business through the downturn, and also strengthen its competitive position, in an improved activity environment.

In 2018, Mr. Neveu oversaw the successful implementation of a new ERP system to increase operating efficiencies, improve our fixed cost leverage, and position the organization to better handle the increased data flows associated with our business and new technologies. We are already seeing improved efficiencies as a result of the new system and it will serve as a solid platform for future growth for Precision. In addition, Mr. Neveu heightened Precision’s focus on efficiency-driven field technology initiatives, including executing our technology strategy as well as recruiting the organization’s first Chief Technology Officer.

Mr. Neveu continued to strengthen Precision’s balance sheet in 2018, extending the maturity of its undrawn credit facility to 2022 and repaying $174 million of debt over the course of the year while growing its cash balance by $32 million over the same period. Precision’s deleveraging plan is a core focus and we have demonstrated meaningful strides toward achieving the long-term debt reduction targets we set out in 2018.

2019 Management Information Circular	83

2018 Strategic Priorities and Results
2018 Strategic Priorities	2018 Results
Commercial deployment of Process Automation Controls and Directional Guidance Systems on a wide scale.

Added ten Process Automation Control (PAC) systems with a total of 31 systems deployed in the field at year-end, a 50% increase in installed base during 2018. Equipped both of our training rigs in Nisku and Houston with PAC technology.

Drilled 365 wells in 2018 utilizing PAC technology and drilled 119 wells utilizing our directional guidance system, over half of which were drilled without any directional drillers on location.

By year-end, Precision, its partners, customers and several third parties had 15 drilling performance Apps under development with several drilling Apps in field trials.

Completion of ERP system upgrade to position the organization to better handle increased data flows.

Enhance financial performance through higher utilization and improved margins.

Consolidated utilization days increased 14% year-over-year.

U.S. Drilling margins up 25%, Canadian Drilling margins up 4% and International Drilling margins remained stable.

Revenue was $1,541 million (17% higher than 2017) because of higher U.S. activity and improved day rates.

Adjusted EBITDA in 2018 was $375 million (23% higher than 2017), mainly due to the increase in U.S. activity.

Achieved highest market share on record in the U.S. of over 7.5%.

Reduce debt by generating free cash flow while continuing to fund only the most attractive investment opportunities.

▪Target $75 million to $125 million debt repayment in 2018.

▪Target $300 million to $500 million debt repayment by year-end 2021.

Generated $311 million in funds provided by operations representing a 69% increase year-over-year.

Precision’s 2018 debt repayments totaled $174 million, $49 million higher than the top end of Precision’s target 2018 debt repayment range.

In conjunction with debt repayments, Precision grew its cash balance by $32 million throughout the year.

Completed two new build rigs in the U.S. market while continuing rig upgrade program (not exceeding $3 million in upgrade cost per rig). Precision also began construction of our sixth new build rig in Kuwait.

Capital expenditures totaled $126 million, $9 million less than planned spending. Net capital expenditures totaled $102 million with $24 million of proceeds on sale of property, plant and equipment.

2018 Achievements

Organizational Development

Employee training, performance management and talent management

Operational initiatives with customers

Mr. Neveu has continued to drive our comprehensive competency and training programs as well as performance and talent management processes. He has overseen several initiatives that assisted our efforts in helping our customers meet their environmental objectives.

Investment Community

Engagement and investor updates

We strive to align shareholder interests with our strategic objectives. Considering the state of the industry, Mr. Neveu’s high-touch philosophy of shareholder engagement with the investment community was demonstrated by his participation in over 140 face-to-face meetings with investors in 2018.

Industry and Community Involvement

Government relations (Alberta)

Non-profit boards

Speaking engagements

Mr. Neveu serves on the advisory council for the University of Calgary’s School of Public Policy. He was appointed Chairman of the International Association of Drilling Contractors in January 2019. He also participated as a panelist or keynote speaker at: Queen’s University Oil and Gas Speaker Series, IADC Drilling Onshore Conference and Exhibit; APEGA 2018 Canadian Drilling Luncheon; Calgary Energy Roundtable Speaker; and CAODC Breakfast Panel.

84	Precision Drilling Corporation

2018 CEO Compensation

Mr. Neveu’s targeted total direct compensation for 2018 is slightly below the median (50th percentile) of our 2018 Compensation Peer Group, which aligns with our stated philosophy of targeting the median based on the executive’s experience and performance among other things.

2018 Pay Mix

The graph below shows the breakdown of Mr. Neveu’s targeted total direct compensation for 2018 in Canadian dollars as reported in the summary compensation table on page 89.

Base Salary

All of our executive team is located in our Houston, Texas office, including Mr. Neveu. In 2016, the Board determined that Precision’s long-term growth strategy would be better served by relocating the CEO to Houston and increasing his focus on our U.S. and international operations. As a result, Mr. Neveu relocated to Houston as of March 1, 2016, and the Board decided to adjust the CEO’s base salary to align with the median of our Compensation Peer Group, but to do so over a two-year period because of the challenging conditions facing the industry and to pay the CEO in U.S. dollars. In 2016, Mr. Neveu’s base salary was adjusted to US$670,000 and then to US$800,000 in March 2017 as the second step to align with the median of our Compensation Peer Group. The March adjustment coincided with the beginning of Mr. Neveu’s tenth year as CEO at Precision.

The Board made no adjustments to the CEO’s base salary in 2018 or 2019.

Short-term Incentive

Mr. Neveu received a 2018 STIP award of US$1,109,840 that was based on his targeted award (100% of base salary, the same target as in previous years and consistent with our current practice) and the Board’s assessment of our corporate performance and Mr. Neveu’s individual performance in 2018. Our 2018 corporate performance score was calculated at 116.23%. The Board rated Mr. Neveu’s individual performance as Strong due to the execution of strategic objectives that were set out at the beginning of the year by the company and Board.

Long-term Incentive

Mr. Neveu’s targeted 2018 LTIP grant was US$3,200,000, which represents the same multiple of base salary as in prior years, and consistent with our current practice. His LTIP grant was allocated 70% PSUs and 30% stock options. From 2014 to 2017, his LTIP award was allocated 60% PSUs and 40% stock options, and 50/50 prior to that. No RSUs have been awarded.

Mr. Neveu has not realized any value from his stock option awards since 2012. As of December 31, 2018, all of his vested options were under water. Since 2009, Mr. Neveu has had 382,500 options expire with no value realized.

2019 Management Information Circular	85

Five Year Compensation Lookback

The following table displays the targeted total direct compensation (base salary + targeted STIP + targeted LTIP) of the CEO as compared to the total actual or “realized” compensation received during the previous five years.

Total Direct Compensation	2014 (Cdn$)	2015 (Cdn$)	2016 (US$)	2017 (US$)	2018 (US$)
Target base salary (1)	$ 725,000	$ 725,000	$ 670,000	$ 800,000	$ 800,000
Targeted STIP	$ 725,000	$ 725,000	$ 670,000	$ 800,000	$ 800,000
Targeted LTIP (PSUs and Options)	$ 2,817,135	$ 2,926,507	$ 2,354,036	$ 3,179,136	$ 3,220,884
Total target compensation	$ 4,267,135	$ 4,376,507	$3,694,036	$ 4,779,136	$ 4,820,884
Base salary earned (2)	$ 711,851	$ 752,885	$ 637,756	$ 751,885	$ 800,000
Realized STIP award(3)	$ 1,095,539	$ 482,524	$ 415,179	$ 618,437	$ 1,109,840
Realized LTIP award (PSUs and Options)(4)	$ 839,855	$ 1,198,127	$ 1,482,257	$ 652,271	$ 379,655
Total realized compensation	$2,647,245	$2,433,536	$2,535,192	$2,022,593	$ 2,289,495
Realized compensation as % of target compensation	62%	56%	69%	42%	47%

Note:

(1)	When Mr. Neveu relocated to Houston, his base salary was adjusted to US$670,000 on March 1, 2016, and US$800,000 on March 1, 2017.
(2)	Mr. Neveu’s 2015 base salary reflects 27 pay periods (instead of 26) because the last pay in our 2015 Canadian payroll calendar was on December 31.
(3)	Realized STIP award represents the actual payout received within each year based on the performance of predetermined financial, operational, and individual metrics.
(4)	Realized LTIP award represents the actual payout received from the vesting of a previous grant of PSUs (three years prior) and the value of any exercised stock options within each year reported.

Targeted Versus Realized and Realizable Compensation

Over the past five years, Mr. Neveu had an average realized and realizable total direct compensation of Cdn$2,083,521, representing 52% of the average value of his targeted compensation. This is due to our stock option awards being under water as of December 31, 2018, and the realized value of the PSUs which are tied to our share performance, highlighting the at-risk nature of the CEO’s compensation. With his average targeted total direct compensation below the median of the market from 2014 to 2018 (approximately the 42nd percentile), the average realized pay translates to the 25th percentile of the targeted total direct compensation for our Compensation Peer Group.

Notes:

(1) Average of base salary earned, target bonus, and target long-term incentive values from 2014 through 2018.

(2)  Average of base salary earned, realized or actual STIP payout received, and long-term incentives using the grant date fair value from 2014 through 2018 as disclosed in the Summary Compensation Table on page 89.

(3)  Average of base salary earned, realized or actual STIP payout received, the value of vested/exercised long-term incentive awards, and the estimated current value of unvested/unexercised long-term incentive awards granted from 2014 through 2018:

∎   vested/exercised stock options and PSUs are valued at time of vesting or exercise

∎   unvested/unexercised stock options are valued using $2.37, the closing price of Precision shares on the TSX on December 31, 2018 (US$1.74 on the NYSE)

∎   unvested/unexercised PSUs are valued using $2.36, the volume weighted average price of Precision shares for the five trading days prior to December 31, 2018 on the TSX (US$1.73 on the NYSE), and a performance multiplier of 1.36x for 2014, 0.72x for 2015, 0.44x for 2016 and 1.0x (target) for 2017 and 2018. PSUs include reinvestment of additional units received as dividend equivalents.

86	Precision Drilling Corporation

Perquisites

Mr. Neveu’s perquisites include a leased vehicle, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums and the employer contributions toward the Employee Stock Purchase Plan.

The Board approved a $50,000 annual housing allowance to recognize the significant proportion of time the CEO is required to spend in both Houston and Calgary on Precision business. The allowance compensates Mr. Neveu for maintaining his own secondary residence in Calgary, which is more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses when he is there for Precision business. The HRCC sought independent advice from Mercer before recommending the allowance to the Board for approval.

Share Ownership (as of March 18, 2019)

As CEO, Mr. Neveu is required to hold five times his annual base salary while the other NEOs aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher). Mr. Neveu’s actual purchase cost for Precision shares is $7,309,513.

Number of Precision shares	Market Value (1)	Meets Share Ownership Target (2)
970,411	$3,095,611	Yes, holds 5 times his base salary

Notes:

(1)	The market value of Mr. Neveu’s shares are based on $3.19, the closing price of Precision shares on the TSX on March 18, 2019.
(2)

Share ownership targets are calculated using the actual purchase cost or market value, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his base salary to Canadian dollars using the March 18, 2019 exchange rate.

2019 Management Information Circular	87

Share Performance

The graph below shows our TSR over the last five years, assuming $100 was invested in Precision shares on December 31, 2013 and dividends were reinvested over the same period. It compares Precision’s TSR to the total shareholder return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index, and the median TSR of our 2018 PSU Performance Peer Group.

as of December 31	2013	2014	2015	2016	2017	2018
Precision (PD: TSX)	$100	$72	$58	$78	$40	$25
S&P/TSX Composite	$100	$107	$96	$113	$119	$105
S&P/TSX Equal Weight Oil & Gas Index	$100	$86	$63	$85	$75	$55
2018 PSU Performance Peer Group	$100	$74	$53	$86	$66	$36

Notes:

(1)  Our 2018 PSU Performance Peer Group consisted of 14 companies with similar business operations that we compete with for investors. The TSR shown in the graph above assumes our same PSU Performance Peer Group for all previous years (see page 80 for details about our 2018 PSU Performance Peer Group).

Cost of Management

The table below compares our adjusted EBITDA to the total compensation paid to our NEOS for the last five years. Total compensation paid to NEOs has increased over the past five years due to: the depreciation of the Canadian dollar against the U.S. dollar from 2014 to 2016; our stronger financial and operational performance in 2014; a one-time payment in 2015 to Mr. Strong following his departure from Precision (paid in accordance with the terms of his employment agreement); the increase in Mr. Neveu’s base salary in 2016 and 2017, which was paid in U.S. dollars; and, the one-time sign-on grant of RSUs to Mr. Goraya in 2018.

($ in millions)	2014	2015	2016	2017	2018
Total compensation cost	$12.3	$13.2	$11.2	$11.4	$14.8	Average cost of
Adjusted EBITDA	$800.4	$473.9	$228.1	$304.9	$375.1	management ratio:
Cost of management ratio	1.53%	2.78%	4.91%	3.74%	3.95%	3.38%

The cost of management ratio includes the following NEOs:

2014 and 2015: Kevin Neveu, Robert McNally, Douglas Strong, Gene Stahl and Niels Espeland

2016 and 2017: Kevin Neveu, Carey Ford, Gene Stahl, Doug Evasiuk, and Grant Hunter

2018: Kevin Neveu, Carey Ford, Gene Stahl, Shuja Goraya and Veronica Foley.

There is no direct correlation between TSR and total cash compensation awarded to our NEOs because base salary and the short-term incentive plans are not based on share performance. The value realized from our LTIP awards is correlated to our TSR because the value is directly tied to the value of Precision shares, which is aligned with shareholder interests. For more information, see 2018 Long-term Incentive Awards on page 79 for more information.

88	Precision Drilling Corporation

2018 Compensation Details

Summary Compensation Table

The table below shows the total compensation paid or awarded to each NEO in the last three years ending December 31. All amounts are in Canadian dollars.

(as at December 31, 2018)					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Base Salary ($)(1)	Share-based Awards ($)(2)(3)	Option-based Awards ($)(3)(4)	Annual Incentive Plan ($)(5)	Pension Value ($)(6)	All Other Compensation ($)(7)	Total Compensation ($)(8)
Kevin A. Neveu	2018	1,037,280	2,750,701	1,244,719	1,439,019	–	199,330	6,671,049
President and CEO	2017	976,398	2,502,094	1,705,450	803,102	–	232,080	6,219,123
	2016	844,898	1,981,267	1,305,945	550,029	3,750	267,506	4,953,395
Carey Ford	2018	489,417	851,883	299,775	539,430	–	116,748	2,297,253
Senior Vice President	2017	437,004	664,619	452,624	268,752	–	136,781	1,959,779
and CFO	2016	424,548	481,475	327,342	207,285	–	149,291	1,589,941
Gene C. Stahl	2018	541,280	828,749	291,679	596,311	–	109,599	2,367,618
President,	2017	488,229	547,333	372,649	300,149	–	153,690	1,862,051
Drilling Operations	2016	501,768	591,470	389,880	244,988	–	110,494	1,838,600
Shuja Goraya	2018	178,034	1,259,178	113,852	198,240	–	31,562	1,780,866
Chief Technology Officer	2017	—	—	—	—	–	—	—
	2016	—	—	—	—	–	—	—
Veronica Foley	2018	419,501	598,767	210,712	462,369	–	60,655	1,752,005
Senior Vice President,	2017	371,724	390,952	266,129	228,841	–	58,939	1,316,585
General Counsel and Corporate Secretary	2016	349,340	460,679	78,858	159,194	–	54,477	1,102,548

Notes:

(1)   2018 base salaries for the NEOs were paid in U.S. dollars and converted to Canadian dollars using an average exchange rate of 1.2966.

Mr. Neveu’s base salary was adjusted to US$800,000 in March 2017 to align with the median of our Compensation Peer Group. No adjustment was made to his base salary in 2018.

Mr. Ford was Senior Vice President, Operations Finance and served as interim CFO from March 11, 2016 to April 22, 2016. Mr. Ford’s base salary increased from US$265,000 to US$335,000 when he was promoted to Senior Vice President and Chief Financial Officer on April 22, 2016.

Mr. Goraya joined Precision as the Chief Technology Officer on July 23, 2018. His base salary has been prorated to show the amount earned for 2018.

Ms. Foley was promoted from Vice President, Legal and Corporate Secretary to Senior Vice President, General Counsel and Corporate Secretary on April 22, 2016 and her base salary was increased from US$240,000 to US$275,000.

(2)  Mr. Goraya’s employment terms provided for a one-time sign on grant with a targeted grant value of US$700,000 consisting of 193,400 RSUs. The value of the sign on grant was determined based on Mr. Goraya’s skills and experience in the industry and in rig technology, which is one of Precision’s ongoing strategic priorities. The decision to provide the sign on grant in RSUs instead of cash was made to immediately align Mr. Goraya’s long-term interests with those of our shareholders.

(3)   Share-based awards represent the grant date fair value of PSU awards, and option-based awards represent the grant date fair value of the option awards. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:

2018 awards: 1.2293 (January 31, 2018 for PSUs and RSUs) and 1.2659 (February 23, 2018 for stock options), 1.3165 (July 23, 2018 for Mr. Goraya’s sign-on grant of RSUs), 1.3155 (July 24, 2018 for Mr. Goraya’s initial grant of PSUs and RSUs) and 1.2985 (August 3, 2018 for Mr. Goraya’s initial grant of stock options).

2017 awards: 1.3030 (January 31, 2017 for PSUs and RSUs) and 1.3792 (February 17, 2017 for stock options).

2016 awards: 1.4080 (January 29, 2016 for PSUs and RSUs), 1.3792 (February 23, 2016 for stock options), 1.2710 (April 21, 2016 for Mr. Ford’s top-up grant of PSUs) and 1.2686 (May 3, 2016 for Mr. Ford’s top-up grant of stock options).

(4)	The grant date fair value of options in the last three years is based on the following values, as calculated by Mercer:

	2018 Options		2017 Options		2016 Options
Assumptions	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
Share price	$4.35	US$3.44	$7.60	US$5.57	$4.90	US$3.65
Expected life (years)	5	5	5	5	5	5
Risk free rate of return	1.6%	2.1%	0.7%	1.3%	1.0%	1.7%
Volatility (capped at 50%)	50.0%	50.0%	50.0%	50.0%	44.5%	47.5%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Black-Scholes multiple	44.7%	45.4%	43.4%	44.3%	39.7%	43.0%
Black-Scholes value	$1.94	US$1.56	$3.30	US$2.47	$2.57	US$2.98

2019 Management Information Circular	89

The weighted average accounting fair value of all options granted and disclosed in our financial statements is $1.79, estimated on the grant date using the Black-Scholes option pricing model and the following assumptions:

▪	an average risk-free interest rate of 1%
▪	an average expected life of 4 years
▪	an expected forfeiture rate of 5%
▪	expected volatility of 50%.

The Black-Scholes model is a widely accepted model for valuing stock options and is consistent with the approach used by Mercer in determining market competitive compensation levels. Both sets of values are derived using the Black-Scholes model but with slightly different assumptions. For compensation purposes, the assumptions were based on Mercer’s standard methodology, which allows us to ensure an ‘apples-to-apples’ comparison to the data we use for benchmarking.

(5)   Annual incentive plan is the annual cash bonus (STIP) earned for the year and based on performance criteria for that year. Reward is paid in March of the following year.

(6)   Pension value represents Precision’s matching contributions under the defined contribution pension plan.

(7)   Perquisites totaled more than $50,000 for each NEOs and include the following:

Mr. Neveu: a leased vehicle, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer contributions toward the Employee Stock Purchase Plan. The $50,000 housing allowance for 2016, 2017 and 2018 was approved by the Board in recognition of the significant proportion of time Mr. Neveu is required to spend in both Houston and Calgary on Precision business. The HRCC sought independent advice from Mercer before recommending the housing allowance to the Board for review and approval. The housing allowance compensated Mr. Neveu for maintaining his own secondary residence in Calgary, which was more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses.

Mr. Ford: a leased vehicle, parking, a housing allowance for 2015 and 2016, tax preparation services, annual club and membership dues, annual travel allowance for 2015 and 2016, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Mr. Stahl: an annual vehicle allowance, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Mr. Goraya: an annual vehicle allowance, parking, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Ms. Foley: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

All perquisite values were based on the total cost to Precision.

(8)   Compensation for the NEOs for 2017 and 2016 was converted to Canadian dollars using the average exchange rate of 1.2986 and 1.3248, respectively.

90	Precision Drilling Corporation

Equity-based Compensation Outstanding Option-based Awards and Share-based Awards The table below show the outstanding option-based and share-based awards for each NEO as of December 31, 2018.

	Option-based Awards							Share-based Awards
Named Executive	Year	Number of Shares Underlying Unexercised Options (#)	Option Exercise Price		Option Expiration Date	Value of Unexercised in-the- money Options ($)(1)(2)	Plan	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested ($)(1)(2)(3)	Market or Payout Value of Vested Share-based Awards not Paid Out or Distributed ($)
Kevin Neveu	2018	630,300	$	US3.44	Feb 23, 2025	–	PSU	606,400	$1,055,136	–
President	2017	500,800	$	US5.57	Feb 17, 2024	–	PSU	332,800	$579,072	–
and CEO	2016	686,000	$	US3.21	Feb 23, 2023	–	PSU	442,500	$769,950	–
	2015	585,700		$7.32	Feb 11, 2022	–		–	–	–
	2014	320,800		$10.15	Feb 12, 2021	–		–	–	–
	2013	373,000		$9.02	Feb 13, 2020	–		–	–	–
	2012	260,900		$10.67	Feb 8, 2019	–		–	–	–
Total		3,357,500				—		1,381,700	$2,404,158	–
Carey Ford	2018	151,800	$	US3.44	Feb 23, 2025	–	PSU	150,200	$261,348	–
Senior Vice	2018						RSU	37,600	$65,424	–
President and	2017	133,000	$	US5.57	Feb 17, 2024	–	PSU	88,400	$153,816	–
CFO	2016	58,500	$	US5.02	May 9, 2023	–	PSU	94,400	$164,256	–
	2016	87,800	$	US3.21	Feb 23, 2023	–		–	–	–
	2015	80,100	$	US5.79	Feb 11, 2022	–		–	–	–
	2014	39,500	$	US9.18	Feb 12, 2021	–		–	–	–
	2013	40,600	$	US8.99	Feb 13, 2020	–		–	–	–
	2012	19,900	$	US10.74	Feb 8, 2019	–		–	–	–
Total		611,200				—		370,600	$644,844	–
Gene Stahl	2018	147,700	$	US3.44	Feb 23, 2025	–	PSU	146,200	$254,388	–
President, Drilling	2018						RSU	36,500	$63,510	–
Operations	2017	109,500	$	US5.57	Feb 17, 2024	–	PSU	72,800	$126,672	–
	2016	204,800	$	US3.21	Feb 23, 2023	–	PSU	132,100	$229,854	–
	2015	186,800	$	US5.79	Feb 11, 2022	–		–	–	–
	2014	92,100	$	US9.12	Feb 12, 2021	–		–	–	–
	2013	113,600	$	US8.99	Feb 13, 2020	–		–	–	–
	2012	79,500	$	US10.74	Feb 8, 2019	–		–	–	–
Total		934,000				—		387,600	$674,424	–
Shuja Goraya	2018	53,350	$	US3.62		–	PSU	52,800	$91,872	–
Chief Technology Officer	2018						RSU	206,600	$359,484	–
Total		53,350				—		259,400	$451,356	–
Veronica Foley	2018	106,700	$	US3.44	Feb 23, 2025	–	PSU	105,600	$183,744	–
Senior Vice President,	2018						RSU	26,400	$45,936	–
General Counsel and	2017	78,200	$	US5.57	Feb 17, 2024	–	PSU	52,000	$90,480	–
Corporate Secretary	2016	25,600	$	US3.21	Feb 23, 2023	–	PSU	43,300	$75,342	–
	2016	11,000	$	US5.02	May 9, 2023	–	RSU	6,568	$11,428	–
	2015	23,400	$	US5.79	Feb 11, 2022	–		–	–	–
Total		244,900				—		233,868	$406,930	–

Notes:

(1)	Values of the option-based and share-based awards granted to Mr. Neveu from 2012 to 2015 are based on $2.37, the closing price of Precision shares on the TSX on December 29, 2018.
(2)

Values of the option-based and share-based awards granted to Mr. Ford, Mr. Stahl, Mr. Goraya and Ms. Foley from 2012 to 2018 and to Mr. Neveu from 2016 to 2018 are based on US$1.74, the closing price of Precision shares on the NYSE on December 31, 2018 and were converted to Canadian dollars using the December 31, 2018 exchange rate of 1.3652.

(3)	The value of all PSU awards assumes a payout multiplier of 1.0x.

2019 Management Information Circular	91

Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation (2018 STIP award) for each NEO during the year ended December 31, 2018.

Named Executive	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Kevin Neveu	–	518,319	1,439,019
Carey Ford	–	143,939	539,430
Gene Stahl	–	187,122	596,310
Shuja Goraya	–	11,713	198,238
Veronica Foley	–	91,631	462,369

Notes:

(1)  No option-based awards were in-the-money on the vesting date.

(2)  Share-based awards – Value vested includes the 2016 PSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the January 31, 2019 vesting date, of $4.61 on the TSX for Canadian units, and $1.95 on the NYSE for U.S. units. The PSU multiplier was 0.44x as calculated by Mercer. Amounts were converted to Canadian dollars using the December 31, 2018 exchange rate of 1.3652.

(3)  Amounts for the non-equity incentive plan compensation (STIP awards) were converted to Canadian dollars using the 2018 average exchange rate of 1.2966.

Total Options Exercised During the Year (Supplemental Table)

The table below shows the options exercised by the NEOs in 2018 and the value realized.

Named Executive	Number of Options Exercised in 2018 (#)	Grant Value ($)	Value Realized ($)	Gain/Loss (%)
Kevin Neveu	–	–	–	–
Carey Ford	–	–	–	–
Gene Stahl	–	–	–	–
Shuja Goraya	–	–	–	–
Veronica Foley	–	–	–	–

92	Precision Drilling Corporation

Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans as of December 31, 2018:

Type of Plan	Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards and DSUs (#)	Weighted Average Exercise Price of Outstanding Equity-based Awards ($)	Number of Shares Remaining Available for Future Issue Under Equity Compensation Plans (#)
Equity compensation plans approved by shareholders
1. Omnibus Equity Incentive Plan (1)(2)(3)(4)	13,957,806	6.66	2,611,328
2. Old DSU plan	93,173	—	265,393
3. New DSU plan	1,053,635	—	946,365
Equity compensation plans not approved by shareholders	—	—	—
Total	15,104,614		3,823,086

Notes:

(1)

RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, may be settled in common shares issued from treasury and are included in the calculation of the Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards, using a 1.0x payout multiplier for PSUs (see More about PSU Awards on page 80).

(2)	Stock options will only be granted under the Omnibus Plan going forward. 13,957,806 includes options outstanding under the stock option plan.

(3)  The number of shares available for future issuance under the Omnibus Plan as the total plan limit (17,887,570) less the number of options and common shares issuable on exercise of outstanding options under our stock option plan and the number of common shares issuable on exercise/vesting, as applicable, of options and RSUs and PSUs, as applicable, under our Omnibus Plan.

(4)	The Omnibus Plan includes a sub-limit for share issuances for PSUs, RSUs and bonuses. The maximum aggregate number of shares that are issuable for PSUs, RSUs and bonuses is 5,278,000.

Granting Stock Options and Awards

As of December 31, 2018, we had 293,781,836 shares outstanding and 13,957,806 Precision shares reserved for issue under our stock option plan and Omnibus Plan. We have several limitations under the plan to mitigate risk:

Plan Limits (within the Fixed Maximum of 17,887,570 Common Shares)	as a % of the Shares Outstanding
Maximum number of shares that may be issued in a one-year period under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	5%
Maximum number of shares that may be issued to a single participant under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	2%
Maximum number of shares outstanding that may be: (i) issued to insiders (as a whole) in a one-year period, or (ii) issuable to insiders at any time in each case, under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	10%
2018 burn rate	1.41%

The table below provides details about award grants under the stock option plan and Omnibus plan for the last three fiscal years.

(as at December 31)	2018		2017		2016
Measure of dilution	# of Equity-based Awards	% of shares outstanding	# of Equity-based Awards	% of shares outstanding	# of Equity-based Awards	% of shares outstanding
Annual grant – the total number of awards granted under the plans each year (1)	4,142,250	1.41%	2,702,000	0.92%	2,745,900	0.94%
Awards outstanding – the total number of awards outstanding (including the annual grant) under the plans at the end of each year	13,957,806	4.75%	11,617,981	3.96%	11,525,742	3.93%
Awards available for grant – the number of awards remaining in the reserve approved by shareholders and available for grant under the plans at the end of each year	2,611,328	0.89%	4,951,153	1.69%	2,817,118	0.96%
Overhang – the number of awards outstanding plus the number remaining in reserve approved by shareholders and available for future grants	16,569,134	5.64%	16,569,134	5.65%	14,342,860	3.73%

Notes:

(1)  Stock options were the only equity-based award granted in 2016. RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, may be settled in common shares issued from treasury and are included in the calculation of the 2017 and 2018 burn rates using a 1.0x payout multiplier for PSUs (see More about PSU Awards on page 80). Stock options will only be granted under the Omnibus Plan going forward.

2019 Management Information Circular	93

About the Stock Option Plan and Omnibus Plan

There have been 13,957,806 options, PSUs and RSUs issued under our stock option plan and our Omnibus Equity Incentive Plan, representing 4.76% of the issued and outstanding common shares (assuming each option, PSU and RSU is converted into one common share), and 1,053,635 DSUs under the current DSU plan, representing 0.36% of the outstanding common shares (assuming each DSU is converted into one common share). The burn rate for our DSU plan was 0.16% in 2018, 0.11% in 2017 and 0.07% in 2016.

The Board can amend or terminate the stock option plan at any time without shareholder approval. Shareholders must, however, approve the following changes:

▪	increasing the number of Precision shares reserved for issue under the stock option plan
▪	reducing the exercise price of a stock option
▪	extending the term of a stock option
▪	increasing any limit in our stock option plan on grants to insiders
▪	adding any form of financial assistance by Precision for the exercise of options
▪	changing the amending provisions of the stock option plan
▪	granting the Board additional powers to amend the plan or any option without shareholder approval.

Any change made will not affect any rights that have already accrued to option holders.

Neither the Board nor security holders can alter or affect the rights of a participant under an award previously granted in a negative way without the consent of that participant, except as required by law or as set out in the Omnibus Plan. See Termination and Change of Control on page 97 for a summary of the effect on employee’s termination for or without cause will have on options, PSUs and RSUs.

The Board can amend or terminate the Omnibus Plan at any time without shareholder approval, subject to applicable law (including the policies of the TSX) that require the approval of security holders or any governmental or regulatory bodies. Shareholders must, however, approve the following changes:

▪	increasing the maximum number of common shares issuable under the Omnibus Plan, other than to adjust for stock dividends, stock splits, mergers and other similar transactions
▪	increasing the length of the period after a blackout period when stock options may be exercised
▪	to make an amendment that would result in the exercise price for any stock option granted under the Omnibus Plan to be lower than the fair market value on the grant date
▪	to allow non-employee directors to participate under the Omnibus Plan
▪	to remove or exceed the limit of insiders participating in the Omnibus Plan
▪

to reduce the exercise price of a stock option, or to allow the cancellation and reissuance of an option or other entitlement, other than for stock dividends, stock splits, mergers and other similar transactions

▪

to extend the term of a stock option beyond the original expiry date (except to allow a holder to exercise an option within 10 business days following a blackout period if the option expired during or within 10 business days following a blackout period)

▪	to change the amendment provisions
▪	to allow awards under the Omnibus Plan to be transferred or assigned, other than for normal estate settlement purposes
▪	to make amendments that require approval by security holders under applicable law (including the rules, regulations and policies of the TSX).

The HRCC administers the Omnibus Plan unless the Board designates another committee to interpret, implement or administer the plan from time to time.

As plan administrator, the HRCC may:

▪	establish, amend or repeal administrative rules and regulations or forms or documents relating to the operation of the Omnibus Plan
▪	correct any defects, omissions or inconsistencies in the Omnibus Plan as the HRCC deems necessary
▪	seek recommendations from the Chair of the Board or the CEO about any administrative matters relating to the Omnibus Plan.

Subject to applicable law, the HRCC may delegate certain duties and powers relating to the Omnibus Plan to a director, officer or employee of Precision as it sees fit.

The HRCC may also appoint or engage a trustee, custodian or administrator to administer or implement the Omnibus Plan. Any decision by the Board or the HRCC relating to the administration and interpretation of the Omnibus Plan is final and binding on the plan participants.

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision shares are listed or traded, the Board may amend or terminate the new DSU plan at any time, without shareholder approval, provided that any amendment of the new DSU plan shall be such that the new DSU Plan and any new DSUs continuously meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada).

94	Precision Drilling Corporation

Also, unless required by applicable law or the affected Directors’ consent, no amendment may adversely affect the rights of Directors with respect to new DSUs to which the Directors are then entitled under the new DSU plan. If the new DSU plan is terminated, all new DSUs already granted will continue to exist and be redeemed in accordance with the new DSU plan, until no further new DSUs remain outstanding. However, no additional new DSUs shall be granted after termination of the new DSU plan. Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision Shares are listed or traded, the old DSU plan may be amended or terminated at any time by the Board, except as to rights already accrued thereunder.

Pension Benefits

The table below outlines the change in value of the Canadian defined contribution pension plan holdings of Mr. Neveu during 2018. Mr. Neveu stopped participating in the Canadian defined contribution pension plan upon his relocation to Houston, Texas on March 1, 2016. As Mr. Ford, Mr. Stahl, Mr. Goraya and Ms. Foley are all U.S. employees, they did not participate in the Canadian defined contribution pension plan in 2018.

Named Executive	Accumulated Value at Start of Year	Compensatory (1)	Non-Compensatory (2)	Accumulated Value at Year End
Kevin Neveu	$417,677	—	($18,666)	$399,011

Notes: (1) Represents employer contributions during 2018. (2) Includes employee contributions, interest on the accrued obligation at the start of the year, and investment gains and losses.

Termination and Change of Control

Employment Agreements

We have an employment agreement with each NEO. Each agreement is for an indefinite period of time and provides a summary of benefits, if any, to be received by the executive if employment is terminated for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal. Terms of the agreements are based on competitive practices and include non-solicitation and confidentiality provisions to protect Precision’s interests. Any entitlements issued under our incentive plans are governed by the terms and conditions of the applicable plan. Short-term and long-term incentive awards do not automatically vest when there is a change of control. If there is a change of control and our shares are converted to or exchanged for securities of another entity, any outstanding long-term incentive awards are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms.

If, however, replacement stock options:

▪	are not provided
▪	would give rise to adverse tax results to option holders
▪	are granted by a continuing entity that is not publicly traded, or
▪	is not practicable, as determined by our Board

then the outstanding stock options vest and may be exercised in certain conditions.

2019 Management Information Circular	95

These replacement stock options may vest immediately if the participant is terminated without cause or constructively dismissed within 180 days following the change of control.

Component	Resignation	Retirement	Termination with Cause	Termination without Cause/ Constructive Dismissal	Change of Control (without Constructive Dismissal)	Disability or Death
Base Salary	∎ salary ends	∎ salary ends	∎ salary ends	CEO ∎ lump sum payment equal to 24 months of base salary as of the termination date Other NEOs ∎ lump sum payment equal to 18 months of base salary as of the termination date	∎ no trigger	∎ salary ends
Short-term Incentive Plan	∎ award is forfeited	∎ award is forfeited	∎ award is forfeited

CEO

∎   an amount equal to two times the STIP target plus an additional pro-rata portion of the STIP award

Other NEOs

∎   an amount equal to 1.5 times the STIP target plus an additional pro-rata portion of the STIP award

					∎ no trigger	∎ prorated, factoring in salary paid to date and the STIP target, subject to Board’s discretion
Restricted Share Units	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ pro-rata portion of the unvested RSUs as of the termination date will continue to vest in accordance with their terms	∎ no immediate vesting of RSUs	∎ pro-rata portion of the unvested RSUs will continue to vest in accordance with their terms
Performance Share Units	∎ PSUs are forfeited	∎ PSUs are forfeited	∎ PSUs are forfeited

∎   pro-rata portion of the unvested PSUs as of the termination date will continue to vest in accordance with their terms

Termination without cause or constructive dismissal within 180 days following a change of control

∎   pro-rata portion of the unvested PSUs will vest on the termination date based on the level of achievement of the performance conditions up to the termination date

					∎ no immediate vesting of PSUs	∎ pro-rata portion of the unvested PSUs will continue to vest in accordance with their terms
Options	∎ unvested options expire and terminate immediately ∎ vested options may be exercised before the expiry date or within 30 days of the resignation date, whichever is earlier	∎ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 36 months of the retirement date, whichever is earlier	∎ options expire and terminate immediately

Termination without cause

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date or within 30 days of the termination date, whichever is earlier

Constructive dismissal 180 days following a change of control

∎   options immediately vest and may be exercised before the expiry date or within 90 days of the termination date, whichever is earlier

∎ no immediate vesting of options

Disability

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date

Death

∎   options become fully vested and may be exercised within 12 months or before the expiry date, whichever is earlier

96	Precision Drilling Corporation

Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each NEO would receive under each termination scenario assuming the termination occurred on December 31, 2018.

Named executive	Resignation ($)	Retirement ($)	Termination without cause/ constructive dismissal ($)	Constructive dismissal following a change of control ($)	Change of control ($)
Kevin A. Neveu (1)
President and CEO
2 times base salary	—	—	2,184,320	2,184,320	—
2 times STIP target	—	—	2,184,320	2,184,320	—
Restricted share units	—	—	—	—	—
Performance share units (2)	—	—	1,963,806	1,963,806	—
Options (3)	—	—	—	—	—
Total payment	—	—	6,332,446	6,332,446	—
Carey Ford (1)
Senior Vice President and CFO
1.5 times base salary	—	—	788,403	788,403	—
1.5 times STIP target	—	—	591,302	591,302	—
Restricted share units	—	—	49,892	49,892	—
Performance share units (2)	—	—	460,370	460,370	—
Options (3)	—	—	—	—	—
Total payment	—	—	1,889,967	1,889,967	—
Gene C. Stahl (1)
President, Drilling Operations
1.5 times base salary	—	—	870,315	870,315	—
1.5 times STIP target	—	—	652,736	652,736	—
Restricted share units	—	—	48,431	48,431	—
Performance share units (2)	—	—	520,858	520,858	—
Options (3)	—	—	—	—	—
Total payment	—	—	2,092,340	2,092,340	—
Shuja Goraya (1)
Chief Technology Officer
1.5 times base salary	—	—	716,730	716,730	—
1.5 times STIP target	—	—	537,548	537,548	—
Restricted share units	—	—	140,520	140,520	—
Performance share units (2)	—	—	38,141	38,141	—
Options (3)	—	—	—	—	—
Total payment	—	—	1,432,938	1,432,938	—
Veronica Foley (1)
Senior Vice President, General Counsel and Corporate Secretary
1.5 times base salary	—	—	675,774	675,774	—
1.5 times STIP target	—	—	506,831	506,831	—
Restricted share units	—	—	50,191	50,191	—
Performance share units (2)	—	—	255,037	255,037	—
Options (3)	—	—	—	—	—
Total payment	—	—	1,487,832	1,487,832	—

Notes:

(1)  The amounts for all the NEOs were converted to Canadian dollars using the December 31, 2018 exchange rate of 1.3652.

(2)  PSU values were calculated using the December 31, 2018 closing price of $2.37 on the TSX for Canadian units and US$1.74 on the NYSE for U.S. units, multiplied by the number of units that would have vested. We have assumed a performance multiplier of 1.0x.

(3)  Option values were calculated using the difference between the strike price and the December 31, 2018 closing price of $2.37 on the TSX for Canadian options and US$1.74 on the NYSE for U.S. options, multiplied by the number of vested options on December 31, 2018, including any unvested options that would have immediately vested given the particular trigger.

2019 Management Information Circular	97

D – Other Information	Management Information Circular

Non-GAAP Measures

In this Circular, we refer to non-GAAP measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Funds from Operations (or funds provided by (used in) operations)

We believe that funds provided by (used in) operations, as reported in the Consolidated Statements of Cash Flow, is a useful measure because it gives us, and our investors, an indication of the funds our principal business activities generated prior to consideration of working capital, which is primarily made up of highly liquid balances.

Adjusted EBITDA

We believe that adjusted EBITDA (earnings before income taxes, loss or gain on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of property, plant and equipment, impairment of goodwill, and depreciation and amortization), as reported in our Consolidated Statements of Earnings (Loss), is a useful supplemental measure because it gives us, and our investors, an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, and non-cash impairment, decommissioning, depreciation and amortization charges.

Operating Loss

We believe that operating loss, as reported in our Consolidated Financial Statements, is a useful measure because it provides an indication of the results of our principal business activities before consideration of how our activities are financed and the impact of foreign exchange and taxation. Operating loss is calculated as follows:

Year ended December 31 (thousands of dollars)	2018	2017	2016
Revenue	1,541,189	1,321,224	951,411
Expenses:
Operating	1,067,871	926,171	607,295
General and administrative	112,387	90,072	110,287
Restructuring	-	-	5,754
Other recoveries	(14,200)	-	-
Depreciation and amortization	365,660	377,746	391,659
Impairment of goodwill	207,544	-	-
Impairment of property, plant and equipment	-	15,313	-
Gain on re-measurement of property, plant and equipment	-	-	(7,605)
Operating loss	(198,073)	(88,078)	(155,979)
Foreign exchange	4,017	(2,970)	6,008
Finance charges	127,178	137,928	146,360
Loss (gain) on redemption and repurchase of unsecured senior notes	(5,672)	9,021	239
Income taxes	(29,326)	(100,021)	(153,031)
Net loss	(294,270)	(132,036)	(155,555)

Return on Capital Employed

We use the return on capital employed as a performance measure. It does not have a standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers.

Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe return on capital employed is useful method for measuring the effectiveness of management’s use of Precision’s capital in the generation of earnings.

Loans to Directors and Officers

We (including our subsidiaries) did not have any loans outstanding to our current or nominated directors, executive officers or any of their associates in 2018, or to date in 2019.

We also do not provide financial assistance to our directors to purchase securities under the DSU plan, or to executives or other employees to purchase securities under the stock option plan or any other compensation plan.

98	Precision Drilling Corporation

For More Information

You can find financial information about Precision in our audited consolidated financial statements and notes and management’s discussion and analysis (MD&A) for the year ended December 31, 2018.

Cautionary Statement about Forward-Looking Information and Statements

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this Circular, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, forward-looking information and statements).

Our forward-looking information and statements in this Circular include, but are not limited to, the following:

▪	our outlook on oil and natural gas prices
▪	our expectations about drilling activity in North America and the demand for Tier 1 rigs
▪	our dept repayment plans, and
▪	our capital expenditure plans for 2019.

The forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

▪	our ability to react to customer spending plans as a result of changes in oil and natural gas prices
▪	the status of current negotiations with our customers and vendors
▪	customer focus on safety performance
▪	existing term contracts are neither renewed or terminated prematurely
▪	continued market demand for Tier 1 rigs
▪	our ability to deliver rigs to customers on a timely basis
▪	the general stability of the economic and political environment in the jurisdictions we operate in, and
▪	the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

▪	volatility in the price and demand for oil and natural gas
▪	fluctuations in the level of oil and natural gas exploration and development activities
▪	fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services
▪	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity
▪	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
▪	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs
▪	liquidity of the capital markets to fund customer drilling programs
▪	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
▪	the impact of weather and seasonal conditions on operations and facilities
▪	competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services
▪	ability to improve our rig technology to improve drilling efficiency
▪	general economic, market or business conditions
▪	the availability of qualified personnel and management
▪	a decline in our safety performance which could result in lower demand for our services
▪

changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas

▪	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate
▪	fluctuations in foreign exchange, interest rates and tax rates, and
▪	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

2019 Management Information Circular	99

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in our AIF under Risks in Our Business, starting on page 30 and in other reports on file with securities regulatory authorities from time to time which you can find in our profile on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All of the forward-looking information and statements made in this Circular are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this Circular are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Additional information about Precision is also available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), including the following documents:

▪	our audited consolidated financial statements, notes to financial statements and MD&A for the year ended December 31, 2018
▪	our 2018 annual report, which includes the above documents and the auditors’ report
▪	our annual information form for the year ended December 31, 2018
▪	any document or pages of any document incorporated by reference in the annual information form.

You can contact us at:

Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1	Email: corporatesecretary@precisiondrilling.com Phone: 403.716.4500 Fax: 403.264.0251

100	Precision Drilling Corporation

Appendix – Board of Directors Charter	Management Information Circular

PURPOSE

The board of directors (the “Board” or the “Board of Directors”) of Precision Drilling Corporation (“Precision” or the “Corporation”) is responsible for the stewardship of the business and affairs of Precision. The Board of Directors discharges it responsibility by providing direction to management of the Corporation (“Management”) and overseeing that all major issues affecting the business and affairs of Precision are given proper consideration.

BOARD RESPONSIBILITIES

The Board of Directors shall:

Strategy and Budget

▪

be responsible for the strategic direction of Precision, taking into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed and adopted on an annual basis at a special meeting of the Board of Directors and Management;

▪	approve all significant transactions involving Precision, including all banking relationships and key borrowing and financing decisions;
▪	approve the annual business plan of Precision and its annual operating and capital budgets;
▪

approve, as recommended by the audit committee of the Board (The “Audit Committee”) requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s (“CEO”) and/or Chairman of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels; and

▪	approve all amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

 Senior Management

▪

appoint the Chief Executive Officer and, on the recommendation of the human resources and compensation committee of the Board (the “HRCC”), appoint or confirm the other senior executive officers of the Corporation;

▪

approve the corporate goals and objectives, and review the performance against these goals and objectives, for the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC;

▪

approve the compensation of the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC (with respect to the compensation of the CEO, such compensation will be determined and approved by the independent directors of the Board only); and

▪	review Precision’s succession plan for key positions at least annually and receive reports from the HRCC on key succession issues from time to time.

 Financial Reporting and Risk Management

▪

be responsible for the integrity of Precision’s internal controls and management information systems and receive regular reports from the audit committee of the Board (the “Audit Committee”). The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems, receiving quarterly financial presentations from Management and meeting separately with, and receiving direct reports from, the internal and external auditors of Precision and reporting to the Board of Directors on such matters;

▪

approve the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of Precision. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee;

▪	approve and recommend to the shareholders of the Corporation, the appointment/re-appointment of the external auditor, as recommended to the Board of Directors by the Audit Committee;
▪

ensure that Management identifies the principal risks of Precision’s business and ensure the implementation of systems to manage these risks. With the assistance of Management who report to the Board of Directors on the risks of Precision’s business, and through its committees who have specific oversight over areas of risk on behalf of the Board of Directors, consider such risks and discuss the management of such risks on a regular basis;

▪	receive reports from Management on quarterly environmental and occupational health and safety matters, significant litigation matters and compliance matters;
▪	monitor regulatory regimes, trends and issues related to environmental and occupational health and safety matters and assess any related risks and external stakeholder issues;
▪	review and monitor the Corporation’s approach, planning and reporting on social responsibility and sustainability;

2019 Management Information Circular	101

▪	consider appropriate measures it may take if the performance of Precision falls short of its goals or as other circumstances warrant; and
▪

oversee the accurate reporting of the financial performance of Precision to the shareholders of the Corporation (“Shareholders”) and the investment community, and that the financial results of Precision are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that Precision make accurate, timely and effective communication of all material information to Shareholders and the investment community.

 Ethics, Disclosure and Corporate Conduct

▪

be responsible, to the extent feasible, for satisfying itself of the integrity of the Chief Executive Officer and the other senior executive officers appointed by the Board and ensuring that such individuals create a culture of integrity throughout the organization;

▪

ensure Precision meets its continuous disclosure and public reporting obligations. The Board of Directors currently delegates this ongoing reporting responsibility to Management and ensures an appropriate Disclosure Policy is in place. Issues arising from the Disclosure Policy are dealt with by a committee of senior executive officers of Precision consisting of the Chief Financial Officer and the General Counsel, and such others as may be determined by them from time to time;

▪	approve material disclosure including Precision’s annual information form, annual report and annual management information circular;
▪

be responsible for approving a Code of Business Conduct and Ethics (the “Code”) applicable to Precision’s directors, officers, employees, contractors and consultants, and approve any waivers from the Code by any officer or director of the Corporation; and

▪	through regular Management reports, monitor compliance with the Code and review a summary of complaints received by the Ethics Hotline.

 Delegation

▪

establish the following permanent committees to assist it with the discharge of its duties: the Audit Committee, the corporate governance, nominating and risk committee of the Board (the “Corporate Governance, Nominating and Risk Committee”) and the HRCC. The Board of Directors may also appoint ad hoc or special committees of the Board as it may determine from time to time. The Board of Directors will review and consider the reports and recommendations of its committees;

▪	retain its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management;
▪	the Board of Directors is responsible for the appointment and removal of members and chairs of its committees;
▪

establish, through its Corporate Governance, Nominating and Risk Committee, Precision’s approach to corporate governance, including oversight of governance of Precision’s subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of Precision;

▪	review, by receiving the report of the Corporate Governance, Nominating and Risk Committee, the effectiveness of the Board of Directors, its committees and individual directors annually; and
▪

review on an annual basis and approve, upon recommendation by the Corporate Governance, Nominating and Risk Committee, any amendments to the Charters and chair position descriptions of each of its committees.

 Board Process/Effectiveness

▪

review and approve, on recommendation from the Corporate Governance, Nominating and Risk Committee, the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director of the Corporation;

▪	approve policies designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies; and
▪

adhere to all other Board responsibilities as set forth in the Corporation’s by-laws, articles, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc.

Structure and Authority

 Composition

▪

The composition of the Board of Directors, including the qualifications of each director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the securities of Precision are listed for trading;

▪

A majority of the Board of Directors will be comprised of directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the securities of the Corporation are listed for trading; and

▪

The directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director will not be liable in carrying out his or her duties except in cases where the director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

102	Precision Drilling Corporation

Election, Appointment and Replacement

▪

The Corporate Governance, Nominating and Risk Committee will recommend to the Board of Directors candidates for nomination as directors. The Board of Directors approves the final choice of candidates to be submitted to Shareholders and voted upon in accordance with Precision’s majority voting policy on the election of directors;

▪

The Board will appoint the Chair of the Board from among Precision’s directors. The term of each director will expire at the close of the next annual meeting of Shareholders or when a successor is duly elected or appointed;

▪

If it becomes necessary to appoint a new director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board will, under the leadership of the Corporate Governance, Nominating and Risk Committee, consider a wide base of potential candidates and assess the qualifications of proposed new directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities;

▪

The Board of Directors may, between annual meetings of the Shareholders, appoint one or more additional directors for a term to expire at the close of the next annual meeting of Shareholders, provided that the number of additional directors so appointed will not exceed one-third of the number of directors who held office at the immediately preceding annual meeting of Shareholders; and

▪

Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgment.

 Meetings and Quorum

▪	A majority of Directors present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum;
▪	The Board of Directors will not transact business at a meeting of the Board unless a quorum is present and at least one quarter of the directors present are Canadian residents;
▪

The Board of Directors meets at least quarterly and as many additional times as needed to carry out its duties effectively. At each regularly scheduled meeting, the Board of Directors meets in in camera sessions, without Management present and as a group of only the independent Directors. The Board of Directors also meets with any internal personnel or outside advisors as needed or appropriate to discharge its responsibilities, in open or closed sessions as appropriate; and

▪

Each director is expected to attend all regularly scheduled meetings in person. To prepare for meetings, directors are expected to review the materials that are sent to them in advance of such meetings.

Review of Charters and Position Descriptions

▪

The Board of Directors shall, under the leadership of the Corporate Governance, Nominating and Risk Committee, review and assess the adequacy of all Board and committee charters and all CEO and chair position descriptions at least annually and consider and adopt changes as appropriate.

Engagement

▪

The Board of Directors has adopted a Shareholder Communication Policy to express its commitment to communicate openly with shareholders and other interested parties. To communicate with the Board of Directors and with the independent members of the Board of Directors contact the Corporate Secretary at the offices of Precision, Suite 800, 525 – 8th Avenue SW, Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com; and

▪

All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on Precision’s website at www.precisiondrilling.com.

Approved effective July 31, 2018

2019 Management Information Circular	103

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1 Phone: 403.716.4500 Email: info@precisiondrilling.com www.precisiondrilling.com

You can contact our proxy solicitation agent

if you have questions:

The Exchange Tower

130 King Street West

Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

www.kingsdaleadvisors.com North American phone: 1.888.518.1560 (toll-free)

Email: contactus@kingsdaleadvisors.com

Facsimile: 416.867.2271

Facsimile: 1.866.545.5580 (toll-free)

Outside North America, banks and brokers

call collect: 416.867.2272